2021

PROXY STATEMENT

PINNACLE WEST CAPITAL CORPORATION



The APS Promise

IN 2020, ARIZONA PUBLIC SERVICE, PINNACLE WEST'S PRIMARY SUBSIDIARY, INTRODUCED THE PROMISE.

The Promise is our commitment to our customers, community and each other as employees. It explains why we're here (our purpose), what we're here to do (vision and mission) and the principles and behaviors that will empower us to achieve our strategic goals.

OUR PURPOSE   As Arizona stewards, we do what is right for the people and prosperity of our state.

OUR VISION   Create a sustainable energy future for Arizona.

OUR MISSION   Serve our customers with clean, reliable and affordable energy.

OUR PRINCIPLES

DESIGN FOR TOMORROW	EMPOWER EACH OTHER	SUCCEED TOGETHER
See the way forward	Embrace diverse perspectives	Create clarity
Innovate with courage	Challange respectfully	Anchor in safety
Value learning	Unite as one team	Deliver for the community

About Pinnacle West

Who We Are

We are Pinnacle West Capital Corporation ("Pinnacle West," "PNW" or the "Company"). We are an investor-owned electric utility holding company based in Phoenix, Arizona with consolidated assets of about $20 billion. For over 130 years, Pinnacle West, through our affiliates, has provided energy and energy-related products to people and businesses throughout Arizona. Our success enables us to reinvest in our home state's growth and give back to our communities, enhancing Arizona's continued economic and cultural vitality.

Pinnacle West derives essentially all of our revenues and earnings from our principal subsidiary, Arizona Public Service Company ("APS"). APS is a wholly owned, vertically integrated electric utility that provides either retail or wholesale electric service to most of the State of Arizona. APS is also the operator and co-owner of the Palo Verde Generating Station – a primary source of electricity for the Southwest and the largest nuclear power plant in the United States.

 **APS** is Arizona's largest and longest-serving electric company that generates safe, affordable and reliable electricity for approximately 1.3 million retail and residential customers in 11 of Arizona's 15 counties.



A Message from Our Chairman, President and CEO

> "In response to the COVID-19 pandemic, the Company swiftly and immediately mobilized to protect the health and safety of our employees and the general public and to provide continued safe and reliable electric service for our customers."
>
> **JEFFREY B. GULDNER**
> Chairman of the Board, President and Chief Executive Officer



To our Shareholders:

On behalf of our Board of Directors, management and employees, I invite you to participate in our 2021 Annual Meeting of Shareholders. The meeting will be held at 1:30 p.m. (EDT), Wednesday, May 19, 2021. Details regarding how to attend the meeting and the business to be conducted are in the accompanying Notice of Annual Meeting and Proxy Statement.

COVID-19

In response to the COVID-19 pandemic, the Company swiftly and immediately mobilized to protect the health and safety of our employees and the general public and to provide continued safe and reliable electric service for our customers. We transitioned as many employees as possible to remote work environments. For employees who needed to be on-site at one of our facilities or working on our transmission and distribution systems, rules for social distancing, mask-wearing and other safety precautions were implemented. Critical generation plant outages, including at the Palo Verde Generating Station, were re-planned to reduce and streamline work requirements. This initiative reduced the number of individuals required to be on-site and reduced the risk of our employees being exposed to COVID-19.

In March 2020, APS suspended customer late fees and disconnections for nonpayment. Given the challenges facing our customers, we distributed $12.4 million in direct bill relief in 2020, including $8.8 million through our Customer Support Fund and $3.6 million to limited-income customers who had fallen behind on their bills. APS will continue to waive late fees for residential and business customers through October 15, 2021 and will continue to provide flexible payment options and additional assistance for those who need help the most.

APS provided more than $2.2 million in 2020 to support such COVID relief efforts as homeless prevention, food security, food security emergency services, testing and vaccination, and small business assistance.

Pinnacle West CAPITAL CORPORATION

Employees and retirees contributed to the effort by pledging more than $44,000 to the Arizona Food Bank Network to support its efforts to help provide food security to families around Arizona. This amount is being matched by the Company on a dollar-for-dollar basis. Factoring all contributions from the match and additional APS funding in 2020, more than $190,000 was provided to the Arizona Food Bank Network. This amount represents more than 3.6 million meals.

The APS Promise

In September 2020, we introduced the APS Promise. You can find the APS Promise on the inside front cover of this Proxy Statement. In a nutshell, we consider ourselves Arizona stewards. As such, we do what is right for the people and prosperity of our state, centering our ultimate purpose with employees and those we serve. The APS Promise lets us focus and build on our cultural strengths and reflects several of the messages and concepts my management team continues to emphasize, including:

- Customer centricity
- Growth mindset
- Lean and customer affordability initiatives
- Speak up, challenge and empower

We believe by delivering on the APS Promise, we not only will improve our customers' experience, but we also will create corresponding shareholder value. For example, we increased the dividend for the ninth year in a row, growing it by 6.1 percent. We once again produced strong financial performance, including net income of $550.6 million or $4.87 per share in 2020, surpassing our 2019 results of $538 million and $4.77 per share.

Consistent with the APS Promise, we also have continued on a more positive path forward with the Arizona Corporation

Commission ("ACC") and other stakeholders, focusing on robust communication and greater collaboration. We believe a positive and collaborative approach will produce positive results that, in turn, will help us deliver consistent shareholder value and meet the needs of our customers and various stakeholders.

Board of Directors

Our Board of Directors plays a vital role in establishing our corporate strategy. Their varied knowledge, experience and skills bring crucial insights to developing near- and long-term goals and, ultimately, overseeing our progress in building a more sustainable energy future and creating customer and shareholder value. Kathy's letter will highlight some of the specific actions the Board took in 2020.

One of our longtime Directors, Humberto Lopez, will retire from the Board as of the 2021 Annual Meeting. We thank Bert for his many years of service. His deep knowledge of Arizona and valued counsel on important issues facing our Company will be missed.

Finally, your vote is important to us. Whether or not you plan to participate in the Annual Meeting, we encourage you to vote promptly. You may vote on the internet; by telephone; or by completing, signing, dating and returning a proxy card or voting instruction form.

Thank you for your investment and continued support of Pinnacle West.

Sincerely,



JEFFREY B. GULDNER
Chairman of the Board, President and Chief Executive Officer

A Message from Our Lead Director



"To demonstrate the heightened attention on ESG, the Board changed the name of the Corporate Governance Committee to the Corporate Governance and Public Responsibility Committee."

KATHRYN L. MUNRO
Lead Director

Dear Fellow Shareholders,

On behalf of the Board, I thank you for your investment in Pinnacle West. As we approach our 2021 Annual Meeting of Shareholders, I take this opportunity to provide you an update on how your Board is approaching and addressing key areas of shareholder value, board refreshment and management succession. I also want to take a few moments to recognize the outstanding work of our employees in 2020 during the COVID-19 pandemic.

COVID-19

From the earliest stages of the COVID-19 pandemic, the Company took immediate steps to address the health and safety of our employees, customers and communities. Jeff notes some specific actions that were taken in his letter. I want to take this opportunity to thank our employees for rising to the challenges presented by the pandemic; keeping each other safe; keeping the lights on and the power flowing; caring for our communities; and keeping our shareholders' investment safe.

Humberto Lopez

It is with mixed feelings I say good-bye to our trusted advisor and friend, Bert Lopez. Bert has been a phenomenal asset to the Board of Directors and the Company. I will miss his thoughtful counsel. As a Board, we acknowledged a need for orderly refreshment when we adopted, and then amended, our Board Retirement Policy. Consistent with that policy, Bert will retire from the Board at the 2021 Annual Meeting. You can read more about this policy on page 27 of the attached Proxy Statement. I hope you join me in thanking Bert for his tireless service and wishing him well.

William Spence

I am pleased to welcome Bill Spence to the Board of Directors. One area the Board identified as an opportunity for improvement was having greater CEO representation and experience. Bill brings that expertise to the Board. He was named Chairman, President and CEO of PPL Corporation, an investor-owned electric utility, in 2012, after serving in the roles of CEO, President and Chief Operating Officer during the period from 2006 – 2011. Bill retired as an employee of PPL in June 2020 but continued to serve as Chairman of the Board from June 2020 until his retirement from the Board in March 2021. We found Bill's skillset particularly attractive at this point in time given we have a new CEO at the helm. Although the Board continues to focus on diverse candidates, Bill brings a skill mix to the Board that outweighed our desire to add another diverse candidate. We'll continue to look for diverse candidates and require our outside director search firm to make diversity a focal point of all our searches.

Board Leadership

In 2020, we reorganized members of the Board committees. With the retirement of Mike Gallagher last year, Paula Sims took over the Chair role for our Nuclear and Operating Committee. Paula has been instrumental in focusing the committee on major operational issues, including holding an unscheduled meeting of the committee to do a deep dive into the regulations and requirements governing Palo Verde Generating Station. With Bert Lopez's retirement on the near horizon, David Wagener took over as Chair of the Finance Committee and has approached the role with enthusiasm as he focuses the committee on major strategic financial matters.

Environmental, Social and Governance ("ESG")

The Board also focused on environmental, social and corporate governance matters. To demonstrate the heightened attention on ESG, the Board changed the name of the Corporate Governance Committee to the Corporate Governance and Public Responsibility Committee and specifically added to the Charter the responsibility to review significant ESG trends that may impact the Company; ensure the oversight of relevant ESG issues by the Board and its committees; and make recommendations to the Board, as appropriate. We also amended the Bylaws to reduce the threshold to call special shareholder meetings from 25% to 15%. We amended the Charter of the Human Resources Committee to include a requirement to periodically review and assess the Company's strategies and policies related to human capital management, such as diversity, inclusion, pay equity, corporate culture, talent development and retention.

Management Succession

In late 2019 and early 2020, we transitioned management leadership to Jeff Guldner, who took over as the Company's Chairman, President and Chief Executive Officer and as APS's Chairman and Chief Executive Officer. His new executive team includes: Maria Lacal, who took over as Executive Vice President and Chief Nuclear Officer of APS; Daniel Froetscher, who was elevated to President and Chief Operating Officer of APS; and Ted Geisler, who was promoted to Senior Vice President and Chief Financial Officer of PNW and APS. Jeff and his team have started to implement their leadership vision, and we agree with the tone and direction. Taking on new leadership roles can be challenging, and the challenge was heightened with the pandemic. We are proud of the way this team has responded and look forward to watching this team – and the Company – grow.

Board Engagement

Our independent Board members are expected to be active, engaged and contributing members. Our discussions are focused on oversight of Pinnacle West's business strategy. We are excited about the announcement of our Clean Energy Commitment and our plan to deliver 100% clean, carbon-free energy to our customers by 2050, with a near-term 2030 target of 65% clean energy, with 45% of our portfolio coming from renewable energy, and the progress we have made on that front in 2020, including adding more than 400 megawatts of clean energy resources, including 200 megawatts of wind power and 75 megawatts of demand response capability.

In 2020, we held a combined total of 42 Board and Board committee meetings. Directors have focused on strategy, ESG and our shareholder

engagement program and participated in continuing director education sessions. Although we were forced to hold most of our 2020 meetings virtually, that did not reduce or hinder our level of engagement.

On behalf of the Board, I thank our shareholders for their time and feedback. I am pleased to provide this window into the Board's activities in 2020 and express our commitment to running our business for the long-term value creation for you, our shareholders. We appreciate your support at our 2021 Annual Meeting.

Sincerely,



KATHRYN L. MUNRO
Lead Director

Table of Contents

Notice of the 2021 Annual Meeting of Shareholders



DATE AND TIME
Wednesday, May 19, 2021 at 1:30 p.m. Eastern Daylight Time



LOCATION
Online at www. virtualshareholder meeting. com/PNW



WHO CAN VOTE
All shareholders of record at the close of business on March 11, 2021 are entitled to notice of and to vote at the Annual Meeting

ADVANCE VOTING METHODS



INTERNET
www.proxyvote.com



TELEPHONE
1-800-690-6903



MAIL
Mark, sign, date, and mail your proxy card or voting instruction form (a postage-paid envelope is provided for mailing in the United States)

VOTING ITEMS

1. To elect eleven directors to serve until the 2022 Annual Meeting of Shareholders

   ⊘ **FOR** each director nominee

2. To hold an advisory vote to approve executive compensation

   ⊘ **FOR**

3. Approval of the Pinnacle West Capital Corporation 2021 Long-Term Incentive Plan

   ⊘ **FOR**

4. To ratify the appointment of our independent accountant for the year ending December 31, 2021

   ⊘ **FOR**

Your vote is important. Whether you plan to participate in the Annual Meeting or not, please promptly vote by telephone, over the Internet, by proxy card, or by voting instruction form.

By order of the Board of Directors,

DIANE WOOD
Corporate Secretary
April 1, 2021

The Proxy Statement and form of proxy are first being made available to shareholders on or about April 1, 2021.

EXECUTIVE OFFICES ADDRESS:
PINNACLE WEST CAPITAL CORPORATION
Post Office Box 53999
Phoenix, Arizona 85072-3999

Proxy Voting Roadmap

Proposal 1 - Election of Directors

The Board of Directors and the Corporate Governance and Public Responsibility Committee believe that the eleven nominees possess the skills and experience necessary to serve on the Board and have concluded that each nominee is qualified to serve as director.

To know more about this proposal, see page **47**.

 The Board of Directors unanimously recommends a vote **FOR** the election of the nominated slate of directors.

Proposal 2 - Advisory Vote on Executive Compensation

The Company has designed its executive compensation program to align executives' interests with those of our shareholders, make executives accountable for business and individual performance by putting pay at risk, and attract, retain and reward the executive talent required to achieve our corporate objectives and to increase long-term shareholder value. We believe that our compensation policies and practices promote a pay at risk philosophy and, as such, are aligned with the interests of our shareholders.

To know more about this proposal, see page **60**.

 The Board of Directors unanimously recommends a vote **FOR** the approval of the Company's executive compensation.

Proposal 3 - Approval of the Pinnacle West Capital Corporation 2021 Long-Term Incentive Plan

Long-term equity-based compensation is an important element of our compensation program. We believe that the Pinnacle West Capital Corporation 2021 Long-Term Incentive Plan will allow us to continue to attract, retain, and motivate employees, officers and directors by aligning their interests and efforts with the long-term interests of the Company and our shareholders.

To know more about this proposal, see page **112**.

 The Board of Directors unanimously recommends a vote **FOR** this proposal.

Proposal 4 – Ratification of The Appointment of Deloitte & Touche LLP ("D&T") as the Independent Accountant for the Company

The Audit Committee has discussed the qualifications and performance of D&T and believes that the continued retention of D&T to serve as the Company's independent accountant is in the best interest of the Company and its shareholders.

To know more about this proposal, see page **122**.

 The Board of Directors unanimously recommends a vote **FOR** ratification of the appointment of Deloitte & Touche LLP as the company's independent accountant for the year ending December 31, 2021.

Proxy Statement Summary

The Value We Create



The APS Promise

Our Purpose
As Arizona stewards, we do what is right for the people and prosperity of our state.

Our Vision
Create a sustainable energy future for Arizona.

Our Mission
Serve our customers with clean, reliable and affordable energy.



Our Principles

The culture and behaviors that will enable us to fulfill our **purpose**, **vision** and **mission**.

Design for Tomorrow
See the Way Forward
Innovate with Courage
Value Learning

Empower Each Other
Embrace Diverse Perspectives
Challenge Respectfully
Unite as One Team

Succeed Together
Create Clarity
Anchor in Safety
Deliver for the Community



Our Strategy

How we will execute our mission to achieve our vision.

**Long-Term Issues —
Priority areas of focus**
for our business over the next ten years:

- Focus on Customer Experience and Community Stewardship
- Support an Evolving Workforce
- Decarbonize and Manage Generation Resources
- Achieve a Constructive Regulatory Environment
- Ensure Long-Term Financial Health

Strategies & Goals

Actions and targets that guide resources and efforts to address our long-term issues.

Business Plan
Defines how each business unit executes our strategy.

Tiered Metrics
Provides a clear look at what the Company is trying to accomplish by measuring what matters.

Performance Management
Recognizes and rewards the individual contributions to priority work.

The Value We Create for Our Stakeholders

○ Financial

Creating long-term value for our shareholders is dependent upon having the right strategy to drive our operational performance. We recognize the links between strong customer satisfaction, a constructive regulatory environment and financial health and stability. To support future value creation for our shareholders, we are committed to enhancing our customer focus and improving our regulatory relationships. In addition, our strong customer growth and clean energy investments distinguish our future potential to build shareholder value.

▸ Page **5**

○ Customers

Customers are at the core of what we do every day at APS, and we are committed to providing options that make it easier for them to do business with us. We continually work to find new and better ways to meet our customers' needs. We are also committed to assisting our customers during the COVID-19 pandemic. To date, the Company has committed more than $15 million to assist customers and communities with the impacts of COVID-19. While this situation continues to evolve, our focus will remain on keeping our employees safe, and keeping the power on for APS customers and the communities we serve.

▸ Page **7**

○ Employees

Our more than 6,000 dedicated employees strengthen our Company with their skills, experience and diverse perspectives. We recognize that the next generation of employees has its own unique career expectations, and our business is evolving to accommodate the changing workforce. We are taking steps to support the changing needs, skills and priorities of our employees. We also continue to develop new strategies to attract and retain our highly skilled employees, and ensure they remain engaged during this time of change.

▸ Page **9**

○ Environment

APS is committed to its role as a leader in environmental and sustainability stewardship by establishing sound environmental policies, managing environmental risks, implementing world-class environmental management systems and driving the adoption of sustainable concepts. Anchored by our Clean Energy Commitment to provide 100% clean, carbon-free electricity by 2050, our sustainability initiatives also include ensuring adequate water security, waste management, and land use and biodiversity.

▸ Page **13**

○ Communities

In addition to powering Arizona, we empower communities across Arizona through programs and partnerships dedicated to improving the lives of Arizonans. Our multifaceted approach to community engagement is grounded in our commitment to community development. We not only invest in the communities where we do business but also focus on building meaningful relationships, which help us manage our social, economic and environmental impact.

▸ Page **15**

Financial Highlights

Shareholder Value

Our management team is committed to increasing shareholder value as one of our top priorities. One area where we underperformed compared to our historical track record was in total shareholder return, which combines stock price appreciation with dividends paid, at -7.7% for the year. Increased regulatory uncertainty prompted by our 2019 rate case filing and other ACC-driven discussions impacted shareholder confidence. We are committed to maintaining robust communication and collaboration with the Arizona Corporation Commission and other stakeholders to find constructive solutions that support our customers while maintaining the financial health of the Company. We anticipate resolution of the 2019 rate case to occur in 2021 providing additional clarity around the regulatory environment in Arizona and allowing for more detailed discussions regarding the execution of our clean energy transition and growth profile. Going forward, we believe we have the right strategy and team in place to meet our near-term goals and deliver long-term shareholder value.

TOTAL SHAREHOLDER RETURN*
($)



$3.4 BILLION
Total Shareholder Value Creation
2016-2020

*   Value of $100 invested as of December 31, 2015, with dividends reinvested.

2020 Financial and Operating Highlights

✓ PNW **increased its dividend for the 9th consecutive year**, by 6%

✓ Maintained **strong credit ratings** from all three rating agencies

✓ In 2020, we met our goal to reduce **O&M by $20 million**, largely through Lean initiatives and automation

✓ In September 2020, **APS issued its first-ever green bond**, raising almost $400 million to support "green" projects, such as renewables and energy storage, energy efficiency programs, climate change mitigation and clean transportation

✓ APS set a new **all-time high peak energy demand of 7,660 megawatts**, exceeded the prior peak set in 2017 by nearly 300 megawatts, and achieved strong reliability measures

✓ Notwithstanding the challenges presented by the COVID-19 pandemic as well as the hottest summer on record, the non-nuclear generation fleet **achieved its best reliability performance since 2007**, with a summertime equivalent availability factor of 95.3%, ensuring the reliable delivery of electricity to APS customers while neighboring utilities suffered energy emergencies

✓ APS continued successful operation of Palo Verde Generating Station ("PVGS"), a nuclear energy facility that is the largest **clean-air** generator in the United States

Customer Highlights

Starting with our new APS Promise, we are Arizona stewards doing what is right for the people and prosperity of our state, creating a sustainable energy future by serving our customers with clean, reliable, and affordable energy. It is our goal to achieve an industry-leading best-in-class customer experience and improve our J.D. Power customer satisfaction ratings to the first quartile nationally. To achieve this goal, in 2020 we adopted a number of changes to improve our customers' experience:

Customer Care Center

We transitioned to a 24/7 care center operation to better serve our customers around the clock. We improved our call center performance, answering nearly 75% of more than 1 million telephone calls in 30 seconds or less, made many improvements to our digital experience through our aps.com site, and our overall digital experience continues to improve for our customers.

Customer Advisory Board

We convened a customer advisory board and stakeholder committee to serve as a vehicle for gathering valuable qualitative insights, directly from customers and stakeholders, that will keep APS apprised of customer needs, wants, and perspectives. Additionally, the customer advisory board is leveraged to identify and diagnose potential customer pain points and to help shape and co-create customer solutions.

 ## COVID-19 Pandemic Response

As the COVID-19 pandemic created widespread uncertainty, we worked to provide our customers with reliable service and support. Operationally, we maintained reliable service throughout the hottest summer in Arizona history, ensuring our customers were able to meet their changed energy needs caused by the pandemic. To directly assist our customers most impacted by the pandemic, we implemented a variety of programs, including **providing $15 million** to assist customers and local non-profits and community organizations to help with the impact of the COVID-19 pandemic:

- Our **COVID Customer Support Fund of $12.4 million** directly committed to bill assistance programs includes:
  - One-time credit for customers with a delinquency of two or more months
  - Additional credits for limited-income customers
  - Programs to assist extra-small and small non-residential customers with a one-time $1,000 credit
  - Other targeted programs to assist with other COVID-19 needs in support of utility bill assistance
- We have also **provided $2.7 million to assist local non-profits and community organizations** working to mitigate the impacts of the COVID-19 pandemic
- We **returned $43 million** directly to customers through a bill credit

- We voluntarily suspended disconnections of customers for nonpayment beginning March 13, 2020 and waived all late payment fees during this period, extending this suspension of disconnection of customers for nonpayment through December 31, 2020 and a waiver of late payment fees until October 15, 2021

We understand that the COVID-19 pandemic has impacted our customers and are committed to keeping our customers, communities and employees safe and keeping the power on.

 Limited Income Offerings

We have assistance programs that provide discounts to qualified limited-income customers as well as programs to help customers to stay on top of their bills:

- **Crisis Bill Assistance.** An unplanned major expense or an unexpected reduction in income can put anybody in a temporary financial bind. Qualified customers can receive up to $800 a year to cover current or past-due APS bills through the Crisis Bill Assistance program. We work closely with agency partners to assure that our limited-income customers can participate in programs to assist them in keeping their lights on.

- **Energy Support.** Funded at $28 million in 2020, our Energy Support program gives qualified limited-income customers a 25% discount on their bill each month.

- **Project Share.** Through Project Share, our customers can join us in giving back to our communities by making tax-deductible contributions when they pay their monthly energy bill. In addition, we match employee contributions to Project Share dollar-for-dollar. This limited-income assistance fund is administered by the Salvation Army.

Employee Highlights

Our more than 6,000 dedicated employees strengthen our Company with their skills, experience and diverse perspectives. Human capital measures and objectives that the Company focuses on in managing its business include the safety of its employees, diversity and inclusion, succession planning, hiring and retention of talent, compensation and benefits and employee engagement.

 ## Focused on Our People

The Company seeks to attract the best employees, to retain those employees and to create a safe, inclusive and productive work environment for all employees. We believe the strength of our employees is one of the significant contributors to our Company's success:

Talent Strategy

- **Internship Programs:** 56 virtual summer internships in 2020, 52% of whom were diverse
- **Apprentice Programs:** 127 apprentices in the programs, 9 of whom joined in 2020
- **Incoming Engineer Programs:** New Engineers in Operations Program (Fossil); Legacy Engineer Program (Palo Verde); Rotational Engineer Program (Transmission and Distribution)
- **Strong commitment to our communities:** Our Company values and encourages active engagement by our employees in the community, which is attractive to new employees

Retention

- **Robust employee engagement,** including **10 Employee Network Groups** (see page 12)
- Average **employee tenure of 12 years** due to strong talent strategy
- Total **turnover for 2020 was 7.5%** (3.7% of which were related to retirements)
- **Annual** and focused **quarterly pulse surveys** allow us to gather employee feedback, identify opportunities for improvement and compare our performance to other companies:
  - The surveys allow us to track our Employee Experience Index and take meaningful action in response to survey results
  - Actions taken in response to the surveys include enterprise-wide initiatives focused on improving communication between employees and management, removing obstacles that prevent job success, providing opportunities for employees to have more access to leadership, and improved meeting efficiency

Development and Succession Planning

- **Graduated 137** employees from our leadership academies in 2020
- **75%** of officers, including our CEO, were promoted from leadership positions within the Company[1]
- **86%** of officer positions have "ready-now" replacements identified[2]
- **81%** of director-level positions have "ready-now" replacements identified[2]
- **100% of leaders** completed white belt Lean Sigma Training

- **Our Learning and Development organization was ranked in the Top 100** by Training Magazine
- **A wide variety of training and development opportunities**, including leadership academies, rotational programs, mentoring programs, industry certifications, and loaned executive programs
- External executive training programs for officers

(1) As of March 11, 2021.
(2) As of March 4, 2021.

COVID-19 Response

The health, well-being and safety of our employees, customers and communities is one of our top priorities. In March 2020, we began operating under our long-standing crisis and business continuity plans to address COVID-19. We had regular COVID-19 planning sessions to address the safety, operational and business risks associated with the pandemic. Beginning in the middle of March 2020, we took the following actions:

- **Successfully transitioned all of our employees to remote work** unless they were essential workers that needed to remain onsite
- Offered COVID-19-specific benefits to employees, including **COVID-19 Child Care**, providing up to two weeks of additional paid-time off to help employees manage unexpected COVID-19-related childcare issues; and **Personal Quarantine Time**, providing up to two weeks of additional paid-time off to quarantine (if advised by APS Health Services)
- **Re-planned critical generation plant outages**, including at PVGS, to reduce and streamline work requirements
- Implemented **bifurcated control rooms**, thus reducing the number of employees in mission-critical locations
- Limited one employee per vehicle for social distancing
- Offered virtual options whenever possible

Through these efforts, we have been able to maintain the continuity of the essential services that we provide to our customers, while also managing the spread of the virus and promoting the health, physical and mental well-being and safety of our employees, customers and communities.

Safety and Security

At APS, a commitment to safety and security is **fundamental to our business.**

- Top quartile safety record for OSHA recordable injuries compared to peer electric utilities
- Serious Injuries and Fatalities ("SIF") decreased by more than 50% in 2020 vs. 2019

 ## Diversity, Equity and Inclusion

We succeed together when we empower each other by embracing the diverse perspectives, strengths and insights we each bring to the table. We foster an environment of involvement, respect and connection where the variety of ideas, backgrounds, demographic diversity and perspectives are harnessed to create business value.



Employee diversity:[1]

- **32%** are ethnically or racially diverse
- **24%** are female
- **17%** are veterans

New hires in 2020:

- **36%** were ethnically or racially diverse
- **36%** were female
- **18%** were veterans



33% of all officers are female[2]



In 2020 we **launched our Inclusion Council**, which is comprised of:

- **Employee Advisory Board**
- **Inclusion Steering Committee**
- **Inclusion Working Team**
- **Executive Advocates**



The APS Promise
Our Purpose
As Arizona stewards, we do what is right for the people and prosperity of our state.
Our Vision
Create a sustainable energy future for Arizona.
Our Mission
Serve our customers with clean, reliable and affordable energy.



Our Principles		
Design For Tomorrow	Empower Each Other	Succeed Together
See the way forward	Embrace diverse perspectives	Create clarity
Innovate with courage	Challange respectfully	Anchor in safety
Value learning	Unite as one team	Deliver for the community

In 2020, we launched the new APS Promise anchoring our commitment to our customers, community, and each other. Read more about the APS Promise on page 39.

[1] As of December 31, 2020.
[2] As of March 11, 2021.

Employee Network Groups

To encourage employees to challenge themselves, develop additional skills and advance within their chosen fields, the Company supports 10 employee networks that enable employees to connect with one another and promote career development:



AANDI — African American Network for Diversity and Inclusion

The African American Network for Diversity and Inclusion's mission is to create a collaborative and highly engaged network of African-American employees that promote the interests of AANDI, its strategic initiatives and the values of APS.



lgbt ALLIANCE

The Lesbian, Gay, Bisexual & Transgender Alliance's mission is to build a community at APS to further support diversity and provide opportunities for members to achieve their professional and personal best through culture, communications, commerce and careers.



VETRN — Veteran Engagement Transition Retention Network

The Veteran Engagement, Transition & Retention Network's mission is to develop opportunities benefiting our honored Arizona veterans. We strive to promote their service to our country, leadership skills, and the achievements of veterans in the organization.



WISE — Women in Search of Excellence

Women in Search of Excellence's mission is to build a community at APS to further develop women as they achieve their personal and professional excellence.



PVYGN — Palo Verde Young Generation in Nuclear

Palo Verde Young Generation in Nuclear's mission is to unite young professionals for the purpose of strengthening its community by focusing on the success of nuclear technology.



U.S. Women in Nuclear®

Palo Verde Women in Nuclear's mission is to promote an environment in which all employees are able to succeed while working to encourage public awareness about nuclear energy.



NANO

The Native American Network Organization's mission is to attract and develop Native American talent by providing professional development opportunities, assisting in recruiting and retention, and encouraging community development.



NEXTGEN

Next Gen's mission is to unite professionals new to the utility industry by providing professional development opportunities, enhance recruitment and retention, and organize community outreach programs.



HOLA

The Hispanic Organization for Leadership and Advancement promotes a culture of inclusiveness and community stewardship across APS, as well as develops high-performing leaders in pursuit of operational excellence and continuous self-improvement.



LINKS

Links' mission is to connect experienced employees with opportunities for development, networking, and engagement.

Environmental Highlights

Through our Clean Energy Commitment we are dedicated to providing clean, reliable and affordable electricity in order to achieve a sustainable future for our Company and our customers.

 ## Recognition

- For the second year in a row **Pinnacle West was named to the Climate Change and Water Security "A Lists"** by global environmental non-profit CDP, the only U.S. electric utility and 1 of 16 North American companies in all industry categories to score a double "A"
- Pinnacle West maintained **Environmental, Sustainability and Governance "A"** rating from Morgan Stanley Capital International ("MSCI") (as of April 14, 2020)



 ## Energy Innovation

APS is in the midst of one of the **greatest periods of change in our Company's 130-plus year history**.

- **1,956 MW** of renewable capacity today
- Plan to add at least **950 MW of clean energy technologies**, including solar and storage, by 2025

1 MILLION solar panels

Our **10 grid-scale** solar plants are powered by more than **1 million solar panels**

 ## Reducing Water Consumption

Operating in the water-constrained Southwest desert, APS is challenged to **maximize our use of water resources**.

- **14% reduction**[1] in groundwater use in 2020
- **69% of water consumed by APS power plants** came from treated effluent water

Projected Conservation of Non-Renewable Water Supplies

2025		2035	
61%	**75%**	**82%**	**96%**
groundwater reduction[1]	use of treated effluent water	groundwater reduction[1]	use of treated effluent water

[1] Based on 2014 usage baseline.

APS Clean Energy Commitment

Our Commitment: 100% Clean Energy by 2050

We've set a bold, three-part goal to provide a clean energy future for our customers:

- A 2050 goal to provide 100% clean, carbon-free electricity
- A 2030 target of achieving a resource mix that is 65% clean energy, with 45% of the generation portfolio coming from renewable energy
- A commitment to end APS's use of coal-fired generation by 2031

A Clean Economic Future

- Our clean energy plan will be guided by sound science and focused on achieving environmental and economic gains—all while maintaining affordable, reliable service for our customers
- Collaboration with customers, regulators and other stakeholders is key to our plan's ultimate success. We look forward to working alongside those who believe in this vision to move forward together to keep Arizona clean, beautiful and thriving

Pathways to 100% Clean

POLICY DECISIONS
Support policy decisions that leverage market-based technology and innovation to attract investment in Arizona

ELECTRIFICATION
Electrification will drive a cleaner environment and more energy-efficient operations throughout the economy

EXISTING POWER SOURCES
Near-term use of natural gas until technological advances are available to maintain reliable service at reasonable prices

MODERNIZATION OF THE ELECTRIC GRID
Continue to advance infrastructure that is responsive and resilient while providing customers more choice and control

EVOLVING MARKET-BASED SOLUTIONS
Participation in the Energy Imbalance Market provides access to clean energy resources while saving customers money

ENERGY STORAGE SOLUTIONS
Storage creates opportunity to take advantage of midday solar generation and better respond to peak demand

Clean Energy Pathway



2005 — 24%

2019 — 50%

2030 — 65% (Estimated)

2050 — 100% (Aspirational Goal)

NEXT STEPS IN ACTION

Steady progress in our first year

- Secured more than 400 MW of clean energy resources
  - Including 200 MW of wind
  - Includes 75 MW of demand response capability
- Issued requests for proposals to procure between 1 and 1.4 GW of clean energy and storage

aps.com/cleanenergy

Community Highlights

Our multifaceted approach to community engagement is grounded in our commitment to community development. We not only invest in the communities where we do business but also focus on building meaningful relationships, which help us manage our social, economic and environmental impact.

We use a variety of communications channels to develop dialogue in our communities, such as open houses, community summits, business forums and other special events. These enable us to gather feedback from participants, inform them about issues that affect their communities and APS, and identify issues and opportunities for action. We also develop strategic partnerships in areas such as diversity, inclusion and workforce development to advance social and economic goals.

 ## Coal Communities Transition

The transition away from coal-fired power plants toward a clean energy future will pose unique economic challenges for the communities around these plants. We worked collaboratively with community leaders and stakeholders to propose a comprehensive **Coal Communities Transition plan**. The proposed framework provides substantial financial and economic development support to build new economic opportunities and addresses a transition strategy for plant employees. We are committed to continuing our long-running partnership with the Navajo Nation in other areas as well, including expanding electrification and developing tribal renewable projects. Our proposed plan supports the Navajo Nation, where the Four Corners Power Plant is located, the communities surrounding the Cholla Power Plant and the Hopi Tribe, which is impacted by closure of the Navajo Generating Station. Our Coal Communities Transition plan is currently pending ACC approval.

 ## Community Engagement

At APS, we initiate and maintain relationships with stakeholders to understand our communities' needs and identify opportunities to build healthy, sustainable communities. Our community engagement teams collaborate with representatives from a wide range of community and government entities – including state, county, municipal and tribal governments; military bases; school districts; nonprofits; business organizations; and public interest groups. The relationships are one important way we collect, record and address feedback so that we work together to address concerns. In addition, the ACC has a grievance process for our customers.

 ## Philanthropy and Volunteerism

We are actively involved in the communities we serve. We partner with nonprofit organizations and community groups across the state to build a stronger, healthier Arizona. Our efforts include financial support, board service and volunteer assistance.

We donated more than $11.1 million to worthwhile causes in 2020, **including $2.7 million to support COVID relief**. This includes our corporate giving program, which funds organizations that contribute to the vitality of Arizona, with a focus on arts and culture, civic and economic development, education and employment, and human services.

Giving back to our communities is an integral part of the APS culture, and our employees donate their time and talents to a wide range of charitable organizations and civic initiatives. In 2020, our employees volunteered an estimated 82,000 hours of time, both in-person and virtually, to causes important to them.

Our employees sit on the boards of more than 300 Arizona community organizations, nonprofit organizations, and industry groups. Employee engagement of this kind not only assists those nonprofits but also produces valuable human-capital development, as volunteerism increases loyalty, performance and job satisfaction while providing employees with professional development opportunities.

Other accomplishments for 2020 include:

- **Employees pledged $2.2 million** to the 2020 Community Service Fund campaign (United Way).
- For the third consecutive year, we supported Arizona teachers through our **Supply My Class** awards program, in which **500 Arizona K-12 teachers received $500 each** to purchase much-needed classroom supplies.
- We launched our **Supply My School** awards program through the APS Foundation, in which **45 Arizona K-12 public schools were awarded $5,000** to spend on their most pressing needs.

Governance Highlights

Our strong corporate governance practices demonstrate the Board's commitment to enabling an effective structure to support the successful execution of our strategic priorities.

Board Independence

- **Independent Lead Director** role with clearly defined and robust responsibilities
- **Ten of our eleven director nominees are independent** and the members of all of the Board committees are independent



10/11 independent director nominees

- **Reorganized Board committees** in 2020, with new Chairs of the Finance and Nuclear and Operating Committees

Board Oversight

- Newly defined **oversight of environmental, social, and governance practices** by the Corporate Governance and Public Responsibility Committee
- Robust management **succession planning**
- Board oversight of **strategy and risk**

Board Performance

- **Annual Board, committee and individual Director evaluations** and discussions with the Lead Director
- Director skills and experience necessary to provide **oversight of our strategy and operations**
- **Robust Board refreshment**, with director retirement policy

Shareholder Rights

- **Reduced threshold to call a special meeting to 15%**
- **Annual elections** of all Directors with cumulative voting
- **No poison pill plan** or similar anti-takeover provision in place
- **No supermajority provisions** in our Articles of Incorporation or Bylaws
- **Proxy access rights** allowing up to 20 shareholders owning 3% of our outstanding stock for at least 3 years to nominate up to 25% of the Board



Proxy Access

3% | **3** years | **20** shareholders

Compensation Governance

- **Shareholder feedback** informs compensation program design
- Substantial proportion of target compensation is at risk (80% for the CEO and 69% for other NEOs)
- **Performance shares are 100% tied to relative performance** (50% on relative TSR and 50% on relative operational metrics) and require 90th percentile performance for maximum payouts
- **No excise tax gross-up provisions** in new or materially amended Change of Control Agreements (defined below) with our NEOs
- **Anti-hedging policy** for all Directors, officers and all employees and anti-pledging policy for all Directors and officers
- **Stock ownership guidelines** for all NEOs (all NEOs are in compliance with the stock ownership guidelines)
- **Clawback policy** for our current or former executive officers covering short- and long-term incentive awards



While we have historically had strong support for our program, after a disappointing say-on-pay vote result in 2017, significant changes were made in direct response to our shareholder outreach and feedback provided to the Board, resulting in strong support for our compensation program since 2017.

Board Highlights



RICHARD P. FOX
INDEPENDENT
Independent Consultant and former Managing Partner of Ernst & Young

Age: **73**
Director since: **2014**
Committees: (A) FE CG HR



JEFFREY B. GULDNER
Chairman of the Board, President & Chief Executive Officer of Pinnacle West and Chairman and CEO of APS

Age: **55**
Director since: **2019**
Committees: **None**



DENIS A. CORTESE, M.D.
INDEPENDENT
Director, Health Care Delivery and Policy Program, Arizona State University, and Emeritus President and CEO of the Mayo Clinic

Age: **76**
Director since: **2010**
Committees: (A) (HR) (NO)

Diversity

3/11
are gender diverse: Mses. Munro, Bryan and Sims are women

Male ●●●●●●●● ●
Female ●●●



10/11
independent director nominees

1/11
Ms. Bryan is racially or ethnically diverse

Race/Ethnicity

Other ●●●●●●●●●●
Diverse ●



GLYNIS A. BRYAN
INDEPENDENT
Chief Financial Officer, Insight Enterprises, Inc.

Age: **62**
Director since: **2020**
Committees: (A) FE (NO)

DAVID P. WAGENER
INDEPENDENT
Managing Partner, Wagener Capital Management

Age: **66**
Director since: **2014**
Committees: (CG) F (NO)



JAMES E. TREVATHAN, JR.
INDEPENDENT
Former Executive Vice President and Chief Operating Officer, Waste Management, Inc.

Age: **67**
Director since: **2018**
Committees: (F) (HR) (NO)





DALE E. KLEIN, Ph.D.
INDEPENDENT
Professor of Mechanical
Engineering, University of Texas
at Austin

Age: **73**
Director since: **2010**
Committees: (A) (NO)



KATHRYN L. MUNRO
LEAD DIRECTOR
Principal, BridgeWest, LLC

Age: **72**
Director since: **2000**
Committees: CG (F) HR

Tenure

0-5 years ● ● ● ● ○
6-10 years ● ● ○
Over 10 years ● ● ● ○

8.1 years
average tenure

Independent Directors ● ● ● ● ●
● ● ● ● ●

Non-Independent ●

Since the adoption of our retirement policy, three independent Directors will have retired and four new independent Directors have been elected

54%
of our board will retire by the 2026 Annual Meeting of Shareholders

BRUCE J. NORDSTROM
INDEPENDENT
Of Counsel and CPA,
Nordstrom & Associates, P.C.

Age: **71**
Director since: **2000**
Committees: A FE CG (F)

PAULA J. SIMS
INDEPENDENT
Professor of Practice and
Executive Coach, UNC
Kenan-Flagler Business School

Age: **59**
Director since: **2016**
Committees: CG (F) NO



[WILLIAM H. SPENCE
INDEPENDENT
Former Chairman and Chief
Executive Officer of PPL
Corporation

Age: **65**
Director since: **2021**
Committees: (F) HR NO



Committees:

(A) Audit
CG Corporate Governance and Public Responsibility
(F) Finance
HR Human Resources
NO Nuclear and Operating
FE Financial Expert

■ ■ ■ ■ ■ Chair

DIRECTORS' KEY SKILLS AND EXPERIENCE

	GLYNIS A. BRYAN	DENIS A. CORTESE, M.D.	RICHARD P. FOX	JEFFREY B. GULDNER	DALE E. KLEIN, PH. D.	KATHRYN L. MUNRO	BRUCE J. NORDSTROM	PAULA J. SIMS	WILLIAM H. SPENCE	JAMES E. TREVATHAN, JR.	DAVID P. WAGENER
DIVERSITY											
Gender or Ethnicity	✓					✓		✓			
FINANCE & ACCOUNTING											
Audit Expertise	✓		✓				✓				
Finance/Capital Allocation	✓	✓				✓					✓
Financial Literacy and Accounting	✓	✓	✓		✓		✓	✓		✓	✓
Investment Experience			✓			✓					✓
BUSINESS OPERATIONS AND STRATEGY											
Business Strategy				✓			✓	✓	✓	✓	✓
Complex Operations Experience		✓			✓			✓	✓	✓	
Corporate Governance	✓		✓			✓	✓				✓
Customer Perspectives		✓	✓	✓			✓		✓	✓	
Extensive Knowledge of Company's Business Environment				✓	✓	✓	✓				
LARGE ORGANIZATIONAL LEADERSHIP											
CEO/Senior Leadership	✓			✓	✓	✓		✓	✓	✓	
Public Board Service	✓	✓	✓			✓			✓		✓
Human Capital Management		✓	✓	✓	✓	✓	✓			✓	
THE COMPANY'S INDUSTRY											
Nuclear Experience					✓			✓			
Utility Industry Experience				✓	✓			✓	✓		✓
PUBLIC POLICY AND REGULATORY COMPLIANCE											
Government/Public Policy/Regulatory	✓	✓		✓	✓			✓	✓	✓	
RISK OVERSIGHT AND RISK MANAGEMENT											
Risk Oversight and Risk Management	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓

◼ Board Leadership

PINNACLE WEST
CAPITAL CORPORATION



New Skills Added to the Board

Since the adoption of our Director Retirement Policy in 2016, we have added four independent Directors, bringing integral skills to the Board through utility industry experience, executive level operations experience, and finance, audit and accounting experience, including:

- Audit Expertise
- Business Strategy
- CEO/Senior Leadership Experience
- Complex Operations Experience
- Corporate Governance
- Customer Perspectives
- Finance/Capital Allocation

- Financial Literacy and Accounting
- Government, Public Policy and Regulatory
- Human Capital Management
- Nuclear Experience
- Public Board Service
- Risk Oversight and Risk Management
- Utility Industry Experience

Compensation Highlights

Our compensation program is designed to be transparent with a clear emphasis on putting pay at risk and retaining key executives. Our executive compensation philosophy centers on the core objectives of maintaining alignment with shareholder interests and retaining key management.

Pay at Risk

The Company believes that a significant portion of each NEO's total compensation opportunity should reflect both upside potential and downside risk. We place a strong emphasis on performance-based, shareholder-aligned incentive compensation.

For 2020, the Company's core executive compensation program for our NEOs consisted of the following key components[1]:

	Pay Element	Measurement Period	Performance Link	Description
Base Salary	Cash			Salary is based on experience, performance and responsibilities and is benchmarked to a peer group and market survey data to align with competitive levels.
Annual Incentives	Cash	1 year	**Earnings** CEO: 50.0% Other NEOs: 50.0%	Universal measure of business financial performance; encourages achievement of bottom-line earnings growth goals.
			Business Unit Performance 50.0%	Pre-established operational business unit performance goals that include safety, customer satisfaction and operational quality and efficiency metrics.
Long-Term Incentives	**Performance Shares** 70%	**3 years**	**Relative TSR** 50%	Relative measures incentivize sustained shareholder value creation and strong performance on operational benchmarks.
			Relative Operational Performance 50%	
	Restricted Stock Units 30%	Vest ratably over **4 years**	**Stock Price**	Encourages retention; value dependent upon share price appreciation and four-year vesting to encourage retention.
Benefits	We provide benefits, including pension and deferred compensation programs, change of control agreements and limited perquisites, that are designed to attract and retain our executive talent.			

[1] For additional details on our executive compensation program for our NEOs, see page 66.



CEO AND OTHER NEOs' TOTAL COMPENSATION

CEO
- **19.6%** Base Salary
- **21.5%** Target Annual Incentive
- **58.9%** Long-Term Incentive

80% At-Risk Performance-Based Pay

Other NEO's
- **31.3%** Base Salary
- **21.7%** Target Annual Incentive
- **47.0%** Long-Term Incentive

69% At-Risk Performance-Based Pay

Information About Our Board and Corporate Governance

Director Nomination Process

Director Qualifications

The Bylaws and the Corporate Governance Guidelines contain Board membership criteria that apply to nominees recommended for a position on the Board. Under the Bylaws, a director must be a shareholder of the Company. The Corporate Governance and Public Responsibility Committee is responsible for identifying and recommending to the Board individuals qualified to become Directors. The Board believes that its membership should be composed of a combination of knowledge, skills, and experience in the areas discussed below.

SKILLS AND EXPERIENCE POSSESSED BY OUR BOARD AS A GROUP

FINANCE AND ACCOUNTING

As a publicly traded company subject to the rules of the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE"), and because we operate in a complex financial environment and are regulated by multiple regulators, we require strong financial, accounting and capital allocation skills and experience.



Audit Expertise **3/11**

Financial Literacy/ Accounting **8/11**

Finance/Capital Allocation **4/11**

Investment Experience **3/11**

BUSINESS OPERATIONS AND STRATEGY

As a large organization with complex operations, our Board must have a comprehensive combination of skills and experience in business operations and strategy in order to guide the development of our near- and long-term operational and strategic goals, which requires knowledge about the Company, our business environment and our customers' perspectives.



Business Strategy **6/11**

Customer Perspectives **6/11**

Complex Operations Experience **5/11**

Extensive Knowledge of Company's Business Environment **4/11**

Corporate Governance **5/11**

LARGE ORGANIZATIONAL LEADERSHIP

Leadership experience in a large organization, at both the management and director level, provides directors with the ability to effectively oversee management in setting, implementing and evaluating the Company's strategic objectives as well as providing invaluable experience in developing, implementing and maintaining the policies and practices for managing an effective workforce.



CEO/Senior Leadership **7/11**

Human Capital Management **7/11**

Public Board Service **6/11**

THE COMPANY'S INDUSTRY

Possessing an understanding of both the utility industry and the nuclear industry is important to understanding the challenges we face as we develop and implement our business strategy.



Nuclear Experience **2/11**

Utility Industry Experience **5/11**

PUBLIC POLICY AND REGULATORY COMPLIANCE

Operating in the heavily regulated utility industry, we are directly affected by public policy and the actions of various federal, state and local governmental agencies



Government/Public Policy/Regulatory **7/11**

RISK OVERSIGHT AND RISK MANAGEMENT

Operations in our industry require the development of policies and procedures that allow for the oversight of and effectively manage risk



Risk Oversight and Risk Management **10/11**

The Board believes that diversity, utilizing a broad meaning that includes race, gender, background, ethnicity, accomplishments, and other traits, is an important consideration in selecting candidates. We require our outside director search firm to make diversity a focal point of any of our searches, with an emphasis on women candidates. Additionally, each Director should possess the following core characteristics:

High Standards	We look for individuals that set high standards and expectations for themselves and others and the accomplishment of those standards and expectations.
Informed Judgment	Directors should be thoughtful in their deliberations. We look for individuals who demonstrate intelligence, wisdom and thoughtfulness in decision-making. Their decision-making process should include a willingness to thoroughly discuss issues, ask questions, express reservations and voice dissent.
Integrity and Accountability	Directors should act with integrity. We look for individuals who have integrity and strength of character in their personal and professional dealings. Our Directors should be prepared to be, and are, held accountable for their decisions.
Time and Effort	Directors should spend the necessary time to properly discharge their responsibilities as directors, including reviewing written materials provided to the Board or committee in advance of Board or committee meetings. Directors are expected to be present at all Board meetings, the Annual Meeting of Shareholders, and meetings of committees on which they serve. We also expect our Directors to make themselves accessible to management upon request.
Other Commitments	We expect our Directors to monitor their other commitments to ensure that these other commitments do not impact their service to our Company. Directors may not serve on more than three other boards of public companies in addition to the Pinnacle West Board without the prior approval of the Corporate Governance and Public Responsibility Committee. A director may not serve as a member of the Audit Committee if he or she serves on the audit committees of more than three public companies (including the Company) unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Company's Audit Committee.
Stock Ownership	We expect our Directors to have investments in the Company's stock that align with our shareholders. Our Directors are expected to comply with our Director Stock Ownership Policy.

Selection of Nominees for the Board

The Corporate Governance and Public Responsibility Committee uses a variety of methods to identify and evaluate nominees for a director position:

Board Size:	The Corporate Governance and Public Responsibility Committee regularly assesses the appropriate size of the Board, including whether any vacancies on the Board are expected due to retirement or otherwise.
Board Knowledge, Skills, Expertise and Diversity:	The Corporate Governance and Public Responsibility Committee considers whether the Board reflects the appropriate balance of knowledge, skills, expertise, and diversity required for the Board as a whole.
Sourcing Candidates:	Candidates may be considered at any point during the year and come to the attention of the Corporate Governance and Public Responsibility Committee through current Board members, professional search firms or shareholders. The Corporate Governance and Public Responsibility Committee evaluates all nominees from these sources against the same criteria.

Other than Mr. Spence, all Directors were elected at the 2020 Annual Meeting of Shareholders. In recruiting Mr. Spence, the Corporate Governance and Public Responsibility Committee retained the search firm of Spencer Stuart to help identify director prospects, perform candidate outreach, assist in reference and background checks, and provide related services. Candidates who passed the initial screening were then interviewed by members of the Corporate Governance and Public Responsibility Committee, Mr. Guldner and Ms. Munro, followed by the full Board. The Corporate Governance and Public Responsibility Committee recommended Mr. Spence for Board membership, and he was added to the Board in February 2021.

Shareholder Recommendation of Board Candidates for the 2022 Annual Meeting

Shareholder nominations for a director to the Board must be received by the Corporate Secretary at the address set forth below by November 19, 2021 ("Shareholder Nomination"):


Corporate Secretary
Pinnacle West Capital Corporation
400 North Fifth Street, Mail Station 8602
Phoenix, Arizona 85004


Proxy Access

In February 2017, our Board amended the Bylaws to provide, among other things, that under certain circumstances a shareholder or group of shareholders may include director candidates that they have nominated in our annual meeting proxy statement — "proxy access". Under these provisions, a shareholder or group of up to 20 shareholders seeking to include director nominees in our annual meeting proxy statement must own 3% or more of our outstanding common stock continuously for at least the previous three years. Generally, the number of qualifying shareholder-nominated candidates the Company will include in its annual meeting proxy materials will be limited to the greater of 25% of the Board or two candidates. Based on the current Board size of 12 directors, the maximum number of proxy access candidates we would be required to include in our proxy materials is three.

Nominees submitted under the proxy access provisions that are later withdrawn or are included in the proxy materials as Board-nominated candidates will be counted in determining whether the 25% maximum has been reached. If the number of shareholder-nominated candidates exceeds 25%, each nominating shareholder or group of shareholders may select one nominee for inclusion in our proxy materials until the maximum number is met. The order of selection would be determined by the amount (largest to smallest) of shares of our common stock held by each nominating shareholder or group of shareholders. Requests to include shareholder-nominated candidates under proxy access must be received by our Corporate Secretary at the address set forth above not earlier than the close of business on November 2, 2021 nor later than the close of business on December 2, 2021. The number of qualifying shareholder-nominated candidates the Company will include in its proxy materials under proxy access will be reduced on a one-for-one basis in the event the Company receives a Shareholder Nomination, but at least one qualifying shareholder-nominated proxy access nominee will be included in the proxy materials.

In all cases, shareholders and nominees must also comply with the applicable rules of the SEC and the applicable sections of our Bylaws relating to qualifications of nominees and nominating shareholders and disclosure requirements.

Board Effectiveness

Board Refreshment Planning

Our Board has developed a robust plan to refresh the Board and its leadership significantly over the next several years. The plan is designed to continue to provide for a well-qualified, diverse and highly independent Board, with the requisite experience and skills to provide effective oversight. This plan includes the identification of the current key skills and experience possessed by our members. A matrix of current key skills and experience possessed by our Board is on page 19. The identification of these skills and experiences, combined with a comprehensive Board evaluation process, provide visibility into the skills and experience leaving our Board in the future and allows for the identification of additional skills, experience or expertise needed to facilitate the Company's long-term strategy. This information is taken into account when identifying director nominees during the recruitment process.

Board refreshment is overseen by the Corporate Governance and Public Responsibility Committee, which regularly assesses whether the composition of the Board reflects the knowledge, skills, expertise, and diversity appropriate to serve the needs of the Company.

Director Retirement Policy

Under the Company's Corporate Governance Guidelines, an individual was not eligible to be nominated for election or re-election as a member of the Board of the Company or APS if, at the time of the nomination, the individual has attained the age of 75 years. In February 2020, we reevaluated our Director Retirement Policy. The policy as drafted could result in long tenure solely by virtue of the person's age when he or she joined the Board. As such, we amended the policy to add a 12-year term limit in addition to an age limit. The new policy provides that a non-employee Director will not be eligible to be nominated for election or re-election as a member of the Board if, as of the commencement of the term for which they are nominated, such Director will have (i) completed 12 years of service from the date of first election to the Board or (ii) attained 75 years of age. We also added a provision that will allow the Board, if it determines that it is in the best interest of the Company to do so, to extend such term limit to up to 15 years for a particular nominee, so long as the average tenure of the overall Board is less than 10 years. We believe this combination of both a term and age limit creates the most robust and effective policy.

We were also concerned about the rate of retirements under the age-only policy in light of the Company having a newly appointed CEO. Under the age-only policy, we would have experienced multiple years with more than one member scheduled to retire. We believe that it is in the best interests of the Company to better stagger these retirements while Jeff gets more experience in the CEO role. As such, we created a transition period that slowed the immediate turn-over rate, but provided a bridge to the final policy. Through and until the 2024 Annual Meeting of Shareholders, a non-employee Director shall be eligible for nomination for election or re-election as a member of the Board unless, as of the commencement of the term for which they are nominated, such Director will have completed 12 years of service from the date first elected to the Board and the individual has attained 75 years of age. During the transition period and under the final policy, the policies will apply regardless of the source of the nomination or whether the nomination was made at a meeting of the Board of Directors, at an Annual Meeting or otherwise.

Directors added or retired since the adoption of our Director Retirement Policy:

○ **2016 • Paula J. Sims** *added*

○ **2018 • Roy A. Herberger, Jr.** *retired*

○ **2018 • James E. Trevathan, Jr.** *added*

○ **2020 • Glynis A. Bryan** *added*

○ **2020 • Michael L. Gallagher** *retired*

○ **2021 • William H. Spence** *added*

○ **May 2021 • Humberto S. Lopez** *scheduled retirement*

30% of our Board has been refreshed

Since the adoption of our Director Retirement Policy, four independent Directors have been added and three members of the Board will have retired as of May 19, 2021. Under our current policy, over 50% of our current Board will retire by the 2026 Annual Meeting of Shareholders.

Average tenure decreased by 33% since 2016

Our average tenure decreased from 12.2 years as of May 2016 to 8.1 years as of May 2021.

Board Evaluations

OUR BOARD EVALUATION PROCESS

1 **Board Evaluation**

Each Director completes a comprehensive evaluation of Board and committee performance

Reviewed on a one-year stand-alone basis and three-year basis to identify year-over-year trends

Topics covered include, among others:

- Board composition and effectiveness
- Competency and accountability
- Deliberations and administration
- Committee effectiveness
- Specific skills, experience and expertise recommended by Directors to be added or enhanced

2 **Director Self-Evaluation**

Each Director evaluates different areas of his or her performance as a Director

Topics covered include, among others:

- Independence
- Knowledge and expertise
- Judgment and skills
- Participation and contribution to collective decision-making

3 **One-on-One Discussions**

Conducted by Lead Director, who initially reviews the assessment results, in a formal annual call

The Lead Director is prepared to have hard conversations, if necessary, to keep the Board, and each individual Director, functioning at a high level

Topics covered include, among others:

- The Board, its functions and membership
- Board and committee structure
- Processes for effective communication and feedback
- Director's plan with respect to continuing Board service
- Any other topic the individual Director desires to discuss

4 **Evaluation Results**

The results of the evaluations and calls are presented to the Corporate Governance and Public Responsibility Committee and full Board each February

5 **Feedback Incorporated**

Based on the evaluation results, changes in practices or procedures are considered and implemented as needed

Each year, the Corporate Governance and Public Responsibility Committee reviews the Board and Director Self-Evaluations as well as the evaluation process to determine whether any changes to the evaluations or the process is necessary. This annual review is also shared with, and recommendations are solicited from, the full Board. This process provides the Board the ability to assess the overall functioning of the Board as a whole, and identify any skills, experience or expertise needed to continue to provide effective oversight of the Company's long-term strategy. This process also allows the Board to identify any areas of concern, both with respect to the Board overall and with respect to individual performance. As performance issues are identified, they are addressed by the Lead Director and the Chairman as needed.

Director Onboarding

Upon election to the Board, all new Directors attend a Director orientation program tailored to each Director based on their past individual experience. After Ms. Bryan was elected to the Board, she received detailed information and materials about our Company, business and operations. She attended a virtual orientation that took place over several days and included meetings with management from multiple business units, and presentations on topics of significance to the Company and our industry. A similar orientation is planned for Mr. Spence.

Director Education

Directors are provided with continuing education opportunities both within the Company and externally. In addition to the Company-hosted educational opportunities provided, Directors are invited to attend Palo Verde Off-Site Safety Review Committee meetings that typically occur three times per year (all virtual in 2020) and Directors are encouraged to attend a variety of industry and public board-related symposia and conferences throughout the year, many of which were virtual in 2020. Additionally, Directors are permitted to participate in other educational opportunities relevant to the Company and submit such record of attendance for credit in our program.

Director Resignation Policies

> ▼
>
> **We employ a plurality voting standard with a director resignation policy because we believe a majority voting policy is inconsistent with cumulative voting, which is mandated by the Arizona Constitution.**

With respect to the election of directors, the Company's Bylaws provide that in an uncontested election, a director nominee who receives a greater number of votes cast "withheld" for his or her election than "for" such election will promptly tender his or her resignation to the Corporate Governance and Public Responsibility Committee. The Corporate Governance and Public Responsibility Committee is required to evaluate the resignation, taking into account the best interests of the Company and its shareholders, and will recommend to the Board whether to accept or reject the resignation.

Under the Company's Corporate Governance Guidelines, upon a substantial change in a director's primary business position from the position the director held when originally elected to the Board, a director is required to apprise the Corporate Governance and Public Responsibility Committee and to offer his or her resignation for consideration to the Corporate Governance and Public Responsibility Committee. The Corporate Governance and Public Responsibility Committee will recommend to the Board the action, if any, to be taken with respect to the tendered resignation.

Board and Committee Structure

The Board's Leadership Structure

Lead Director

Kathryn L. Munro serves as the Company's Lead Director and chairs the Corporate Governance and Public Responsibility Committee. The Lead Director performs the following duties and responsibilities as set forth in our Corporate Governance Guidelines:

- Serves as a liaison between the Chairman of the Board (the "Chairman") and the independent Directors;
- Advises the Chairman as to an appropriate schedule of Board meetings, reviews and provides the Chairman with input regarding agendas for the Board meetings and, as appropriate or as requested, reviews and provides the Chairman with input regarding information sent to the Board;
- Presides at all meetings at which the Chairman is not present, including executive sessions of the independent Directors (which are regularly scheduled as part of each Board meeting) and calls meetings of the independent Directors when necessary and appropriate;
- Oversees the Board and Board committee self-assessment process;
- Is available for appropriate consultation and direct communication with the Company's shareholders and other interested parties; and
- Performs such other duties as the Board may from time to time delegate.

These duties and responsibilities do not, however, fully capture Ms. Munro's active role in serving as our Lead Director. For example, Ms. Munro has regular discussions with the CEO, other members of the senior management team and members of the Board between Board meetings on a variety of topics, and she serves as a liaison between the CEO and the independent Directors. Ms. Munro focuses the Board on key issues facing our Company and on topics of interest to the Board. She takes the lead on director recruitment and has a formal annual call with each non-employee Director to discuss the Board, its functions, its membership, the individual's plan with respect to his or her continuing Board service, and any other topic the individual desires to discuss with our Lead Director. Her leadership fosters a Board culture of open discussion and deliberation to support sound decision-making. She also encourages communication between management and the Board to facilitate productive working relationships.

As a former chief executive with significant Board and Chair/Lead Director experience, Ms. Munro has the competency and capability to fulfill the duties of Lead Director. As Lead Director, Ms. Munro is poised to guide the Board during these transformative times of both Board refreshment as well as CEO and other management succession.

Chairman and CEO Positions

Upon promoting Jeff Guldner to the position of CEO, the Board also chose to elect him as Chairman of the Board. The Board believes that the Company is in a better position to implement its near- and long- term strategies if the Chairman is also the person directly responsible for the operations executing those strategies. The Board further believes that separating the roles of the CEO and Chairman and appointing an independent Board Chairman at this time would create an additional level of unneeded hierarchy that would only duplicate the activities already being vigorously carried out by our Lead Director.

The independent Directors believe that Mr. Guldner, with his extensive knowledge of the challenges facing the Company and our industry and his open leadership style, will be a highly effective conduit between the Board and management and that Mr. Guldner provides the vision and leadership to execute on the Company's strategy and create shareholder value without the need for an independent chair. The Board also convenes regularly scheduled executive sessions of the independent directors in order to ensure the independent directors can speak candidly and openly without the presence of management.

Board Committees

The Board has the following standing committees: Audit; Corporate Governance and Public Responsibility; Finance; Human Resources; and Nuclear and Operating. All of the charters of the Board's committees are publicly available on the Company's website (www.pinnaclewest.com). All of our committees conduct a formal review of their charters every other year and as often as any committee member deems necessary. In the years in which a formal review is not conducted, the Board has tasked management with reviewing the charters and recommending any changes management deems necessary or reflective of good corporate governance. The charters are also changed as needed to comply with any corresponding changes to any applicable rule or regulation.

All of our committees are comprised of independent Directors who meet the independence requirements of the NYSE rules, SEC rules, and the Company's Director Independence Standards, including any specific committee independence requirements. The duties and responsibilities of our committees are as follows:

AUDIT COMMITTEE

"The Audit Committee's oversight of the Company's audit function is critical and the Audit Committee members are committed to working with management to ensure effective risk and financial management. "

-Bruce Nordstrom

2020 MEETINGS: 6

COMMITTEE MEMBERS:

Bruce J. Nordstrom, Chair
Glynis A. Bryan
Denis A. Cortese
Richard P. Fox
Dale E. Klein
Humberto S. Lopez

KEY MEMBER SKILLS

3/6 Audit Expertise


3/6 Finance/Capital Allocation


6/6 Financial Literacy/ Accounting


5/6 Risk Oversight and Risk Management


RESPONSIBILITIES:

- Oversees the integrity of the Company's financial statements and internal controls;

- Appoints the independent accountants and is responsible for their qualifications, independence, performance (including resolution of disagreements between the independent accountants and management regarding financial reporting), and compensation;

- Participates in the selection of the independent accountants' new lead engagement partner each time a mandatory rotation occurs;

- Monitors the Company's compliance with legal and regulatory requirements;

- Sets policies for hiring employees or former employees of the independent accountants;

- Reviews the annual audited financial statements or quarterly financial statements, as applicable, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein;

- Discusses with management and the independent accountants significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements;

- Reviews the Company's draft earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

- Discusses guidelines and policies to govern the process by which risk assessment and risk management is undertaken across the Company and discusses the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, and periodically reviews principal risks related to the Company's financial statements, audit functions, or other matters addressed by the Audit Committee; and

- Reviews management's monitoring of the Company's compliance with the Company's Code of Ethics and Business Practices.

The Board has determined that each member of the Audit Committee meets the NYSE experience requirements and that Mr. Nordstrom, the Chair of the Audit Committee, Ms. Bryan and Mr. Fox are "audit committee financial experts" under applicable SEC rules. None of the members of our Audit Committee, other than Mr. Fox, currently serve on more than three public company audit committees. Mr. Fox currently serves on the audit committees of four public companies, including Pinnacle West. Our Board has discussed with Mr. Fox the time and effort required to be devoted by Mr. Fox to his service on these committees and has affirmatively determined that such services do not impair Mr. Fox's ability to serve as an effective member of our Audit Committee.

Recent Activities and Key Focus Areas

- Actively reviewed with management emerging risks in the electric utility sector.
- Actively engaged with management in reviewing the annual audited financial statements and quarterly financial statements provided to shareholders.
- Approved amendments to the Audit Services Department's Charter strengthening the Audit Services Department's functions.

CORPORATE GOVERNANCE AND PUBLIC RESPONSIBILITY COMMITTEE

"In 2020 we added oversight of ESG matters firmly within the responsibility of the Corporate Governance and Public Responsibility Committee, ensuring that all matters of ESG significance are appropriately evaluated by the Board or relevant committee."

-Kathy Munro

2020 MEETINGS: 6

COMMITTEE MEMBERS:

Kathryn L. Munro, Chair
Richard P. Fox
Bruce J. Nordstrom
Paula J. Sims
David P. Wagener

KEY MEMBER SKILLS

4/5 Corporate Governance


2/5 Extensive Knowledge of the Company's Business Environment


3/5 Human Capital Management


3/5 Public Board Service


RESPONSIBILITIES:

- Reviews and assesses the Corporate Governance Guidelines;
- Develops and recommends to the Board criteria for selecting new directors;
- Identifies and evaluates individuals qualified to become members of the Board, consistent with the criteria for selecting new directors;
- Recommends director nominees to the Board;
- Recommends to the Board who should serve on each of the Board's committees;
- Reviews significant ESG trends that may impact the Company, ensuring the oversight of relevant ESG issues by the Board and its committees, and makes recommendations to the Board as appropriate;
- Reviews the Company's public and social responsibility policies, strategy, and practices and periodically review them with the Board;
- Reviews the results of the Annual Meeting shareholder votes;
- Reviews and makes recommendations to the Board regarding the selection of the CEO and CEO and senior management succession planning;
- Reviews the Company's Code of Ethics and Business Practices for compliance with applicable law;
- Recommends a process for responding to communications to the Board by shareholders and other interested parties;
- Reviews the independence of members of the Board and approves or ratifies certain types of related-party transactions;
- Reviews and makes recommendations to the Board regarding shareholder proposals requested for inclusion in the Company's proxy materials;
- Reviews and makes recommendations regarding proxy material disclosures related to the Company's corporate governance policies and practices;
- Periodically reviews principal risks relating to the Company's corporate governance policies and practices or other matters addressed by the Corporate Governance and Public Responsibility Committee;
- Oversees the Board and committee self-assessments on at least an annual basis; and
- Reviews and assesses the Company's Political Participation Policy, and then reviews the Company's policies and practices with respect to governmental affairs strategy and political activities in accordance with the Company's Political Participation Policy.

The Corporate Governance and Public Responsibility Committee periodically reviews and recommends to the Board amendments to the Corporate Governance Guidelines and the Political Participation Policy. The Corporate Governance Guidelines and the Political Participation Policy are available on the Company's website (www.pinnaclewest.com).

Recent Activities and Key Focus Areas

- Amended the Committee charter to add "Public Responsibility" to the Committee's name and include direct oversight of ESG matters and public and social responsibility policies, strategy and practices.
- Recommended the Board amend the Bylaws to reduced stock ownership threshold to call a special meeting to 15%.
- Recommended the Board amend the Director Retirement Policy to add a 12-year term limit in addition to a 75-year age limit.
- Recommended William H. Spence for election to the Board in February 2021.

FINANCE COMMITTEE

"The Finance Committee is focused on the long-term financial health of the Company by providing oversight of the Company's financial performance, financing and capital strategy, and dividend policies and actions."

-David Wagener

2020 MEETINGS: 7

COMMITTEE MEMBERS:

David P. Wagener, Chair
Humberto S. Lopez
Kathryn L. Munro
Bruce J. Nordstrom
Paula J. Sims
William H. Spence
James E. Trevathan, Jr.

KEY MEMBER SKILLS

1/7 Audit Expertise



3/7 Finance/Capital Allocation



5/7 Financial Literacy/ Accounting



3/7 Investment Experience



RESPONSIBILITIES:

- Reviews the historical and projected financial performance of the Company and its subsidiaries;
- Reviews the Company's financial condition, including sources of liquidity, cash flows and levels of indebtedness;
- Reviews and recommends approval of corporate short-term investment and borrowing policies;
- Reviews the Company's financing plan and recommends to the Board approval of the issuance of long-term debt, capital and/or financing leases or other arrangements incorporating the effective intent or purpose of providing any form of financing, common equity and preferred securities, and the establishment of credit facilities;
- Reviews the Company's use of guarantees and other forms of credit support;
- Reviews and monitors the Company's dividend policies and proposed dividend actions;
- Establishes and selects the members of the Company's Investment Management Committee to oversee the investment programs of the Company's trusts and benefit plans;
- Reviews and discusses with management the Company's process for allocating and managing capital;
- Reviews and recommends approval of the Company's annual capital budget;
- Reviews the Company's annual operations and maintenance budget and monitors throughout the year how the Company's actual spend tracks to the budget;
- Reviews the Company's insurance programs; and
- Periodically reviews principal risks relating to the Company's policies and practices concerning budgeting, financing credit exposures, or other matters addressed by the Finance Committee.

RECENT ACTIVITIES AND KEY FOCUS AREAS

- Reviewed and recommended Board approval of the 2021 capital budget of $1.5B with an increased focus on capital spend in order to support our Clean Energy Commitment.
- Reviewed and recommended Board approval of the issuance of APS's first green bond.
- Recommended the Board increase the dividend and declare the payment of the dividend quarterly.

HUMAN RESOURCES COMMITTEE

"In June we amended the Committee charter to provide more defined oversight of the Company's human capital management program, which was front-and-center in 2020 as we implemented our pandemic response plan and focused on the safety and well-being of our employees."

-Rick Fox

2020 MEETINGS: 7

COMMITTEE MEMBERS:

Richard P. Fox, Chair
Denis A. Cortese
Humberto S. Lopez
Kathryn L. Munro
William H. Spence
James E. Trevathan, Jr.

KEY MEMBER SKILLS

3/6 CEO/Senior Leadership Experience

2/6 Extensive Knowledge of the Company's Business Environment

2/6 Business Strategy

5/6 Human Capital Management

4/6 Public Board Service

RESPONSIBILITIES:

- Reviews management's programs for the attraction, retention, succession, motivation and development of the Company's human resources needed to achieve corporate objectives;
- Establishes the Company's executive compensation philosophy;
- Reviews and assesses the Company's strategies and policies related to human capital management, including those with respect to matters such as diversity, inclusion, pay equity, corporate culture, talent development and retention;
- Recommends to the Board persons for election as officers;
- Annually reviews the goals and performance of the officers of the Company and APS;
- Approves corporate goals and objectives relevant to the compensation of the CEO, assesses the CEO's performance in light of these goals and objectives, and sets the CEO's compensation based on this assessment;
- Makes recommendations to the Board with respect to non-CEO executive compensation and director compensation;
- Acts as the "Committee" under the Company's long-term incentive plans;
- Reviews and discusses with management the Compensation Discussion and Analysis on executive compensation set forth in our proxy statements;
- Reviews the number, type, and design of the Company's pension, health, welfare and benefit plans;
- Periodically reviews principal risks relating to the Company's compensation and human resources policies and practices or other matters addressed by the Human Resources Committee; and
- Periodically reviews the Company's compensation policies and practices applicable to executive and non-executive employees to identify and assess potential material risks arising from the policies and practices.
- Under the Human Resources Committee's charter, the Human Resources Committee may delegate authority to subcommittees, but did not do so in 2019. Additional information on the processes and procedures of the Human Resources Committee is provided under the heading "Compensation Discussion and Analysis ("CD&A")".

RECENT ACTIVITIES AND KEY FOCUS AREAS

- Recommended the election by the Board of three external candidates for officer positions: Vice President and Treasurer of Pinnacle West and APS, Vice President of Customer Experience of APS, and Vice President of Supply Chain of APS.
- Recommended additional succession planning appointments, including the election of Maria L. Lacal as Chief Nuclear Officer of APS, Daniel T. Froetscher as President and Chief Operating Officer of APS, and Theodore N. Geisler as the new Chief Financial Officer of the Company and APS.
- Amended the Human Resources Committee charter to add oversight of the Company's human capital management practices and policies.

NUCLEAR AND OPERATING COMMITTEE

"As a Committee, we are focused on providing thoughtful operational oversight and guidance and working with management to ensure that we have a comprehensive understanding of the significant issues facing the Company's variety of operations."

-Paula Sims

2020 MEETINGS: 5

COMMITTEE MEMBERS:

Paula J. Sims, Chair
Glynis A. Bryan
Denis A. Cortese
Dale E. Klein
William H. Spence
James E. Trevathan, Jr.
David P. Wagener

KEY MEMBER SKILLS

5/7 Complex Operations Experience

6/7 Government/Public Policy/Regulatory

2/7 Nuclear Experience

6/7 Risk Oversight and Risk Management

4/7 Utility Industry Experience

RESPONSIBILITIES:

- Receives regular reports from management and monitors the overall performance of Palo Verde Generating Station;
- Reviews the results of major Palo Verde inspections and evaluations by external oversight groups, such as the Institute of Nuclear Power Operations ("INPO") and the Nuclear Regulatory Commission ("NRC");
- Monitors overall performance of the principal non-nuclear business functions of the Company and APS, including fossil energy generation, energy transmission and delivery, customer service, fuel supply and transportation, safety, legal compliance, and any significant incidents or events;
- Reviews regular reports from management concerning the environmental, health and safety ("EH&S") policies and practices of the Company, and monitors compliance by the Company with such policies and applicable laws and regulations;
- Reviews APS's planning for generation resources additions and significant expansions of its bulk transmission system;
- Periodically reviews principal risks related to the Company's nuclear, fossil generation, transmission and distribution, EH&S operations, or other matters addressed by the Nuclear and Operating Committee;
- Receives reports on the Company's sustainability initiatives and strategy; and
- Provides oversight of security policies, programs and controls for protection of cyber and physical assets.
- In addition, the Nuclear and Operating Committee receives regular reports from the Off–Site Safety Review Committee ("OSRC"). The OSRC provides independent assessments of the safe and reliable operations of Palo Verde. The OSRC is comprised of non-employee individuals with senior management experience in the nuclear industry and the Palo Verde Director of Nuclear Assurance.

RECENT ACTIVITIES AND KEY FOCUS AREAS

- Adopted Company-wide Cybersecurity Scorecard, which is reviewed by the Nuclear and Operating Committee regularly.
- Held a special meeting to obtain better understanding and clarity of the multiple sets of performance metrics for Palo Verde Generating Station.
- Adopted non-nuclear Operations Dashboard, providing details on operational performance and metrics, which is provided to the Nuclear and Operating Committee regularly.
- In 2020, each member of the Nuclear and Operating Committee virtually attended at least one meeting of the Palo Verde Off-site Safety Review Committee.

Board Meetings and Attendance

In 2020, our Board held nine meetings and each of our Directors attended 100% of the Board meetings and any meetings of Board committees on which he or she served. Each Director is expected to participate in the Annual Meeting. All Board members attended the 2020 Annual Meeting.

100%
attendance rate in 2020

Board Oversight and Engagement

Company Culture

In 2020, the Company launched the APS Promise anchoring our commitment to our customers, community, and each other. The Promise explains why we're here (our purpose), what we're here to do (our vision and mission) and the principles and behaviors that will empower us to achieve our strategic goals. It represents the opportunity to build on our cultural strengths and develop new behaviors that will enable our future success.

APS PROMISE



The APS Promise

Our Purpose
As Arizona stewards, we do what is right for the people and prosperity of our state.

Our Vision
Create a sustainable energy future for Arizona.

Our Mission
Serve our customers with clean, reliable and affordable energy.

Our Principles

Design For Tomorrow	Empower Each Other	Succeed Together
See the way forward	Embrace diverse perspectives	Create clarity
Innovate with courage	Challange respectfully	Anchor in safety
Value learning	Unite as one team	Deliver for the community

Strategic Framework

Anchored by the APS Promise, in January 2021, we introduced our ten-year strategic plan. The plan identifies five long-term strategic issues that are priority focus areas for the business to address over the next ten years. Our strategic plan keeps our eye on the future even as we navigate the dynamic present:



Focus on customer experience and community stewardship

Critical to our success is our ability to deliver value to our customers and build quality relationships with our stakeholders. We have an opportunity to improve the customer experience and strengthen our community stewardship by increasing our customer focus, investing in the community in new ways and building on our emerging ESG objectives.



Support an evolving workforce

As our industry experiences social and economic change, employees continue to be the key differentiators of our success. We must plan and prepare to employ the workforce of the future in order to achieve long-term success. The creation of the APS Promise and a focus on cultural principles will allow us to drive innovation and create a sense of belonging for our employees.



Decarbonize and manage generation resources

National sentiment toward environmental and climate issues increasingly challenges our use of fossil resources and accelerates the transition to renewable and clean energy sources. APS must thoughtfully navigate these transitions to optimize our existing generation fleet, integrate customer-sited resources and strategically invest in the clean energy fleet needed to meet our Clean Energy Commitment.



Achieve a constructive regulatory environment

As a regulated utility, our business outcomes are shaped by regulatory outcomes at the federal, state and local level. This requires us to work from a strong foundation of trust and accountability, and to focus our engagements with the customer top of mind. We must continue to build from a long history of productive relationships and engagement to achieve our long-term objectives.



Ensure long-term financial health

We must keep rates affordable while meeting investor growth expectations and reliability goals. Investments that encourage an economically vital Arizona support our financial health and provide opportunities for new and diversified revenue streams, which will prove essential to our long-term success.

Our Board reviews the development of the strategic business plan and oversees the implementation of that strategy, receiving regular reports from management on progress and any changes throughout the year. The Board, through the Human Resources Committee, is also involved in setting the annual performance metrics, which are aligned with the strategic plan and designed to incentivize achievement of the strategic goals.

Environmental, Social and Governance

While ESG matters have long been a focus of the Board and its committees, in 2020 the Corporate Governance and Public Responsibility Committee amended its charter to focus ESG oversight within the responsibilities of a single committee. As part of the amendment to its charter, the committee added "Public Responsibility" to the committee's name and included direct oversight of ESG matters and public and social responsibility policies, strategy and practices.

In addition to the defined oversight by the Corporate Governance and Public Responsibility Committee, the full Board also dedicates a significant amount of time to ESG matters. As an electric utility, environmental matters are at the forefront of our discussions on operations, strategy and risk. The Nuclear and Operating Committee has primary responsibility over environmental and sustainability matters, though the Board also receives reports on matters of environmental importance. Another key focus of the Board is the adoption and maintenance of good governance practices, which is a primary responsibility of the Corporate Governance and Public Responsibility Committee. Our social impact, within the Company and in our community and with our customers, has also been a key focus of the Board, with certain aspects being overseen by the Corporate Governance and Public Responsibility and Human Resources Committees.

In 2020, the Company established the ESG Executive Council. Chaired by the Vice President of Sustainability of APS and sponsored by the Senior Vice President of Public Policy of APS, the Council guides the Company's development of a common, cross-functional ESG vision, ensuring alignment and integration with the corporate strategic framework. The Council also has oversight of ESG reporting and implementation and is responsible for measuring and reporting on the actions taken to reach our Clean Energy Commitment.

Human Capital Management

Also in 2020, the Human Resources Committee amended its charter to include oversight of the Company's strategies and policies related to human capital management, including those with respect to matters such as diversity, inclusion, pay equity, corporate culture, talent development and retention. The Human Resources Committee is also tasked with oversight of the Company's workforce, including establishing the Company's executive compensation philosophy and reviewing the Company's plans and programs for the attraction, retention, succession, motivation, and development of the human resources needed to achieve corporate objectives. The Human Resources Committee also reviews the Company's pension, health, welfare and benefit plans and is responsible for the oversight of risks relating to or arising out of the Company's compensation and human resources policies and practices. The full Board also receives reports on issues relating to human capital. The Board generally has multiple opportunities each year to interact directly with employees, including during our annual Board meeting at the Palo Verde Generating Station, during an annual dinner with high-potential employees, and at employee-driven presentations to the Board. While many of these opportunities were not available in 2020 due to the COVID-19 pandemic, the Board is committed to resuming them once it is safe to do so.

Codes of Ethics

To ensure the highest levels of business ethics, the Board has adopted the Code of Ethics and Business Practices, which applies to all employees, officers and directors, and the Code of Ethics for Financial Executives, both of which are described below:

Code of Ethics and Business Practices ("Code of Ethics")

Employees, directors and officers receive access to and training on the Code of Ethics when they join the Company or APS, as well as annual updates. The Code of Ethics helps ensure that employees, directors and officers of the Company and APS act with integrity and avoid any real or perceived violation of the Company's policies and applicable laws and regulations. The Company provides annual online training and examination covering the principles in the Code of Ethics. This training includes extensive discussion of the Company's values, an explanation of Company ethical standards, application of ethical standards in typical workplace scenarios, information on reporting concerns, assessment questions to measure understanding, and an agreement to abide by the Code of Ethics. All employees of the Company and APS and all of our Directors complete the training.

Code of Ethics for Financial Executives

The Company has adopted a Code of Ethics for Financial Executives, which is designed to promote honest and ethical conduct and compliance with applicable laws and regulations, particularly as related to the maintenance of financial records, the preparation of financial statements, and proper public disclosure. "Financial Executive" means the Company's CEO; Chief Administrative Officer; Chief Financial Officer; Chief Accounting Officer; Controller; Treasurer; Vice President, Financial Planning; and General Counsel; and the APS President and Chief Operating Officer; and other persons designated from time to time as a Financial Executive subject to the Code of Ethics for Financial Executives by the Chair of the Audit Committee.

Both codes are available on the Company's website (www.pinnaclewest.com).

The Board's Role in Risk Oversight

Top risks discussed by the Board and its committees in 2020 included aging infrastructure, cybersecurity and data privacy, disruptive technologies, employee and public safety, catastrophic fire event, Arizona utility regulation, the changing nuclear landscape, and stakeholder expectations. The Board believes it is important to look at the list fresh each year as part of a diligent risk review.

Responsibilities

Responsibility for the management of the Company's risks rests with the Company's senior management team. The Board's oversight of the Company's risk management function is designed to provide assurance that the Company's risk management processes are well adapted to and consistent with the Company's business and strategy and are functioning as intended.

BOARD OF DIRECTORS

The Board focuses on fostering a culture of risk awareness and risk-adjusted decision-making and ensuring that an appropriate "tone at the top" is established. The Board regularly discusses and updates a listing of areas of risk and a suggested allocation of responsibilities for such risks among the Board and the Board committees.

COMMITTEES

The charter for each of our committees requires each committee to periodically review risks in their respective areas. Each committee:

- Receives periodic presentations from management about its assigned risk areas;
- Receives information about the effectiveness of the risk identification and mitigation measures being employed; and
- Discusses their risk reviews with the Board at least annually.

The Audit Committee periodically reviews the Company's risk assessment processes, guidelines, policies and program, as well as the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

**SENIOR MANAGEMENT – EXECUTIVE RISK COMMITTEE
AND ENTERPRISE RISK MANAGEMENT GROUP**

- The Executive Risk Committee ("ERC") is responsible for the Enterprise Risk Management Program and ensuring that the Board receives timely information concerning the Company's material risks and risk management processes and provides the Board with a list of the Company's top risks on an annual basis.
- The ERC is comprised of senior-level officers of the Company and is chaired by the Executive Vice President and Chief Administrative Officer of Pinnacle West and APS.
- The internal enterprise risk management group reports to the Vice President of Strategy and Risk of APS, who reports to the Executive Vice President and Chief Administrative Officer of Pinnacle West and APS. The internal risk management group is responsible for:
  - implementing a consistent risk management framework and reporting process across the Company; and
  - ensuring that the ERC is informed of those processes and regularly apprised of existing material risks and the emergence of additional material risks.

Highlights of Certain Risks

Two risks monitored by the Board and its committees in 2020 were as follows:

Employee and Public Safety

Driven in part by the hazardous nature of electricity generation, transmission and distribution operations, the Company appropriately prioritizes the well-being and safety of its employees and the public. Recent safety events including the COVID-19 pandemic, the implementation of the voluntary disconnect policy, the McMicken storage facility fire, and the downtown Phoenix vault fire are challenging the Company to go beyond safety protocols and training to create a company culture that improves employee and public safety and operational effectiveness. Mitigation activities include:

- Pandemic protocols and programs;
- Safety Forward: systemic approach to prediction, prevention and impact mitigation;
- Implementation of a Significant Injury or Fatality metric;
- Use of learning teams for events;

- Focus on human performance as well as human and organization performance tools;
- Event management system;
- Health and safety protocols and procedures;
- Remote vehicle analytics;
- Public Safety outreach and intervention; and
- Contractor safety program.

Responsibility for oversight of employee and public safety risk was allocated to the Human Resources Committee.

Disruptive Technologies

The confluence of emerging renewable energy technologies, including distributed energy resources, combined with the falling cost of battery storage, and more empowered consumers is shifting how stakeholders use electricity. These disruptive technologies and trends will ultimately influence changes in customer consumption patterns, and could ultimately drive disintermediation and/or otherwise impact the Company's customer revenues. Main components of the mitigation strategy include:

- APS.com and Customer Mobile App upgrade;
- Solar Communities Program;
- Take Charge AZ electric vehicle program;
- Municipal Clean memoranda of understanding;
- Special Green Tariffs;
- State-wide Transportation Electrification Plan; and
- Development of grid-scale storage.

Responsibility for oversight of disruptive technologies risk was allocated to the Audit Committee.

Management Succession

Executive succession planning and senior management development were specific areas of focus for the Corporate Governance and Public Responsibility and Human Resources Committees over the last several years. Our deliberate and thoughtful succession plan was implemented in 2019 and 2020, resulting in the election of Jeffrey B. Guldner as Chairman of the Board, President and CEO of the Company and Chairman of the Board and CEO of APS. The Board also elected Daniel T. Froetscher as President and Chief Operating Officer of APS, Maria L. Lacal as Executive Vice President and Chief Nuclear Officer, PVGS of APS, and Theodore N. Geisler as Senior Vice President and Chief Financial Officer of the Company and APS. The implementation of this succession plan is the result of the Corporate Governance and Public Responsibility and Human Resources Committees engaging with management in thorough analysis and thoughtful discussions, including the development and evaluation of current and potential senior leaders. In addition to this internal succession plan, three external candidates were elected as Officers in 2020: Andrew D. Cooper as Vice President and Treasurer of the Company and APS, Juli West as Vice President of Supply Chain of APS, and Monica Whiting as Vice President of Customer Experience of APS.

Given our need for specialized experience, we maintain strong management succession planning practices and are focused on developing and retaining talent within our Company. Our Board's focus on attracting, developing and retaining highly skilled and experienced executives is a core consideration in structuring our executive compensation programs.

Our Board places a high priority on senior management development and succession planning. While the Corporate Governance and Public Responsibility Committee has principal responsibility for overseeing CEO and other senior management succession planning, the Human Resources Committee and full Board are actively involved in reviewing our senior management succession plans, which are designed to provide for smooth and thoughtful leadership transitions in the future.

Employee, Officer and Director Hedging

Directors, officers, and employees of the Company may not engage in any speculative trading, hedging, or derivative security transaction (including the purchase of any financial instrument such as a prepaid variable forward contract, equity swap, collar, short-sales, or exchange fund) that involves or references Company securities, whether granted to the employee or Director as part of the compensation program or otherwise held by the employee or Director. In addition, Directors and officers may not pledge, margin or otherwise grant an economic interest in any shares of Company stock.

Shareholder Engagement

We have an established shareholder engagement program to maintain a dialogue with our shareholders throughout the year. Each year we strive to respond to shareholder questions in a timely manner, conduct extensive proactive outreach to investors, and evaluate the information we provide to investors in an effort to continuously improve our engagement.

Shareholder Outreach	**Board Access**
 **50%** In 2020, we contacted the holders of approximately 50% of the shares outstanding.	Our Board is focused on shareholder feedback. Our Lead Director and other members of the Board, depending on the topic to be discussed, have participated in shareholder discussions, providing shareholders with direct access to the Board.

Matters Discussed in our Fall 2020 Outreach

- Our strategy
- Our performance
- Our Clean Energy Commitment
- Board refreshment
- Our people
- Executive compensation
- Customer experience
- Diversity, equity and inclusion

We Listen to our Shareholders

What our shareholders think is important to us and we want to ensure we have the opportunity to engage directly with our shareholders. We seek to maintain a transparent and productive dialogue with our shareholders. Each year we take feedback from our shareholders, ESG rating agencies and organizations, and other stakeholders to ensure our strategy and focus align with the interests of our shareholders and community.

Board Responsiveness

In response to feedback we've received, we improved shareholder rights by decreasing the number of shares required to call a special meeting of shareholders from 25% to 15%, refined our executive compensation program to further align pay-for-performance – as detailed in the CD&A – and we announced our bold aspiration to serve customers with 100% clean, carbon-free energy by 2050. In addition, we set an interim target to achieve 65% clean, carbon-free energy and 45% renewables by 2030.

ANNUAL ENGAGEMENT CYCLE

SPRING	SUMMER	FALL	WINTER
We publish annual communications to our shareholders: Annual Report, Proxy Statement, and Corporate Responsibility Report. We reach out to our shareholders and discuss proxy-related topics in connection with our Annual Meeting held in May.	We review the results of the Annual Meeting and potential improvements to our governance policies and practices.	We reach out to our shareholders in order to discuss the Annual Meeting outcome and to understand their priorities for the year. We communicate shareholder feedback to the Board and use it to enhance our governance practices, our disclosures and our sustainability and compensation programs.	The cycle concludes with the Board considering our shareholders' feedback and determining whether to implement items in response.

Communicating with the Board

Shareholders and other parties interested in communicating with the Board, the independent Directors or with the Lead Director may do so by writing to the Corporate Secretary, Pinnacle West Capital Corporation, 400 North Fifth Street, Mail Station 8602, Phoenix, Arizona 85004. The Corporate Secretary will transmit such communications, as appropriate, depending on the facts and circumstances outlined in the communications. In that regard, the Corporate Secretary has discretion to exclude communications that are unrelated to the duties and responsibilities of the Board, such as commercial advertisements or other forms of solicitations, service or billing matters and complaints related to individual employment-related actions.

Director Nominees for the 2021 Annual Meeting

Proposal 1: Election of Directors

 The Board of Directors unanimously recommends a vote **FOR** the election of the nominated slate of directors

The eleven nominees for election as directors are set forth below. All nominees will be elected for a one-year term that will expire at the 2022 Annual Meeting. The Directors' ages are as of February 24, 2020. All of our Directors also serve as Directors of APS for no additional compensation.

DIRECTORS' KEY SKILLS AND EXPERIENCE

	GLYNIS A. BRYAN	DENIS A. CORTESE, M.D.	RICHARD P. FOX	JEFFREY B. GULDNER	DALE E. KLEIN, PH. D.	KATHRYN L. MUNRO	BRUCE J. NORDSTROM	PAULA J. SIMS	WILLIAM H. SPENCE	JAMES E. TREVATHAN, JR.	DAVID P. WAGENER
DIVERSITY											
Gender or Ethnicity	✓					✓		✓			
FINANCE & ACCOUNTING											
Audit Expertise	✓		✓				✓				
Finance/Capital Allocation	✓	✓				✓					✓
Financial Literacy and Accounting	✓	✓	✓		✓		✓	✓		✓	✓
Investment Experience			✓			✓					✓
BUSINESS OPERATIONS AND STRATEGY											
Business Strategy				✓			✓	✓	✓	✓	✓
Complex Operations Experience		✓			✓			✓	✓	✓	
Corporate Governance	✓		✓			✓	✓				✓
Customer Perspectives		✓	✓	✓			✓		✓	✓	
Extensive Knowledge of Company's Business Environment				✓	✓	✓	✓				

	GLYNIS A. BRYAN	DENIS A. CORTESE, M.D.	RICHARD P. FOX	JEFFREY B. GULDNER	DALE E. KLEIN, PH.D.	KATHRYN L. MUNRO	BRUCE J. NORDSTROM	PAULA J. SIMS	WILLIAM H. SPENCE	JAMES E. TREVATHAN, JR.	DAVID P. WAGENER
LARGE ORGANIZATIONAL LEADERSHIP											
CEO/Senior Leadership	✓			✓	✓	✓		✓	✓	✓	
Public Board Service	✓	✓	✓			✓			✓		✓
Human Capital Management		✓	✓	✓	✓	✓	✓			✓	
THE COMPANY'S INDUSTRY											
Nuclear Experience					✓			✓			
Utility Industry Experience				✓	✓			✓	✓		✓
PUBLIC POLICY AND REGULATORY COMPLIANCE											
Government/Public Policy/Regulatory	✓	✓		✓	✓			✓	✓	✓	
RISK OVERSIGHT AND RISK MANAGEMENT											
Risk Oversight and Risk Management	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓

■ Board Leadership

Director Nominees

Glynis A. Bryan

Independent Director

Age: **62**
Director since: **2020**

Committees
- Audit
- Nuclear and Operating



BACKGROUND
- Since 2007: Chief Financial Officer, Insight Enterprises, Inc. (computer hardware, software, and technology solutions)
- Ms. Bryan is also a director of Pentair plc

QUALIFICATIONS
As a Chief Financial Officer for more than 20 years, Ms. Bryan brings to the Board broad functional experience in financial planning and analysis, treasury, capital markets and managing financial risk. In addition to her executive leadership experience, she also has more than 15 years of public company board experience, serving on the Board of Pentair plc where she serves as the Chair of the Audit and Finance Committee and previously served as the Chair of the Governance Committee. Ms. Bryan also brings added diversity to the Board as a woman of color.

NOMINEE SKILLS AND EXPERIENCE
As a long-tenured CFO and member of a public board of a large, multinational corporation, Ms. Bryan brings the following key attributes to the Company:

- Audit Expertise
- CEO/Senior Leadership
- Corporate Governance
- Finance/Capital Allocation
- Financial Literacy/Accounting
- Public Board Service
- Government/Public Policy/Regulatory
- Risk Oversight and Risk Management

Denis A. Cortese, M.D.

Independent Director

Age: **76**
Director since: **2010**

Committees
- Audit
- Human Resources
- Nuclear and Operating



BACKGROUND
- Since February 2010: Director of the ASU Health Care Delivery and Policy Program and a Foundation Professor in the Department of Biomedical Informatics, Ira A. Fulton School of Engineering and in the School of Health Management and Policy, W.P. Carey School of Business
- Since November 2009: Emeritus President and Chief Executive Officer of the Mayo Clinic (medical clinic and hospital services)
- From March 2003 until retirement in November 2009: President and Chief Executive Officer of the Mayo Clinic
- Within the last five years Dr. Cortese served as a director of Cerner Corporation

QUALIFICATIONS
As former President and Chief Executive Officer of the Mayo Clinic, a multi-state, complex hospital and medical care system, Dr. Cortese gained extensive experience in human capital management, risk oversight and risk management, customer perspectives, and leading complex organizations with multiple constituencies. He led an organization that delivers strong and efficient customer service, which parallels the Company's strategies. Through his service at Mayo and as a director of a public company, he developed experience in finance, capital allocation, accounting, and regulation, and his background in public policy development, science and technology brings valuable perspective to issues that face the Company.

NOMINEE SKILLS AND EXPERIENCE
As former President and CEO of Mayo Clinic, a worldwide leader in medical care with operations located throughout the United States, Dr. Cortese brings the following key attributes to the Company:

- Complex Operations Experience
- Customer Perspectives
- Finance/Capital Allocation
- Financial Literacy/Accounting
- Government/Public Policy/Regulatory
- Human Capital Management
- Public Board Service
- Risk Oversight and Risk Management

Richard P. Fox

Independent Director

Age: **73**
Director since: **2014**

Committees

- Audit
- Corporate Governance and Public Responsibility
- Human Resources (Chair)



BACKGROUND

- Since 2001: Consultant and independent board member for companies in various industries
- Mr. Fox previously held executive, operational and financial positions at CyberSafe Corporation ("CyberSafe"), Wall Data, Incorporated ("Wall Data") and PACCAR Inc., and is a former Managing Partner of Ernst & Young's Seattle office
- Mr. Fox is also a director of LiveRamp Holdings, Inc. (successor to Acxiom Corporation), FrontDoor, Inc., and Univar Solutions, Inc.
- Within the past five years, Mr. Fox has served as a director of ServiceMaster Global Holdings, FLOW International Corporation, and Pendrell Corporation

QUALIFICATIONS

As a former Managing Partner of Ernst & Young and as former Chief Financial Officer of Wall Data and President and Chief Operating Officer of CyberSafe, Mr. Fox has a deep understanding of auditing, financial and accounting matters. Mr. Fox has also served on the boards of several companies throughout his career, including seven public companies, giving him extensive insights into corporate governance, human capital management and compensation, investment opportunities, risk oversight and risk management, and the customer perspective. His extensive board experience, including service on various audit, governance, and finance committees, including chairmanships, adds to the Board's depth and capabilities.

NOMINEE SKILLS AND EXPERIENCE

As a former Managing Partner of Ernst & Young, one of the "Big Four" auditing firms with multinational operations, Mr. Fox brings the following key attributes to the Company:

- Audit Expertise
- Corporate Governance
- Customer Perspectives
- Financial Literacy/Accounting
- Human Capital Management
- Investment Experience
- Public Board Service
- Risk Oversight and Risk Management

Jeffrey B. Guldner

Chairman of the Board, President and CEO of the Company and Chairman of the Board and CEO of APS

Age: **55**
Director since: **2019**



BACKGROUND

- Since November 2019: Chairman of the Board, President and CEO of the Company and Chairman of the Board and CEO of APS
- From December 2018 to January 2020: President of APS
- From May 2017 to November 2019: Executive Vice President, Public Policy of the Company
- From May 2017 to December 2018: Executive Vice President, Public Policy of APS
- From May 2017 to August 2018: General Counsel of the Company and APS
- From 2014 to May 2017: Senior Vice President, Public Policy of APS

QUALIFICATIONS

Mr. Guldner joined the Company in 2004 and has held a number of leadership and executive positions responsible for several different areas of importance to the health and success of the Company, including public policy, legal, rates and regulation, government affairs and customer service. As EVP, Public Policy and President of APS, he has been instrumental in setting the Company's short- and long-term strategy. Prior to joining APS, Mr. Guldner was a partner in the Phoenix office of Snell & Wilmer LLP, where he practiced public utility, telecommunications and energy law. Before practicing law, Mr. Guldner served as a surface warfare officer in the United States Navy and was an assistant professor of naval history at the University of Washington.

NOMINEE SKILLS AND EXPERIENCE

Mr. Guldner has comprehensive experience within the Company in many different areas of importance to the overall health of the Company, including the development of strategy with respect to rates and regulation as well as our clean energy vision. Mr. Guldner brings the following key attributes to the Company:

- Business Strategy
- CEO/Senior Leadership
- Customer Perspective
- Extensive Knowledge of Company's Business Environment
- Government/Public Policy/
- Regulatory
- Human Capital Management
- Risk Oversight and Risk Management
- Utility Industry Experience

Dale E. Klein, Ph.D.

Independent Director



Age: **73**
Director since: **2010**

Committees
- Audit
- Nuclear and Operating

BACKGROUND

- Since January 2011: Associate Vice Chancellor for Research at The University of Texas System
- From July 2006 to May 2009: Chairman of the Nuclear Regulatory Commission ("NRC"), and thereafter continued as a Commissioner until March 2010
- From November 2001 to July 2006: Assistant to the Secretary of Defense for Nuclear, Chemical and Biological Defense Program
- Since September 1977: Professor of Mechanical Engineering at the University of Texas at Austin
- Dr. Klein is also a director of Southern Company

QUALIFICATIONS

The NRC oversees nuclear power plant operations in the United States. As the former Chairman of the NRC, Dr. Klein brings expertise in all aspects of nuclear energy regulation, operation, technology and safety. His broad national and international experience in all aspects of the nuclear utility industry, nuclear energy, government and regulation brings value to the Board, particularly from the perspective of our operations at Palo Verde Generating Station and business environment. His service with the NRC, including his tenure as Chairman, gives him senior leadership experience in operating large, complex organizations, financial literacy and human capital management and compensation experience.

NOMINEE SKILLS AND EXPERIENCE

As former Chairman of the NRC, the entity that formulates policies and regulations governing nuclear reactor and materials safety, issues orders to licensees, and adjudicates legal matters brought before it, Dr. Klein brings the following key attributes to the Company:

- CEO/Senior Leadership
- Complex Operations Experience
- Extensive Knowledge of Company's Business Environment
- Financial Literacy/Accounting
- Government/Public Policy/Regulatory
- Human Capital Management
- Nuclear Experience
- Utility Industry Experience

Kathryn L. Munro

Independent Director

Age: **72**
Director since: **2000**
Lead Director

Committees

- Corporate Governance and Public Responsibility (Chair)
- Finance
- Human Resources



BACKGROUND

- Since July 2003: Principal of BridgeWest, LLC (an investment company)
- From February 1999 until July 2003: Chairman of BridgeWest, LLC
- From 1996 to 2000: Chief Executive Officer of Bank of America's ("BofA") Southwest Banking Group
- From 1994 to 1996: President of BofA Arizona. Prior to that, Ms. Munro held a variety of senior positions during her 20-year career with BofA
- Ms. Munro is also Chairman of the Board of Premera Blue Cross and Lead Director of Knight-Swift Transportation Holdings, Inc. ("Knight-Swift")

QUALIFICATIONS

As principal of an investment company, and as former Chief Executive Officer of BofA's Southwest Banking Group and President of BofA Arizona, Ms. Munro brings business and investment acumen, financial and capital allocation experience, and leadership skills to the Company. Her extensive knowledge of the Company's business environment includes experience with the cycles in Arizona's economy, which assists a growing infrastructure company like Pinnacle West in accessing capital and meeting its financing needs. Ms. Munro is an experienced director, currently serving on the boards of Knight-Swift and Premera Blue Cross, providing her experience in human capital management and compensation, corporate governance, and risk oversight and risk management.

NOMINEE SKILLS AND EXPERIENCE

As a former CEO of BofA's Southwest Banking Group, Ms. Munro brings a wealth of experience to the Company, including the following key attributes:

- CEO/Senior Leadership
- Corporate Governance
- Extensive Knowledge of Company's Business Environment
- Finance/Capital Allocation
- Human Capital Management
- Investment Experience
- Public Board Service
- Risk Oversight and Risk Management

Bruce J. Nordstrom

Independent Director

Age: **71**
Director since: **2000**

Committees

- Audit (Chair)
- Corporate Governance and Public Responsibility
- Finance



BACKGROUND

- Since January 2021: Of Counsel to and a certified public accountant at the firm of, Nordstrom & Associates, P.C., in Flagstaff, Arizona
- June 2019 to December 2020: Vice President of and a certified public accountant at Nordstrom & Associates, P.C.
- From 1988 to June 2019: President of and a certified public accountant at Nordstrom & Associates, P.C.

QUALIFICATIONS

As the former president of and current Of Counsel to an accounting firm, Mr. Nordstrom has gained an extensive accounting, auditing and financial skill set, as well as experience in strategy development and the principles of risk oversight and risk management. His tenure with the Company in addition to operating an Arizona-based business has provided him with extensive knowledge of the Company's business environment. Furthermore, as an individual who built an accounting firm in Flagstaff, Arizona, Mr. Nordstrom has obtained experience in human capital management and compensation and corporate governance as well as a familiarity with the perspectives of customers in the Northern Arizona service territory of APS.

NOMINEE SKILLS AND EXPERIENCE

As the former President of Nordstrom & Associates, P.C. and a practicing CPA, Mr. Nordstrom brings the following key attributes to the Company:

- Audit Expertise
- Business Strategy
- Corporate Governance
- Customer Perspectives
- Extensive Knowledge of Company's Business Environment
- Financial Literacy/Accounting
- Human Capital Management
- Risk Oversight and Risk Management

Paula J. Sims

Independent Director

Age: **59**
Director since: **2016**

Committees

- Corporate Governance and Public Responsibility
- Finance
- Nuclear and Operating (Chair)



BACKGROUND

- Since May 2012: Professor of Practice and Executive Coach at the University of North Carolina Kenan-Flagler Business School
- From July 2010 to June 2012: Senior Vice President of Corporate Development and Improvement at Progress Energy Inc.
- From July 2007 to July 2010: Senior Vice President of Power Operations of Progress Energy

QUALIFICATIONS

Ms. Sims worked directly in the utility industry for more than 13 years. She brings extensive leadership experience to the Company in business and finance strategy, electric utility operations, nuclear strategy, and operating in a regulated environment. In her prior roles at Progress Energy, Ms. Sims was responsible for complex business operations and strategy, including new generation, supply chain and information technology, as well as overall process and efficiency improvements. Her experience gives her extensive insight into the operational, financial, regulatory, and risk-related matters that are of ever-increasing significance to the Company.

NOMINEE SKILLS AND EXPERIENCE

Ms. Sims brings hands-on experience in electric utility operations, including generation, renewable energy, energy efficiency, fuels and energy trading, and customer service, as well as an understanding of the role of management and executive oversight, and brings the following key attributes to the Company:

- Business Strategy
- CEO/Senior Leadership
- Complex Operations Experience
- Financial Literacy/Accounting
- Government/Public Policy/ Regulatory
- Nuclear Experience
- Risk Oversight and Risk Management
- Utility Industry Experience

William H. Spence

Independent Director

Age: **65**
Director since: **2021**

Committees

- Finance
- Human Resources
- Nuclear and Operating



BACKGROUND

- Since March 2021: Former Chairman of the Board of PPL Corporation, an investor-owned electric utility
- From June 2020 to March 2021: Chairman of the Board of PPL Corporation
- From March 2012 to June 2020: Chairman of the Board, President and Chief Executive Officer of PPL Corporation
- Mr. Spence is also a director of the Williams Companies, Inc.

QUALIFICATIONS

As the former Chief Executive of an investor-owned electric utility company, Mr. Spence brings a broad range of operating experience in the energy industry. He has extensive experience in strategy development and risk management and has a comprehensive understanding of the issues facing an electric utility, including regulatory strategy and customer service. He also brings significant public board experience both from his role as Chairman of PPL Corporation and from his service as a director of the Williams Companies, Inc.

NOMINEE SKILLS AND EXPERIENCE

As a former CEO of an electric utility, Mr. Spence bring the following skills to the Board:

- Business Strategy
- CEO/Senior Leadership
- Complex Operations Experience
- Customer Perspectives
- Government/Public Policy/ Regulatory
- Public Board Service
- Risk Oversight and Risk Management
- Utility Industry Experience

James E. Trevathan, Jr.

Independent Director

Age: **67**
Director since: **2018**

Committees

- Finance
- Human Resources
- Nuclear and Operating



BACKGROUND

- From July 2012 to December 2018: Executive Vice President and Chief Operating Officer of Waste Management, Inc. ("Waste Management") (waste disposal and recycling solutions)
- From June 2011 to July 2012: Executive Vice President of Growth, Innovation and Field Support of Waste Management
- From July 2007 to June 2011: Senior Vice President, Southern Group of Waste Management

QUALIFICATIONS

Mr. Trevathan brings to the Board more than 35 years of complex operational experience, serving 15 years in an executive capacity, with a focus on safety, environmental issues, customer service, disruptive technology, risk oversight and risk management, and community and regulatory affairs. Through his experience at Waste Management, Mr. Trevathan has gained significant experience in the oversight and management of risk, human capital management, business strategy development as well as literacy in finance and accounting.

NOMINEE SKILLS AND EXPERIENCE

From his more than 35 years of operational and executive experience at Waste Management, Mr. Trevathan brings the following key attributes to the Company:

- Business Strategy
- CEO/Senior Leadership
- Complex Operations Experience
- Customer Perspectives
- Financial Literacy/Accounting
- Government/Public Policy/ Regulatory
- Human Capital Management
- Risk Oversight and Risk Management

David P. Wagener

Independent Director

Age: **66**
Director since: **2014**

Committees

- Corporate Governance and Public Responsibility
- Finance (Chair)
- Nuclear and Operating



BACKGROUND

- Since June 1995: Managing Partner of Wagener Capital Management (investment and advisory firm serving utility and private equity companies)
- Mr. Wagener previously held executive positions at Salomon Brothers and Goldman, Sachs & Co.

QUALIFICATIONS

Mr. Wagener brings to the Board over 35 years of experience in the power/energy industry, project finance and investment banking experience, and knowledge of utility regulation. Through his financial experience and service on boards of public companies he has developed key experience in corporate governance, capital allocation, accounting, and risk oversight and risk management. His participation brings value to the Company and the Board as we address structural and business strategy challenges facing the utility industry.

NOMINEE SKILLS AND EXPERIENCE

As the Managing Partner of Wagener Capital Management, Mr. Wagener is experienced at analyzing business strategies, and brings the following key attributes to the Company:

- Business Strategy
- Corporate Governance
- Finance/Capital Allocation
- Financial Literacy/Accounting
- Investment Experience
- Public Board Service
- Risk Oversight and Risk Management
- Utility Industry Experience

CURRENT DIRECTORS NOT STANDING FOR REELECTION

Mr. Humberto S. Lopez, Chairman of the Board of HSL Properties, Inc., will retire from the Board effective at the Annual Meeting. The Board recognizes Mr. Lopez for his distinguished service throughout the years and thanks him for his tireless labor, devotion and service to the Company.

Director Independence

NYSE rules require companies whose securities are traded on the NYSE to have a majority of independent directors. These rules describe certain relationships that prevent a director from being independent and require a company's board of directors to make director independence determinations in all other circumstances. The Company's Board has also adopted Director Independence Standards to assist the Board in making independence determinations. These Director Independence Standards are available on the Company's website (www.pinnaclewest.com).

In accordance with the NYSE rules and the Director Independence Standards, the Board undertakes an annual review to determine which of its directors are independent. The review generally takes place in the first quarter of each year; however, directors are required to notify the Company of any changes that occur throughout the year that may impact their independence.

Based on the Board's review, the Board has determined that all of the Company's Directors and Director nominees are independent, except Mr. Guldner due to his employment with the Company. Mr. Gallagher was independent while he was a member of the Board.

▼
11 of our 12
Directors are independent

The Company has purchase, sale and other transactions and relationships in the normal course of business with companies with which certain Company directors are associated but which the Board determined are not material to our Company, the directors or the companies with which the directors are associated. These transactions were reviewed and considered by the Board in determining the independence of Company Directors. In particular, the Board took into account the following transactions during fiscal year 2020:

• Ms. Bryan is an executive officer of Insight Enterprises, Inc. ("Insight"), which provides computer hardware and software products and IT services to APS. The amounts paid to Insight represent less than 1% of the Company's and Insight's total annual revenues;

• Dr. Cortese is an employee of Arizona State University, which is considered a part of the reporting entity for the State of Arizona (the "State") for financial reporting purposes. During fiscal year 2020, various transactions occurred between the State and the Company and its affiliates, such as the provision of electric service, the payment of various State fees, taxes, memberships, licenses, sponsorships and donations, and the payment by each party of utility-related costs. The amounts paid to and received from the State represent less than 2% of the State's total annual revenues; and

• Mr. Fox serves as a director of Univar Solutions, Inc. ("Univar"), from which APS purchases chemicals that are used in the operation and maintenance of our power plants. The amounts paid to Univar represent less than 1% of the Company's and Univar's total annual revenues.

The Board believes that all of the transactions and relationships during fiscal year 2020 described above were on arm's-length terms that were reasonable and competitive and that the Directors did not participate in or receive any direct personal benefit from these transactions.

In addition, with respect to all of the Directors, the Board considered that many of the Directors and/or businesses of which they are officers, Directors, shareholders, or employees are located in APS's service territory and purchase electricity from APS at regulated rates in the normal course of business. The Board considered these relationships in determining the Directors' independence, but, because the rates and charges for electricity provided by APS are fixed by the ACC, and the Directors satisfied the other independence criteria specified in the NYSE rules and the Director Independence Standards, the Board determined that these relationships did not impact the independence of any Director. The Board also considered contributions to charitable and non-profit organizations where a Director also serves as a director of such charity or organization. However, since no Director is also an executive officer of such charitable or nonprofit organization, the Board determined that these payments did not impact the independence of any Director.

Director Compensation

Compensation of the directors for 2020 was as follows:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[2]	All Other Compensation ($)	Total ($)
Glynis A. Bryan[3]	90,819	160,246	0	0	251,065
Denis A. Cortese, M.D.	105,000	120,289	0	0	225,289
Richard P. Fox	120,000	120,289	33,792	0	274,081
Michael L. Gallagher[4]	50,000	0	178,384	0	228,384
Jeffrey B. Guldner[5]	0	0	0	0	0
Dale E. Klein, Ph.D.	105,000	120,289	0	0	225,289
Humberto S. Lopez	111,250	120,289	254,665	0	486,204
Kathryn L. Munro	150,000	120,289	40,591	0	310,880
Bruce J. Nordstrom	120,000	120,289	131,582	0	371,871
Paula J. Sims	115,000	120,289	7,060	0	242,349
James E. Trevathan, Jr.	105,000	120,289	9,565	0	234,854
David P. Wagener	115,000	120,289	0	0	235,289

[1] In accordance with FASB ASC Topic 718, this amount reflects the aggregate grant date fair value of the stock awards. On May 20, 2020, all of the Directors at that time received a grant of either common stock or stock units ("SUs"), based on an election previously delivered to the Company. All Directors who received the grant on May 20, 2020 received common stock except for Messrs. Fox, Trevathan and Dr. Klein, and Mses. Bryan and Munro, who each received SUs. Under the terms of the SUs, Mr. Trevathan and Dr. Klein will receive 100% of the SUs in stock and the remaining Directors who received SUs will receive 50% of the SUs in cash and 50% of the SUs in common stock, in all cases on the last business day of the month following the month in which they separate from service on the Board. The number of shares of common stock or SUs granted was 1,653, and the grant date fair value of each share of common stock or SU was $72.77, which was the closing stock price on May 20, 2020. In addition, on March 2, 2020, Ms. Bryan received a pro-rata grant of common stock based on her service on the Board from February 2020 to May 2020 in the amount of 421 shares; and the shares have a grant date fair value of $94.91. As of December 31, 2020, the following Directors had the following outstanding RSU or SU awards: Ms. Bryan – 1,653; Mr. Fox — 7,290; Dr. Klein — 17,759; Ms. Munro — 15,714; Ms. Sims — 2,817; and Mr. Trevathan – 2,916.

[2] The Company does not have a pension plan for Directors. The amount in this column consists solely of the above-market portion of annual interest accrued under a deferred compensation plan pursuant to which Directors may defer all or a portion of their Board fees. See the discussion of the rates of interest applicable to the deferred compensation program under "Discussion of Nonqualified Deferred Compensation".

[3] Ms. Bryan joined the Board of Directors on February 19, 2020.

[4] Mr. Gallagher retired from the Board of Directors on May 20, 2020.

[5] Mr. Guldner is an NEO and his compensation is set forth in the Summary Compensation Table. Only non-management directors are compensated for Board service.

Discussion of Directors' Compensation

The Human Resources Committee makes recommendations to the Board for compensation, equity participation, and other benefits for Directors. The director compensation program consists of the following components:

Compensation Component	Amount ($)
Annual Retainer	105,000
Audit Committee, Corporate Governance and Public Responsibility Committee, Human Resources Committee, Finance Committee, and Nuclear and Operating Committee Chairs Annual Retainers	15,000
Lead Director Annual Retainer	30,000
Annual Equity Grant	Shares with a value of approximately $120,000 on the grant date

Directors had an option to either receive the stock grant on May 15, 2020 or defer the receipt until a later date. A director who elected to defer his or her receipt of stock received SUs in lieu of the stock grant. Those directors who elected to receive SUs were able to elect to receive payment for the SUs in either: (1) stock; (2) 50% in stock and 50% in cash; or (3) cash. The directors also elected whether to receive these payments either as of the last business day of the month following the month in which the director separates from service on the Board, or as of a date specified by the director, which date must be after December 31 of the year in which the grant was received. The SUs accrue dividend rights equal to the amount of dividends the director would have received if the director had directly owned one share of our common stock for each SU held, plus interest at the rate of 5% per annum, compounded quarterly. The manner of payment for the dividends and interest will be based on the director's election for payment of the SUs.

Directors of Pinnacle West also serve on the APS Board of Directors for no additional compensation. The Company reimburses Board members for expenses associated with Board meetings and director education programs.

The 2012 Long-Term Incentive Plan, as amended (the "2012 Plan"), was amended in 2017 to add an overall limit to non-employee directors' compensation. The value of equity grants (based on the grant date value) plus the aggregate amount of cash fees earned or paid is limited to $500,000 per calendar year.

A comparison against the compensation programs of a peer group is generally performed every two years, and a study was performed and reviewed by the Human Resources Committee in December 2019 using the peer group that we used in setting 2020 executive compensation. At that time the Human Resources Committee and Board deferred deciding on any changes to the compensation for the Board to a later date to allow for further deliberation. In December of 2020 the Human Resources Committee and the Board revisited considering adjustments to the compensation program, and requested that the Consultant, as defined in the Compensation Discussion and Analysis, update the prior study. As part of the update, the study used the following peer group that was used in setting 2021 executive compensation: Alliant Energy Corporation; Ameren Corporation; CMS Energy Corporation; DTE Energy Company; Edison International; Evergy, Inc.; Eversource Energy; Hawaiian Electric Industries, Inc.; Nisource Inc.; OGE Energy Corporation; PNM Resources, Inc.; PPL Corporation; The Southern Company; WEC Energy Group, Inc.; and Xcel Energy.   In December of 2020, the Human Resources Committee recommended to the Board, and the Board approved, increasing the value of the annual retainer from $105,000 to $110,000, the annual equity grant from $120,000 to $140,000, and the committee chair retainers from $15,000 to $20,000. These changes will go into effect in May 2021. The Consultant concluded that the new amounts were within the competitive range.

Director Stock Ownership Policy

The Company believes that directors should have a meaningful financial stake in the Company to align their personal financial interests with those of the Company's shareholders.

In December 2019, the Board amended the Company's stock ownership policy for non-management directors to increase the holding requirement. Each director is required to hold or control Company common stock, RSUs, or SUs with a value of at least five times the annual cash retainer fee paid to directors. Directors will have three years from the date of the adoption of the amendment to meet the new requirement; newly elected directors will have six years following the date they become a director to reach the required ownership level. The Corporate Governance and Public Responsibility Committee may grant exceptions to this policy for hardship or other special circumstances. Directors may not engage in any speculative trading, hedging, or derivative security transaction (including any financial instrument such as a prepaid variable forward contract, equity swap, collar, short-sales, or exchange fund) that involves or references Company securities. In addition, Directors may not pledge, margin or otherwise grant an economic interest in any shares of Company stock.

All of the Directors are in compliance with the Director Stock Ownership Policy.

Executive Compensation

Proposal 2: Advisory Vote on Executive Compensation

 The Board of Directors unanimously recommends a vote **FOR** the approval of the Company's executive compensation

Section 14A of the Exchange Act requires U.S. public corporations to provide for an advisory (non-binding) vote on executive compensation. As discussed in more detail in our CD&A and the accompanying tables and narrative, the Company has designed its executive compensation program to align executives' interests with those of our shareholders, make executives accountable for business and individual performance by putting pay at risk, and attract, retain and reward the executive talent required to achieve our corporate objectives and to increase long-term shareholder value. We believe that our compensation policies and practices promote a pay at risk philosophy and, as such, are aligned with the interests of our shareholders.

In deciding how to vote on this say-on-pay proposal, the Board points out the following factors, many of which are more fully discussed in the CD&A:

- Our Human Resources Committee has designed the compensation packages for our NEOs to depend significantly on putting pay at risk by tying pay to the achievement of goals that the Human Resources Committee believes drive long-term shareholder value;
- Our pay practices are designed to encourage management to not take unacceptable risks;
- We engage in periodic structural reviews of our compensation programs and policies; and
- We believe that the Company's executive compensation program is well suited to promote the Company's objectives in both the short- and long-term.

The Board endorses the Company's executive compensation program and recommends that the shareholders vote in favor of the following resolution:

> RESOLVED, that the compensation paid to the Company's Named Executive Officers as disclosed in this Proxy Statement in the CD&A, the compensation tables and the narrative discussion, is hereby approved.

Because your vote is advisory, it will not be binding upon the Human Resources Committee or the Board. However, we value our shareholders' opinions, and we will consider the outcome of the vote when determining future executive compensation arrangements.

Human Resources Committee Report

The Human Resources Committee* submitted the following report:

The Human Resources Committee is composed of non-employee directors, each of whom is independent as defined by NYSE rules and the Company's Director Independence Standards.

In accordance with SEC rules, the Human Resources Committee discussed and reviewed the Compensation Discussion and Analysis with management and, based on those discussions and review, the Human Resources Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

HUMAN RESOURCES COMMITTEE CHAIR
Richard P. Fox

HUMAN RESOURCES COMMITTEE MEMBERS
Denis A. Cortese, M.D.
Humberto S. Lopez
Kathryn L. Munro
James E. Trevathan, Jr.

* Mr. Spence was not a member of the Human Resources Committee when it approved this report and he was not involved in setting executive compensation for 2020.

Compensation Discussion and Analysis ("CD&A")

Named Executive Officers

Our NEOs for 2020 were:



Jeffrey B. Guldner
Chairman of the Board, President and Chief Executive Officer of PNW and Chairman of the Board and Chief Executive Officer of APS



James R. Hatfield
Executive Vice President and Chief Administrative Officer of PNW and APS[1]



Theodore N. Geisler
Senior Vice President and Chief Financial Officer of PNW and APS[2]



Daniel T. Froetscher
President and Chief Operating Officer of APS



Maria L. Lacal
Executive Vice President and Chief Nuclear Officer of Palo Verde Generating Station, APS



Robert E. Smith
Senior Vice President and General Counsel of PNW and APS

[1] Mr. Hatfield was promoted to the position of Executive Vice President and Chief Administrative Officer of PNW and APS effective January 8, 2020. Mr. Hatfield served as Executive Vice President and Chief Financial Officer of PNW and APS until January 8, 2020.

[2] Mr. Geisler was promoted to the position of Senior Vice President and Chief Financial Officer of PNW and APS effective January 8, 2020.

Pay for Performance Overview

Business Overview

Pinnacle West is an electric utility holding company based in Phoenix, Arizona, one of the fastest-growing metropolitan areas in the United States. Through our principal subsidiary, APS, we provide retail electricity service to approximately 1.3 million customers in 11 of Arizona's 15 counties.

We have the full range of resources needed to satisfy customers' expectations, support Arizona's expanding economy and population, and deliver long-term value to shareholders:

- strong, experienced senior leadership;
- talented and resourceful employees who are the Company's strength;
- a diverse, well-performing energy portfolio that will grow even cleaner with our new clean energy commitment; and
- an established track record of safe, reliable operations.



50% of our diverse energy mix today comes from clean, carbon-free resources



Palo Verde Generating Station provides nearly **70%** of Arizona's carbon-free energy

Clean energy plays a vital role in meeting our customers' energy needs, and today 50% of our diverse energy mix comes from clean, carbon-free resources. The Company has been on a trajectory of increasingly clean energy through solar power innovation, major investments in energy storage technology, carbon-free nuclear operations and advances in energy efficiency solutions while also reducing reliance on coal-generation. Now, we are accelerating and solidifying that path with a goal to deliver 100% clean, carbon-free and affordable electricity to customers by 2050. We will rely on intelligent investments in renewable resources, continued modernization of the grid, the nuclear power produced at Palo Verde Generating Station, the nation's largest carbon-free energy resource, and innovative partnerships to develop clean technologies like green hydrogen to sustain reliability and affordability on the pathway to the 100% goal.

While we share ownership of Palo Verde, APS retains full day-to-day operational responsibility, including regulatory responsibility to the NRC. The complexity of running a nuclear plant of Palo Verde's size requires a highly specialized and experienced management team. Given our need for specialized experience within our organization, we maintain strong succession planning practices and are focused on developing and retaining talent within our Company. Our Board's focus on attracting, developing and retaining highly skilled and experienced executives is a core consideration in structuring our executive compensation programs.

Building Shareholder Value Through Operational Excellence and a Sustainable Energy Future

As Arizona's largest and longest-serving electric company, we're proud of our heritage and performance. We also recognize the implications of new technologies and growing customer expectations, which are leading to changes at our Company and in our industry. Our strategy for building long-term value is driven by our core operational excellence and financial strength while also capitalizing on technology advances that promote a sustainable energy future, including our goal for 100% clean, carbon-free and affordable electricity by 2050:

EXECUTING ON OUR FINANCIAL AND OPERATIONAL OBJECTIVES	ENSURING A SUSTAINABLE ENERGY FUTURE
• Sustaining our operational excellence • Maintaining our financial strength • Leveraging Arizona's economic growth	• Integrating technology to modernize the grid • Incorporating clean energy resources to meet the needs of customers

Delivering Results

Our management team has maintained a focus on our core business of operating and investing in a vertically integrated electric utility. Under the leadership of the senior officer team, Palo Verde Generating Station has become one of the top performing nuclear power plants in the U.S. We have, over the long term, provided gains in shareholder returns and maintained high credit ratings.

During 2020, our total shareholder value underperformed our historical track record. Increased regulatory uncertainty prompted by our 2019 rate case filing and other ACC-driven discussions impacted shareholder confidence. We are committed to maintaining robust communication and collaboration with the ACC and other stakeholders to find constructive solutions that support our customers while maintaining the financial health of our Company. We anticipate resolution of the 2019 rate case to occur in 2021 providing additional clarity around the regulatory environment in Arizona and allowing for more detailed discussions regarding the execution of our clean energy commitment and growth profile. We believe we have the right strategy and team in place to meet our near-term goals and deliver long-term shareholder value.

Due to our total shareholder value underperforming, the portion of performance shares that are based on relative total shareholder return with the performance period beginning January 1, 2017 and ending December 31, 2019 did not payout in February 2020.

Although our total shareholder value underperformed, we achieved the following accomplishments in 2020, among others:

- Pinnacle West increased its dividend for the 9th consecutive year, by 6%
- Maintained strong credit ratings from all three rating agencies
- In 2020, we met our goal to reduce O&M by $20 million, largely through Lean initiatives and automation
- In September 2020, APS issued its first-ever green bond, raising almost $400 million to support "green" projects, such as renewables and energy storage, energy efficiency programs, climate change mitigation and clean transportation
- Notwithstanding the challenges presented by the COVID-19 pandemic as well as the hottest summer on record, the non-nuclear generation fleet achieved its best reliability performance since 2007, with a summertime equivalent availability factor of 95.3%
- APS continued successful operation of Palo Verde Generating Station, a nuclear energy facility that is the largest clean-air generator in the United States
- APS set a new all-time high peak energy demand of 7,660 megawatts, exceeded the prior peak set in 2017 by nearly 300 megawatts, and achieved strong reliability measures

Our Philosophy and Objectives

Our executive compensation philosophy incorporates the following core principles and objectives:

ALIGNMENT WITH SHAREHOLDER INTERESTS

We structure our annual cash and long-term equity incentive compensation to put **pay at risk** and reward business performance.

KEY MANAGEMENT RETENTION

We structure our program to provide compensation at levels necessary to attract, engage and retain an experienced management team.

Pay at Risk

The Company believes that a significant portion of each NEO's total compensation opportunity should reflect both upside potential and downside risk. We place a strong emphasis on performance-based, shareholder-aligned incentive compensation.

CEO AND OTHER NEOs' TOTAL COMPENSATION


CEO
19.6%
Base Salary
21.5%
Target Annual Incentive
58.9%
Long-Term Incentive
80% At-Risk Performance-Based Pay
Other NEO's
31.3%
Base Salary
21.7%
Target Annual Incentive
47.0%
Long-Term Incentive
69% At-Risk Performance-Based Pay

Executive Compensation Enhancements

We are committed to actively engaging with our shareholders and to make changes to our compensation program to ensure that it represents our strong commitment to our pay-for-performance philosophy. Over the past several years, we have undertaken the following enhancements:

- Enhanced rigor of performance-based plans
- Increased percentage of at-risk compensation
- Changes to CEO compensation
- Adopted clawback provisions

Key 2020 Performance Metrics

Metrics	Objective	
PNW Earnings	Ensures that our compensation program appropriately focuses our employees on core measures of overall Company health and performance	**Target** $539m **Actual: $569.5m**
APS Earnings		**Target** $564m **Actual: $587.7m**
Business Unit performance on various measures	Tie payouts directly to core measures of business performance	**Target** [Various] **Actual: 130% of target**

2020 Compensation Outcomes

The table below illustrates the total direct compensation (in millions) for each of our NEOs in 2020.

	Jeffrey B. Guldner	James R. Hatfield	Theodore N. Geisler	Daniel T. Froetscher	Maria L. Lacal	Robert E. Smith
Base Salary	$1.1	$0.7	$0.4	$0.5	$0.6	$0.6
Annual Cash Incentive	$1.6	$0.7	$0.3	$0.6	$0.6	$0.5
Long-Term Incentive	$3.3	$1.2	$0.5	$1.2	$0.7	$0.7
Total Direct Compensation	**$6.0**	**$2.6**	**$1.2**	**$2.3**	**$1.9**	**$1.8**

2020 Compensation Plan

For 2020, the Company's core executive compensation program for our NEOs consisted of the following key components:

	Pay Element	Measurement Period	Performance Link	Description
Base Salary	Cash	Salary is based on experience, performance and responsibilities and is benchmarked to a peer group and market survey data to align with competitive levels.		
Annual Incentives	Cash	1 year	**Earnings** CEO[1]: 50.0% Other NEOs: 50.0%	Universal measure of business financial performance; encourages achievement of bottom-line earnings growth goals.
			Business Unit Performance[2] 50.0%	Pre-established operational business unit performance goals that include safety, customer satisfaction and operational quality and efficiency metrics.
Long-Term Incentives	**Performance Shares** 70%[3]	**3 years**	**Relative TSR** 50% **Relative Operational Performance**[4] 50%	Relative measures incentivize sustained shareholder value creation and strong performance on operational benchmarks.
	Restricted Stock Units 30%[3]	Vest ratably over **4 years**	**Stock Price**	Encourages retention; value dependent upon share price appreciation and four-year vesting to encourage retention.
Benefits	We provide benefits, including pension and deferred compensation programs, change of control agreements and limited perquisites, that are designed to attract and retain our executive talent.			

[1] Mr. Guldner participated in the APS 2020 Annual Incentive Award Plan (the "APS Plan"). However, under the APS Plan Mr. Guldner's incentive opportunity tied to earnings was based on PNW earnings and not APS earnings. For additional details regarding Mr. Guldner's incentive award for 2020, please refer to pages 74 and 78.

[2] Based on the following business units, as applicable: Corporate Resources (Bright Canyon; Enterprise Security; External Affairs; Finance and Accounting; Human Resources; Information Technology; Legal; Regulatory; Resource Management; Facilities, Supply Chain and Transportation; and Sustainability), Palo Verde, Customer Service, Fossil Generation, and Transmission and Distribution. For additional details regarding our goal-setting process and the specific business unit goals for 2020, please refer to page 76.

[3] For our 2020 annual long-term equity awards, all of our officers other than our CEO and our Executive Vice Presidents were granted 60% Performance Shares and 40% Restricted Stock Units.

[4] Based on the following benchmarks: Customer reliability, customer-to-employee improvement ratio, Occupational Safety and Health Administration ("OSHA") all incident injury rate, nuclear capacity factor, and coal capacity factor; all of which are based on comparisons to companies selected by independent, objective data providers. For additional details regarding our goal-setting process and the specific relative long-term operational goals for 2020 performance share awards, please refer to page 85.

Key 2020 Compensation Decisions

For fiscal year 2020, the Human Resources Committee (for purposes of the CD&A, the "Committee"), or the Board acting on the Committee's recommendation, approved the following compensation for our NEOs:

2020 Base Salary Adjustments

For fiscal year 2020, the Committee did not increase Mr. Guldner's salary given he received a promotional increase in November of 2019 in recognition of his advancement to Chairman of the Board, President and Chief Executive Officer of PNW and Chairman of the Board and Chief Executive Officer of APS. The Board, acting on the Committee's recommendation, increased Messrs. Hatfield's, Froetscher's and Smith's base salary between 0% - 2%. In January 2020, in recognition of their promotions to Executive Vice President and Chief Nuclear Officer of Palo Verde Generating Station of APS and Senior Vice President and Chief Financial Officer of PNW and APS, Ms. Lacal and Mr. Geisler received base salary increases of 41.5% and 12.5% respectively. Additionally, in July 2020, Mr. Geisler received a mid-year base salary increase of 11.1% to improve his pay competitiveness.

2020 Annual Incentive Award

Our 2020 annual incentive performance goals were set within the context of the business and economic circumstances known at that time. As a regulated utility, we are generally unable to adjust our base retail prices outside of a rate case. As such, in years in which we do not expect a retail rate adjustment, changes in our revenues over the previous year would depend largely on factors beyond our control, such as customer growth, weather and customer usage patterns.

Consistent with this methodology, we set the APS earnings target at $564 million for 2020, representing an increase versus the 2019 actual incentive earnings of $533.1 million. Likewise, we set Pinnacle West's 2020 earnings target at $539 million, compared to Pinnacle West's 2019 actual incentive earnings of $508.4 million. In both cases, the earnings goals were set to reflect modest sales growth and continued focus on effective cost controls.

Actual earnings for APS and Pinnacle West for incentive plan purposes were 42% and 54% above the 2020 target payouts, respectively, as shown on pages 65 and 79. The increase in 2020 earnings was driven primarily by weather due to Arizona having its hottest summer on record.

The 2020 operational business unit performance goals were evaluated and revised in certain key business areas to better align with our priorities and emphasize top-quartile or above performance. The average of all business unit metric performance for 2020 was 130% of target (see page 81 for a table summarizing 2020 business unit metric performance).

2020 Long-Term Incentive Awards

Our long-term equity incentive compensation is intended to align the interests of executives and our shareholders and increase the long-term shareholder value while also offering an award opportunity that helps attract and retain qualified, experienced executives. The 2020 long-term incentive grants awarded to Messrs. Guldner, Froetscher, Geisler and Ms. Lacal were increased in recognition of their respective promotions. For all other NEOs, we granted the annual awards consistent with our executive compensation practices and philosophy as described on page 83.

Compensation Governance

Our executive compensation program is overseen by the Committee. Through ongoing shareholder engagement and regular assessment of our compensation governance practices, we seek to continue to improve our compensation governance:

Compensation Highlights

- **Shareholder feedback informs compensation program design**
- Substantial proportion of target compensation **is at risk** (80% for the CEO and 69% for other NEOs)
- **Performance shares are 100% tied to relative performance** (50% on relative TSR and 50% on relative operational metrics) and require 90th percentile performance for maximum payouts. The portion of performance shares that are based on relative TSR with the performance period beginning January 1, 2017 and ending December 31, 2019 did not pay out in February 2020, which demonstrated performance alignment
- **No excise tax gross-up provisions** in new or materially amended Change of Control Agreements (defined below) with our NEOs
- **Anti-hedging policy for all Directors, officers and all employees and anti-pledging policy for all Directors and officers**
- **Stock ownership guidelines** for all NEOs (all NEOs are in compliance with the stock ownership guidelines)
- **Clawback policy** for our current or former executive officers covering short- and long-term incentive awards

Our Philosophy and Objectives

Our compensation program is designed to be transparent with a clear emphasis on putting pay at risk and retaining key executives. Our executive compensation philosophy incorporates the following core principles and objectives:

- **Alignment with Shareholder Interests.** We structure our annual cash and long-term equity incentive compensation to put pay at risk and reward business performance. Payouts under these plans are tied predominantly to the Company's total return to shareholders, earnings, and the achievement of measurable and sustainable business and individual goals, so that executives' interests are tied to the success of the Company and are aligned with those of our shareholders.
- **Key Management Retention.** We structure our program to provide compensation at levels necessary to attract, engage and retain an experienced management team who have the skill sets and industry experience to succeed in our complex operating and regulatory environment, including operating the Palo Verde Generating Station, and who can provide consistently strong operating and financial results.

Setting Executive Compensation

The Human Resources Committee

The Committee monitors executive officer compensation throughout the year and undertakes a thorough analysis of our executive officer compensation each fall. This review includes consideration of competitive positions relative to specified labor markets, the mix of compensation components, performance requirements, the portion of pay at risk and tied to performance, and individual performance evaluations. From December through February, the Committee considers and approves executive officer compensation, including salary and cash and non-cash incentives. The Committee makes all compensation decisions relating to our CEO's compensation, makes awards under the 2012 Plan, and determines the awards under the 2020 Incentive Plans (defined below). The Committee recommends other executive officer compensation decisions, which are approved by the Board for Pinnacle West officers and the Board of Directors of APS for APS officers.

Role of Executive Officers in Determining Executive Compensation

Management works with the Committee in establishing the agenda for Committee meetings and in preparing meeting information. Management conducts evaluations and provides information on the performance of the executive officers for the Committee's consideration and provides such other information as the Committee may request. Management also assists the Committee in recommending: salary levels; annual incentive plan structure and design, including earnings and business unit performance targets or other goals; long-term incentive plan structure and design, including award levels; and the type, structure, and amount of other awards. The executive officers are available to the Committee's compensation consultant to provide information as requested by the consultant. At the request of the Chair of the Committee, the CEO or other officers may attend and participate in portions of the Committee's meetings.

Role of Compensation Consultants

The Committee's charter gives the Committee the sole authority to retain and terminate any consulting firm used by the Committee in evaluating non-employee director and officer compensation. The Committee engaged Frederic W. Cook & Co. to assist the Committee in its evaluation of 2020 compensation for our executive officers (the "Consultant"). The Consultant does not provide any other services to the Company or its affiliates. The Committee has assessed the independence of the Consultant and has concluded that the Consultant is an independent consultant to the Committee as determined under the NYSE rules. The Committee instructed the Consultant to prepare a competitive analysis of the compensation of the executive officers of the Company and of APS, and to make recommendations for changes to the existing compensation program, if warranted.

Pay Comparisons

In evaluating compensation for the NEOs, the Committee takes into account the analysis provided by the Consultant and its recommendations regarding the competitiveness and structure of compensation. The Committee considers the competitive market data presented by the Consultant as an important reference point to assure the Committee of the reasonableness of compensation levels and programs provided to executive management; however, actual compensation levels also take into account the individual executives and their responsibilities, skills, expertise, value added, as well as the competitive marketplace for executive talent.

Consultant's Report

The Consultant reviewed our executive compensation practices and considered the extent to which these practices support our executive compensation objectives and philosophy. As part of this study, the Consultant performed competitive pay comparisons for our executive officers based on three data sets:

PEER GROUP (33%)[1]	**GENERAL INDUSTRY DATA (33%)**[1]	**INDUSTRY-SPECIFIC DATA (33%)**[1]
2018/2019 compensation information as disclosed in 2019 SEC filings for the peer group (as described below)	Based on surveys published by Aon Hewitt (averaging data for companies in the $2.5B-$5B revenue and $5B-$10B revenue brackets) and Willis Towers Watson PLC ("Towers Watson") (averaging data for companies in the $3B-$6B revenue and $6B-$10B revenue brackets)	From the Towers Watson Energy Services Industry Survey (reflecting the average between companies in the $3B-$6B revenue bracket and companies with revenues greater than $6B)

[1] Reflects weightings used for Messrs. Guldner, Hatfield (as CFO) and Smith. Weightings for Mr. Froetscher and Ms. Lacal are discussed below. Mr. Geisler was not included in the analysis.

From these sources, the Consultant developed a consensus in which the competitive industry comparison for Messrs. Guldner, Hatfield and Smith reflect a weighting of one-third peer group proxy statement data, one-third Energy Services Industry Survey, and one-third general industry surveys. Mr. Froetscher and Ms. Lacal did not have general industry survey matches, so the competitive industry comparisons reflect an average of the peer group proxy statement data and Energy Services Industry Survey data for each position. Mr. Geisler was not included in the analysis. Compensation levels were updated to 2020 based on projected executive level market movement from major salary planning surveys selected by the Consultant.

Executive Compensation

In providing information to the Committee with respect to setting 2020 compensation, the Consultant reviewed the total compensation levels of the executive officers and presented its analysis in October 2019. At this time, the Consultant also reviewed the individual elements of compensation, including the design of annual incentives and long-term incentives. Also in September 2019 for Mr. Froetscher and in October 2019 for Mr. Guldner, the Consultant provided additional analysis to support compensation decisions that the Committee made in connection with their promotions to President and Chief Operating Officer of APS and to Chairman of the Board, President, and Chief Executive Officer of PNW and Chairman of the Board and Chief Executive Officer of APS respectively. Ms. Lacal's promotion to Executive Vice President and Chief Nuclear Officer of Palo Verde Generating Station, APS was supported by the Consultant's analysis of this role as occupied by her predecessor.

In its analysis, the Consultant provided competitive findings for base salary, annual incentive, long-term equity incentives and target total direct compensation for the NEOs relative to the 25th, 50th and 75th percentile (the October 2019 analysis for Mr. Guldner considered the 25th percentile to median). The conclusions of the reports as to competitive pay comparisons of the NEOs for these compensation elements are as follows:

Name[1]	Target Annual Cash (Salary + Target Annual Incentives)	Long-Term Incentives	Target Total Direct Compensation
Mr. Guldner	25th-50th percentile	< 25th percentile	25th percentile
Mr. Hatfield[2]	50th percentile	25th percentile	50th percentile
Mr. Froetscher	25th-50th percentile	50th percentile	50th percentile
Ms. Lacal	50th percentile	25th percentile	25th-50th percentile
Mr. Smith	75th percentile	25th percentile	50th percentile

[1]   Mr. Geisler was not included in the October 2019 Consultant reports.

[2]   This information reflects Mr. Hatfield's position as Executive Vice President and Chief Financial Officer of PNW and APS.

Application of the Committee's Judgment

The analysis in the Consultant's report and its recommendations regarding the competitiveness and structure of compensation are factors that the Committee takes into account in its evaluation of compensation for the NEOs. The Committee considers the competitive market data presented by the Consultant as an important reference point to assure the Committee of the reasonableness of compensation levels and programs provided to executive management; however, actual compensation levels also take into account the individual executives and their responsibilities, skills, expertise, value added, as well as the competitive marketplace for executive talent.

Company, business unit, and individual officer performance, as well as compensation competitiveness, are the primary factors in determining the level of total direct compensation for the NEOs. While the Committee considers internal pay equity in making compensation decisions, we do not have a policy requiring any set levels of internal pay differentiation. Finally, the Committee evaluates other factors that it considers relevant, such as the financial condition of the Company and APS. The Company does not have a pre-established policy or target for allocation between cash and non-cash compensation or between short-term and long-term incentive compensation, although the Committee does allocate long-term awards between the two forms of equity grants.

Determining the Peer Group

The Peer Group (defined below) used as one input in our pay comparison process is reviewed annually for its continued appropriateness. The Committee takes into consideration the scope and complexity of the Company's management responsibility and liability needs, including the following factors:

- Pinnacle West's operating subsidiary APS operates Palo Verde Generating Station, the largest nuclear power plant in the U.S., which has a $1 billion annual budget, employs one-third of APS employees, and is subject to comprehensive and complex nuclear and environmental regulation;
- The management scope of Palo Verde Generating Station operations necessitates that the Company seeks talent from larger utilities, including those with significant nuclear operations and similar regulatory and business challenges; and
- APS has full operational control and legal responsibility for Palo Verde Generating Station, Four Corners Generating Station and Cholla Power Plant. This is an important factor because APS does not have 100% ownership of these stations and this operational responsibility would not be accounted for in standard measures of Pinnacle West's or APS's size.

Given these factors, we make certain adjustments to our size measure to account for our operational responsibilities, rather than solely ownership, to allow for more appropriate comparability of Pinnacle West to potential peer companies. In determining the composition of the Peer Group, we adjust our revenues to reflect our control and responsibility for Palo Verde Generating Station, Four Corners Generating Station and Cholla Power Plant. The amount used for APS revenues is adjusted to take into account the revenues that are attributable to co-owned assets over which APS maintains full operational control and legal compliance responsibility. This adjustment resulted in an amount of $5.3 billion compared to its reported twelve months ended June 30, 2019 revenues of $3.6 billion.

Within the range of potential peers based on adjusted revenues, the Peer Group below is then determined based on additional factors including:

- Scope of management complexity
- Nuclear operations
- Top industry talent (related to management complexity)
- Regulated vs. non-regulated operations
- Complexities of a challenging regulatory environment
- CEO/senior management leadership

As a result of such review, the Committee approved the use of the same peer group that was used in setting 2019 executive compensation except, as a result of acquisition, the replacement of SCANA by Evergy, Inc. The Peer Group is broadly similar to the Company in scope and complexity of operations (taking into account nuclear operations, regulatory profile, and other quantitative and qualitative considerations) and positions the Company at slightly above the 25th percentile with respect to revenues (adjusted as explained above).

As outlined previously, peer proxy data is only one third of the compensation information that is referenced for our NEOs (except for Mr. Froetscher and Ms. Lacal, where peer proxy statement data is weighted at 50%). For setting 2020 compensation, the Peer Group consisted of the following predominantly rate-regulated utilities (the "Peer Group"):

Peer Group		
Alliant Energy Corporation	Edison International	OGE Energy Corp.
Ameren Corporation	Evergy, Inc.	PPL Corporation
CMS Energy	Eversource Energy	The Southern Company
Consolidated Edison, Inc.	Hawaiian Electric Industries, Inc.	WEC Energy Group, Inc.
DTE Energy Company	NiSource Inc.	Xcel Energy, Inc.

Risk Management and Assessment

The Committee reviewed a compensation risk assessment conducted independently by the Consultant. The assessment focused on the design and application of the Company's executive compensation programs and whether such programs encourage excessive risk taking by executive officers. In addition, management advised the Committee that management has reviewed the overall compensation programs for the Company's employees and has concluded that the programs are balanced and do not encourage imprudent risk-taking. Management advised the Committee that non-executive employee compensation programs generally consist of the compensation components contained in the executive compensation programs. Based on the outcome of the Consultant assessment and the information from management, the Committee believes that the Company's compensation programs (i) do not motivate our executive officers or our non-executive employees to take excessive risks, (ii) are well designed to encourage behaviors aligned with the long-term interests of stockholders, and (iii) are not reasonably likely to have a material adverse effect on the Company.

Executive Compensation Components

Base Salary

Base salaries are set at competitive levels to attract and retain qualified, experienced executives. Salary levels are based on experience, performance and responsibilities, and benchmarked to the Peer Group and market survey data to align with competitive levels. The Committee reviews competitive salary information and individual salaries for executive officers on an annual basis. In considering individual salaries, the Committee reviews the scope of job responsibilities, individual contributions, business performance, retention concerns, and current compensation compared to market practices. In setting base salaries, the Committee also considers that base salary is used as the basis for calculating annual incentive awards.

In December 2019, the Committee, based on the considerations set forth above, made the following adjustments to the base salaries of the following NEOs for fiscal year 2020:

Name	2019 Base Salary ($)	2020 Base Salary ($)
Mr. Guldner[1]	1,100,000	1,100,000
Mr. Hatfield	686,000	700,000
Mr. Geisler[2]	320,000	400,000
Mr. Froetscher	540,000	540,000
Ms. Lacal[3]	410,000	580,000
Mr. Smith	600,000	610,000

[1] Mr. Guldner's salary increased to $1,100,000 effective November 15, 2019 in recognition of his promotion to Chairman of the Board, President, and Chief Executive Officer of PNW and Chairman of the Board and Chief Executive Officer of APS.

[2] Mr. Geisler's salary increased to $360,000 effective January 1, 2020 in recognition of his promotion to Senior Vice President and Chief Financial Officer of PNW and APS. Effective July 1, 2020, Mr. Geisler received a mid-year increase to $400,000.

[3] Ms. Lacal's salary increased to $580,000 effective January 21, 2020 in recognition of her promotion to Executive Vice President and Chief Nuclear Officer of Palo Verde Generating Station of APS.

Annual Cash Incentives

Our annual cash incentives are strongly performance-based and designed to both reward achievement of pre-determined annual performance objectives that are critical to our business operations and to attract and retain qualified, experienced executives. Performance for NEOs is measured based on relevant and objective earnings and business unit metrics.

- **CEO**. Mr. Guldner participates in the APS Incentive Plan but the award opportunities are based 50% on the achievement of 2020 Pinnacle West earnings levels and 50% on the achievement of performance goals established for business units of APS in the functional areas of customer service, transmission and distribution, fossil generation, corporate resources and the Palo Verde Generating Station.

- **Other NEOs**. Messrs. Hatfield, Geisler, Froetscher and Smith participated in the APS Incentive Plan and Ms. Lacal participated in the APS 2020 Annual Incentive Award Plan for Palo Verde Employees (the "Palo Verde Incentive Plan").

The APS Incentive Plan and the Palo Verde Incentive Plan are collectively referred to as the "2020 Incentive Plans". In December 2019, the Committee approved the CEO portion of the APS Annual Incentive Plan and the Board, on the recommendation of the Committee, approved the 2020 Incentive Plans for all other officers.

2020 Incentive Plan Opportunities

NEO	Threshold (% of Salary)	Target (% of Salary)	Maximum (% of Salary)	2020 Actual (% of Salary)	2020 Actual ($)
Mr. Guldner	27.50	110	220	141.1	1,551,946[1]
Mr. Hatfield	18.75	75	150	99.9	699,090
Mr. Geisler	15.00	60	120	83.9	318,840
Mr. Froetscher	22.50	90	180	103.7	559,848[1]
Ms. Lacal	16.25	65	130	98.7	563,394
Mr. Smith	16.25	65	130	86.7	528,812

[1] The Committee did not award any incentive payout for Messrs. Guldner and Froetscher for the Customer Service business unit under the APS Incentive Plan in connection with APS's settlement with the Arizona Attorney General related in part to APS's Customer Education and Outreach Plan (see Note 11 of the Notes to Consolidated Financial Statements in the Pinnacle West/APS Annual Report on Form 10-K for the fiscal year ended December 31, 2020 for additional information). The amount in this column reflects a zero payout for this business unit.

Assessing Performance and Payouts

The Board oversees the Company's business strategy. The Company maintains a rigorous performance goal-setting process wherein goals are set based on our annual business planning process and reviewed for relevance and appropriate alignment with our business strategy. This goal-setting approach is integrated into our performance tracking and business reporting, providing a clear line of sight across the Company on an ongoing basis.

The Committee annually reviews the metrics utilized under the annual cash incentive plans to ensure that they remain relevant, with target performance goals set at levels that are intended to be challenging without incentivizing inappropriate risk taking.

Individual awards under our annual cash incentive plans are based on the achievement of relevant and objective earnings and business unit goals, which tie payouts directly to core measures of business performance and key operational business unit results and ultimately serve to enhance shareholder value.

2020 ANNUAL INCENTIVE PLAN COMPONENT SUMMARY



2020 CEO Annual Cash Incentive[(1)] = **PNW Earnings Performance** 50% + **Business Unit Performance** 50%

→ ***APS Incentive Plan:*** *Earnings threshold must be met for any payout of annual incentive award*

2020 Other NEOs Annual Cash Incentive[(1)] = **APS Earnings Performance** 50% + **Business Unit Performance** 50%

→ ***APS Incentive Plan:*** *Earnings threshold must be met for any payout of annual incentive award*

Palo Verde Incentive Plan: *Earnings threshold and target business unit performance must be met for payout of APS earnings component; if earnings threshold is not met, there can still be a payout under the business unit performance component*

(1) Weightings are shown as a percentage of total incentive opportunity.

Earnings Component Target Setting

In designing the annual cash incentives, the Committee sets earnings levels based on a reasonable range of expectations for the year, while taking into account prior year performance and economic conditions.

Due to the regulated nature of the utility industry, earnings growth is impacted by the base rates approved by regulators. Given that the rates we charge customers are generally fixed for several years, our revenue streams don't increase in a linear year-over-year fashion. As a result, our annual earnings are impacted by our ability to manage costs associated with our operations and investments while our revenues typically remain relatively flat in years following a rate adjustment. Furthermore, planned outages, weather patterns and varying electricity demand can lead to cyclical earnings fluctuations. These factors are considered in our annual business planning and ultimately reflected in the earnings targets that are approved by the Committee.

2020 Earnings Goals

For fiscal year 2020, the Committee set threshold, target and maximum Pinnacle West and APS earnings goals to reflect modest sales growth and continued focus on effective cost controls. We set the APS earnings target at $564 million for 2020, an increase from 2019 actual incentive earnings of $533.1 million. Likewise, we set Pinnacle West's 2020 earnings target at $539 million, compared to Pinnacle West's 2019 actual incentive earnings of $508.4 million.

Business Unit Component Target Setting

The business unit metrics component of our annual plan ensures that our compensation program appropriately focuses our employees on core measures of overall Company health and performance. Our use of business unit metrics in our NEOs' incentive plans promotes our continued success as a safe, sustainable, and overall well-run vertically-integrated and regulated electric utility.

Determination Process

The determination of business unit metrics and targets is a year-long, multi-step process guided by our strategic priorities. The Company maintains a rigorous performance goal-setting process wherein goals are set based on our annual business planning process and reviewed for relevance and appropriate alignment with our business strategy, which is overseen by the Board. Individual business unit targets are developed using a variety of methods depending on the metric under consideration, including internal trends, external considerations, opportunities to improve performance, and use of industry benchmark data. Targets are intended to incentivize performance while still being attainable. The business unit metrics and targets are then shared and discussed with the Committee and the Board before final metrics and targets are approved by the Committee and the Board.

March-April	April-July	September-October	December
Corporate Business Priorities	**Identify Areas of Focus**	**Goal-Setting**	**Committee and Board Approval of Metrics/Goals**
• Each year our executive officers and senior management determine the annual strategic plan and critical areas of focus to align with our ongoing strategy	• Guided by the annual strategic plan and the critical areas of focus, business units identify business unit-level metrics which tier up to support the broader business priorities for the year	• Several metrics are set with reference to industry-wide benchmarks where available, and are typically set at the top quartile • Non-benchmarked metrics are designed to drive favorable trends based on historical internal data	• The Committee and the Board review and discuss the metrics and targets provided by the business units • The Committee and the Board approve final metrics and targets

Under the business unit components of the 2020 Incentive Plans, the range of potential achievement for each business unit metric was zero to 200% of the target level. Within that range, a target level of achievement provided for a 100% payout, a threshold level provided for a 50% of target payout and a maximum level provided for a 200% of target payout. Performance below the threshold level resulted in a zero payout. Performance above the maximum level resulted in achievement of 200% of target. If performance fell between threshold and target or between target and maximum, linear interpolation was used to determine the actual percentage of target performance achieved.

2020 Business Unit Goals

The 2020 Incentive Plans measured NEOs on pre-established business unit performance in up to five key areas: Corporate Resources, Customer Service, Fossil Generation, Palo Verde, and Transmission and Distribution. Within each of these categories are specific metrics designed to incentivize achievements in operational excellence, customer value, safety and employee performance, and cost management, ultimately resulting in shareholder value creation.

The CEO was evaluated against metrics within each of these five categories to tie the CEO's incentive to overall operational performance of the Company, and not to emphasize any one unit's performance over the others. Other NEOs were evaluated based on performance in the business units that correlate to their responsibilities.

See "Business Unit Components Under the 2020 Incentive Plans" on page 81 for additional details regarding the metrics, targets and achievement levels for each business unit. We revised several of our 2020 metrics to shared enterprise metrics to align with our principles and execution of our mission, continued emphasis on top quartile performance and/or improvement on historical trends and conducting year-over-year back testing to ensure that we are maintaining or increasing the rigor of our goals. The 2020 average of all business unit metrics performance for 2020 was 108% of target excluding adjustments for prudent business decisions related to operations and maintenance expense and unanticipated OSHA recordables for COVID-19 incidents discussed on page 79, compared to 115% of target in 2019. Including adjustments, the 2020 average performance was 130% of target.

| | **Business Unit Performance** | | | | | |
	Corporate Resources (%)	**Customer Service (%)**	**Fossil Generation (%)**	**Palo Verde (%)**	**Transmission/ Distribution (%)**	**Average (%)**
2020 Results[1]	92	85	129	157	75	108
2019 Results	121	63	131	161	100	115

[1] These results exclude the adjustments made for prudent business decisions related to operations and maintenance expenses and OSHA recordables for COVID-19 incidents discussed on page 79. The average results including adjustments was 130% of target.

2020 Incentive Plans Achievement

Earnings Component

The earnings portion of the annual cash incentive for Mr. Guldner as CEO was determined based on Pinnacle West earnings weighted at 50% of the award. For all NEOs other than the CEO, the earnings portion of the annual cash incentive was determined based on APS earnings and weighted at 50% of the award. The APS Incentive Plan provides that if the threshold earnings number is not met, no incentive payment will be awarded, regardless of business unit performance.

The Palo Verde Incentive Plan provides that if the threshold earnings number is not met, the APS earnings portion of the incentive payment will not be awarded. In addition, under the Palo Verde Incentive Plan, Palo Verde's overall business unit performance was required to achieve at least 100% of the target level for 2020 before Ms. Lacal could receive any payout under the APS earnings portion.

Under the terms of the 2020 Incentive Plans, the Committee may adjust plan targets or incentive results and may make other changes to the plan deemed necessary or appropriate due to unanticipated events that arise during the performance period or unusual or non-recurring adjustments on actual earnings that arise during the performance period, including without limitation, ACC rate-related impacts on earnings. As such, the Committee adjusted the PNW and APS earnings number to exclude an accrual for the Coal Community Transition (the "CCT") future spend. The CCT plan relates to the closure or future closure of coal-fired generation facilities and provides assistance for a sustainable transition for the Navajo Nation and Hopi Tribe that would be impacted by such closures (see "Coal Communities Transition" on page 15 for additional information on this plan). The Committee felt that it was appropriate to adjust the PNW and APS earnings because the CCT expense was required for purposes of the accounting rules to be accrued in 2020 but it is a future expense. The effect of this adjustment was an increase in PNW earnings from $550.6 million to $569.5 million, and an increase in APS earning from $568.0 million to $587.7 million.



Metric	Performance (in millions)		
	Threshold	Target	Maximum
PNW Earnings	$483	$539	$595

$569.5
2020 Actual



Metric	Performance (in millions)		
	Threshold	Target	Maximum
APS Earnings	$508	$564	$620

$587.7
2020 Actual

Business Unit Component

As indicated above, NEOs are evaluated based on performance in the business units that correlate to their responsibilities. The business unit component for each NEO was weighted at 50%, with multiple business unit results averaged for applicable NEOs. The 2020 Incentive Plans allow the Committee to make adjustments for individual performance, and the Committee may exercise discretion under the 2020 Incentive Plans due to unanticipated events that might arise during the performance period. In 2020, the Committee adjusted two business metrics.

Based on current OSHA criteria, the Company is required to report COVID-19 cases as recordable incidents if they appear to be transmitted in the workplace. During 2020, there were a total of 15 COVID-19 incidents that met criteria for recording on OSHA injury/illness logs. COVID-19 illness cases were not considered when 2020 metrics were set. Due to the difficulty of determining probable transmission and the fact that none of the incidents required hospitalization, the incidents were not included in the metric measurement results for the OSHA recordable incident. The OSHA recordable incident metric measurements and weightings are varied across business units and adjustments are shown on pages 81-82.

During the fall of 2020, the Company's management authorized an increase in prudent operations and maintenance ("O&M") spend to offset/mitigate expense in future years due to the favorable impacts on earnings from Arizona experiencing its hottest summer on record. This prudent financial decision increased O&M expenses for 2020 which negatively impacted the metric performance. The PNW O&M metric measurement is shared with varied weightings across business units. This adjustment for NEOs was capped to result in target achievement of this metric as shown on pages 81-82.

See "Business Unit Components Under the 2020 Incentive Plans" on page 81 for detailed goals and achievement levels for each business unit.

2020 APS Incentive Plan Results

The metrics, weightings, and results for Messrs. Guldner, Hatfield, Geisler, Froetscher, and Smith under the APS Incentive Plan, and Ms. Lacal under the Palo Verde Incentive Plan, are outlined below:

NEO	50% Earnings[1] (%)	50% Business Unit Performance					2020 Total %
		Corporate Resources (%)	Customer Service (%)	Fossil Generation (%)	Palo Verde %	Transmission/ Distribution (%)	
Mr. Guldner	154	104[2]	0[3]	152	157	100	103
Weighting	*(50)*	*(10)*	*(10)*	*(10)*	*(10)*	*(10)*	*(50)*
Mr. Hatfield	142	125[4]					125
Weighting	*(50)*	*(50)*					*(50)*
Mr. Geisler	142	124[5]					124
Weighting	*(50)*	*(50)*					*(50)*
Mr. Froetscher	142	104[6]	0[3]	152		100	89
Weighting	*(50)*	*(12.5)*	*(12.5)*	*(12.5)*		*(12.5)*	*(50)*
Ms. Lacal	142				157		157
Weighting	*(50)*				*(50)*		*(50)*
Mr. Smith	142	125[7]					125
Weighting	*(50)*	*(50)*					*(50)*

[1] Reflects PNW earnings for Mr. Guldner and APS earnings for all others.

[2] Reflects the average of all Corporate Resources business units.

[3] The Committee did not award any incentive payout for Messrs. Guldner and Froetscher for the Customer Service business unit under the APS Incentive Plan in connection with APS's settlement with the Arizona Attorney General related in part to APS's Customer Education and Outreach Plan (see Note 11 of the Notes to Consolidated Financial Statements in the Pinnacle West/APS Annual Report on Form 10-K for the fiscal year ended December 31, 2020 for additional information).

[4] Reflects the following Corporate Resources business units and respective weightings: Finance/Accounting weighted at 60% and Information Technology and Strategy each weighted at 20%.

[5] Reflects the average of the following Corporate Resources business units: Finance/Accounting and Information Technology.

[6] Reflects the average of all Corporate Resources business units weighted at 20% plus the Corporate Resources business unit Resource Management weighted at 5%.

[7] Reflects the Legal Corporate Resources business unit.

Business Unit Components Under the 2020 Incentive Plans

The following table summarizes the metrics used for each business unit, in addition to individual weightings, targets, and 2020 results. The percentage of target performance achieved reflects the comparison of our actual achievement of a particular measure for 2020 to the target established for that measure.

Business Unit Measures and Weighting	Measure	Target	Actual Results	% of Target Performance Achieved
Corporate Resources				**125**
Employees (15%)	Serious Injury and Fatality (SIF) (10%)	2	4	50
	OSHA Recordable Incidents[1] (Total Company) (5%)	28	25	143
Operational Excellence (60%)	Average of All Operations Groups[2] Results (60%)	100%	146%	146
Shareholder Value (25%)	PNW O&M[3] (25%)	$5M < Budget	$5M Under	100
Corporate Resources (Information Technology)				**123**
Employees (15%)	Serious Injury and Fatality (SIF) (10%)	2	4	50
	OSHA Recordable Incidents[1] (Total Company) (5%)	28	25	143
Operational Excellence (60%)	Average of All Operations Groups[2] Results (40%)	100%	146%	146
	Mission Critical System Cumulative Availability (10%)	99.985%	99.986%	120
	Capital Project Execution (10%)	97%	95%	75
Shareholder Value (25%)	PNW O&M[3] (15%)	$5M < Budget	$5M Under	100
	PNW Capital (10%)	Budget +/- $5M	$2.7 Over	176
Corporate Resources (Resource Management)				**99**
Employees (15%)	Serious Injury and Fatality (SIF) (10%)	2	4	50
	OSHA Recordable Incidents[1] (Total Company) (5%)	28	25	143
Operational Excellence (70%)	ERMG Violations (15%)	1	2	50
	Average of All Operations Groups[2] Results (15%)	100%	146%	146
	Passing EIM T-55 Hourly Balancing Test (20%)	96.00%	95.82%	91
	EIM Flex Ramping and Capacity Value (20%)	96.00%	96.38%	119
Shareholder Value (15%)	PNW O&M[3] (15%)	$5M < Budget	$5M Under	100
Customer Service				**117**
Employees (15%)	Serious Injury and Fatality (SIF) (10%)	2	4	50
	OSHA Recordable Incidents[1] (Total Company) (5%)	28	25	143
Operational Excellence (40%)	Self-Service Transactions per Customer (20%)	9.80	8.53	0
	Customer Call Abandon Rate (20%)	7.00%	4.07%	200

Business Unit Measures and Weighting	Measure	Target	Actual Results	% of Target Performance Achieved
Customer Value (20%)	Customer Outcome Satisfaction – CCT (20%)	84.0%	88.1%	200
Shareholder Value (25%)	PNW O&M[3] (25%)	$5M < Budget	$5M Under	100
Palo Verde[4]				**157**
Employees (40%)	Reactivity Management (7.5%)	95	97	200
	Site Safety Index (5%)	11	12	200
	OSHA Recordable Incidents[1][5] (15%)	N/A	4	100
	Operations Accreditation (7.5%)	In-Person Board	Virtual Board	200
	Radiological Safety Focus Index (5%)	93	100	200
Operational Excellence (30%)	Site Capacity Factor (12.5%)	92.5%	91.2%	0
	Summer Reliability Capacity Factor (17.5%)	98.7%	100.0%	200
Performance Improvement (10%)	PI&R Performance Index[6] (5%) Measured 3/31, 6/30, 9/30 and 12/31	6 G/W No Red	6 Green 2 White	138
	Site Operational Focus Indicator, Measured 6/30 and 12/31[6] (2.5%)	7 G/W No Red	7 Green 1 White	200
	Plant Health Committee (PHC) Actions (2.5%)	90	98	200
Shareholder Value (20%)	O&M Budget (15%)	$3M < Budget	$5.3M Under	200
	Capital Budget (5%)	≤ Budget	$1.1M Under	200
Fossil Generation				**152**
Employees (15%)	Serious Injury and Fatality (SIF) (10%)	2	4	50
	OSHA Recordable Incidents[1] (Fossil Generation) (5%)	3	5	50
Operational Excellence (55%)	Fleet Summertime Equivalent Availability Factor (25%)	92.6%	95.3%	200
	G&O Start-Up Reliability (20%)	98.7%	99.5%	200
	Capital Project Execution (10%)	97%	99%	167
Shareholder Value (30%)	PNW O&M[3] (20%)	$5M < Budget	$5M Under	100
	PNW Capital (10%)	Budget +/- $5M	$2.7 Over	176
Transmission & Distribution				**100**
Employees (20%)	Serious Injury and Fatality (SIF) (15%)	2	4	50
	OSHA Recordable Incidents[1] (T&D) (5%)	18	11	200
Operational Excellence (50%)	System Average Interruption Frequency Index ("SAIFI") – All Weather (20%)	0.80	0.85	75
	System Average Interruption Duration Index ("SAIDI") (20%)	78.00	78.58	97
	Capital Project Execution (10%)	97%	97%	100
Shareholder Value (30%)	PNW O&M[3] (20%)	$5M < Budget	$5M Under	100
	PNW Capital (10%)	Budget +/- $5M	$2.7 Over	176

Executive Compensation

(1) Performance listed under Actual Results column is adjusted to exclude the fifteen COVID-19 recordable incidents: Palo Verde (5); Fossil Generation (3); and Transmission/Distribution (7); see page 79 for additional detail on this adjustment.

(2) Average includes: Transmission/Distribution, Customer Service, Fossil Generation and Palo Verde.

(3) Performance listed under the Actual Results column was adjusted but capped at target achievement; see page 79 for additional detail on this adjustment.

(4) Palo Verde business unit performance goals must achieve at least 100% payout overall before payment of the APS performance component can occur.

(5) Measured quarterly; pays at maximum for each quarter with no recordable incidents.

(6) Performance listed under the Actual Results column reflects 12/31/20 measurement.

Long-Term Incentives

Our long-term equity incentive compensation is intended to align the interests of executives and our shareholders and increase long-term shareholder value while also offering an award opportunity that helps attract and retain qualified, experienced executives. The Company currently uses two types of equity awards: performance shares and RSUs. For our CEO and Executive Vice Presidents, our annual long-term equity awards were granted 70% to performance-based measures and 30% to time-based vesting and for all other officers, 60% to performance-based measures and 40% to time- based vesting.

2020 Long-Term Equity Incentive Component Summary

vehicle	% of Target Equity Pay Mix	Measurement Period	Performance Link
Performance Shares	70	3 years	**Relative TSR (50%)**
			Relative Operational Performance (50%)
RSUs	30	Vest ratably over 4 years	**Stock Price**

To determine the amount of performance share and RSU awards for the annual grants made in February of each year, the Committee first establishes a target compensation value for each officer that it wants to deliver through long-term equity award opportunities. The Committee considers various factors, including the retention value of the total compensation package, the long-term equity component in light of the competitive environment, and individual performance. The Committee also considers target value taking into consideration the Company's achievement of earnings targets and overall performance. Once the target value is established, the Committee determines the number of shares subject to the awards by reference to the then-current market value of the Company's common stock and then allocated the 2020 awards 70% to performance shares and 30% to RSUs for the CEO and Executive Vice Presidents and 60% to performance shares and 40% to RSUs for all other officers.

The 2020 awards to the NEOs were as follows:

Name	Performance Shares – 70% (#)	RSUs – 30% (#)	Grant Date value ($)(1)
Mr. Guldner	22,348	9,580	$3,250,590
Mr. Hatfield	8,252	3,536	$1,200,136
Mr. Geisler(2)	2,948	1,968	$500,498
Mr. Froetscher	8,252	3,536	$1,200,136
Ms. Lacal	4,816	2,064	$700,453
Mr. Smith(2)	4,126	2,752	$700,249

(1) For purposes of this table, Grant Date Value is equal to the total number of shares multiplied by the Company's closing stock price on the date of grant ($101.81).

(2) Messrs. Geisler's and Smith's 2020 awards were 60% performance shares and 40% RSUs.

Performance Shares

We granted performance shares to our NEOs in February 2020 for a three-year performance period (the "2020 Performance Shares"), with two distinct elements — relative TSR and relative operational performance against five metrics.

Metrics	Weighting	Rationale & Performance Link
Relative TSR *Measures the Company's TSR performance against:* • S&P 1500 Super Composite Electric Utility Index (the "Index")	50%	Links pay to key measure generating shareholder value relative to others in the industry
Relative Operational Performance *Measures the Company's average percentile ranking in:* • Customer reliability • Customer-to-employee improvement ratio • OSHA all incident injury rate • Nuclear capacity factor • Coal capacity factor	50%	Metrics are direct indicators of operational performance and provide a clear barometer of performance versus external benchmarks

The Committee grants each award recipient a specified number of performance shares, which is considered the "Base Grant." Under each of the two performance elements, up to 100% of the Base Grant may be earned based on performance. The maximum award opportunity is 200% of the Base Grant, which reflects the sum of the maximum opportunities for performance against the two elements:

TSR

TSR is the measure of a company's stock price appreciation plus dividends during the three-year performance period. We believe using TSR strengthens the link between officer performance and shareholder return. We anticipate that the common stock payout, if any, related to this element will be made in February 2023. In the 2020 grants for our CEO and Executive Vice Presidents, the portion of the performance shares that are TSR based will vest at target only if the Company's three-year relative TSR performance equals or exceeds the 55th percentile of the Index. This represents a change from the Company's past awards, which vested at the median of the Index.

Relative Performance Scale for Each Element	Performance Share Payout for Each Element	Total Maximum Award Opportunity
90th Percentile or Greater	100% of the Base Grant	**200% of Base Grant** (would require 90th percentile or greater performance for both relative TSR and operational performance metrics)
75th Percentile	75% of the Base Grant	
55th Percentile[(1)]	50% of the Base Grant	
25th Percentile	25% of the Base Grant	
Less than 25th Percentile	None	

[(1)] For Messrs. Geisler's and Smith's 2020 Performance Shares, 50% of the Base Grant will payout if the relative performance scale equals or exceeds the 50th Percentile of the Index.

Operational Performance

The Company's "average performance" with respect to the metrics listed below will be the average of the Company's percentile ranking for each of these metrics during each of the three years of the performance period:

- The Company's percentile ranking based on customer reliability results relative to other companies reported in the Edison Electric Institute ("EEI") data;
- The Company's ranking for a customer-to-employee improvement ratio, based on data provided by S&P Global Market Intelligence ("Market Intelligence"), an independent third-party data system, relative to other companies reported in the Market Intelligence data;
- The Company's percentile ranking based on the OSHA rate (All Incident Injury Rate) relative to other companies reported in the EEI data;
- The Company's percentile ranking based on nuclear capacity factor relative to other companies reported in the Market Intelligence data; and
- The Company's percentile ranking based on coal capacity factor relative to other companies reported in the Market Intelligence data.

Relative Performance Scale for Each Element	Performance Share Payout for Each Element	Total Maximum Award Opportunity
90th Percentile or Greater	100% of the Base Grant	**200% of Base Grant** (would require 90th percentile or greater performance for both relative TSR and operational performance metrics)
75th Percentile	75% of the Base Grant	
50th Percentile	50% of the Base Grant	
25th Percentile	25% of the Base Grant	
Less than 25th Percentile	None	

The metrics selected are direct indicators of key business performance success. The metrics can be readily benchmarked and provide a clear barometer of top-tier performance excellence. We believe a focus on these performance metrics over a three-year period aligns long-term compensation with key operational goals, thereby enhancing overall Company performance. We anticipate that the common stock payout, if any, related to this performance element will be made in October 2023.

The recipient must remain employed with the Company throughout the performance period, unless the recipient meets any of the exceptions described under "Potential Payments upon Termination or Change of Control." A recipient of performance shares will receive additional shares of common stock equal to the amount of dividends that the recipient would have received had the recipient directly owned the shares from the date of grant to the date of payment, plus interest on such dividends at the rate of 5% per annum, compounded quarterly, divided by the fair market value of one share of stock on the date of the stock payout. This common stock is paid out only if the related common stock payout is made. The 2020 Performance Shares are not included in calculating pension benefits.

The 2020 Performance Shares are included in the Summary Compensation Table in the column under "Stock Awards" and in the Grants of Plan-Based Awards table.

Payouts of 2017 Plan Awards

In 2017, the Committee granted performance shares to the NEOs (with the exception of Mr. Smith who was not an employee at the time of the grant), based on relative TSR and relative operational performance. For the three-year period ended December 31, 2019, our TSR percentile was 11.1% compared to the companies in the Index. This was below the 25th percentile so the NEOs did not receive a payout for the TSR portion of these performance shares. For the same period, our average performance percentile with respect to the 2017 performance metrics was 67.7% compared to the companies included in the operational performance metrics. The actual payout to each NEO is identified in the Option Exercises and Stock Vested table.

RSUs

We granted RSUs to our NEOs in February 2020. RSUs vest in equal 25% installments over four years if the award recipient remains employed by the Company or one of its subsidiaries unless the recipient meets any of the exceptions described under "Potential Payments upon Termination or Change of Control".

Each RSU represents the fair market value of one share of our common stock on the applicable vesting date, and the value rises and falls with the Company's stock price.

The 2020 RSUs are payable at the election of the participant made shortly after the date of the initial grant, either 100% in stock, 50% in cash and 50% in stock, or 100% in cash, and will vest each February 20 in an amount equal to the number of RSUs vesting on such date multiplied by the closing price of a share of our common stock on that date.

The RSUs accrue dividend rights on the vested RSUs, equal to the amount of dividends that the participant would have received had the participant directly owned stock equal to the number of vested RSUs from the date of grant to the date of payment, plus interest at the rate of 5% per annum, compounded quarterly, with such amount paid either 100% in stock, 50% in cash and 50% in stock, or 100% in cash based on the participant's election as discussed above.

The 2020 RSUs are included in the Summary Compensation Table in the column under "Stock Awards" and in the Grants of Plan-Based Awards table. RSUs granted in previous years that vested in 2020 are identified in the Option Exercises and Stock Vested table.

Benefits

Pension Programs

The NEOs participate in the Pinnacle West Capital Corporation Retirement Plan (the "Retirement Plan") and the Supplemental Excess Benefit Retirement Plan (the "Supplemental Plan"). We describe these plans in more detail under "Discussion of Pension Benefits". The Company believes that the pension programs are important recruitment and retention tools.

Deferred Compensation Program

The Company offers to its executive officers the ability, if the officer so chooses, to participate in a deferred compensation program. We describe our deferred compensation program in more detail under "Discussion of Nonqualified Deferred Compensation". We offer our deferred compensation program because the Committee believes that it is standard market practice to permit officers to defer some portion of their cash compensation. However, we generally consider the value in the deferred compensation plan to be the participant's own money and do not give this amount significant weight in making compensation decisions. Discretionary credit awards under the deferred compensation plan for Mr. Geisler and Ms. Lacal are discussed under the heading "Discussion of Nonqualified Deferred Compensation".

Change of Control Agreements

The Company maintains Key Executive Employment and Severance Agreements (the "Change of Control Agreements") for our officers, including the NEOs. Similar to our deferred compensation programs, Change of Control Agreements do not have a significant impact on compensation design. We discuss our Change of Control Agreements in more detail under "Potential Payments upon Termination or Change of Control." Our Change of Control Agreements are "double trigger" agreements that provide severance benefits if, during a specified period following a change of control, the Company terminates an employee without "cause" or the employee terminates employment "for good reason." We believe that the possibility of strategic transactions or unsolicited offers creates job uncertainty for executives, and that the Change of Control Agreements are effective tools to provide incentives for executives to stay with the Company in light of these uncertainties. In addition, we believe that if the agreements are appropriately structured, they do not deter takeovers or disadvantage shareholders. Each agreement is terminable on notice given six months prior to each anniversary of the agreement.

In May 2009, in connection with a review of its executive compensation practices, the Company determined that, on a going-forward basis, it would no longer provide excise tax gross-up payments in new and materially amended Change of Control Agreements with its NEOs, but provided for an exception that gave the Company the ability to include a limited excise tax gross-up provision in connection with recruiting a new executive to the Company. In 2018, the Committee removed this exception.

In addition to the Change of Control Agreements described above, under the terms of our 2012 Plan awards are accelerated upon a change of control unless the Board chooses to override such provisions. In exercising its override authority, the Board must conclude, in good faith, that participants' awards will remain outstanding, be assumed, or be exchanged for new awards pursuant to a change of control, and that there will be no material impairment to either the value of the awards or the opportunity for future appreciation in respect of the awards.

Perquisites

We have had a long-standing practice of providing only limited perquisites to our executive officers. We describe our perquisites paid to each of the NEOs in footnote 5 to the Summary Compensation Table on page 92.

Other Considerations

Stock Ownership and Retention Guidelines

We believe that linking a significant portion of an officer's current and potential future net worth to the Company's success, as reflected in our stock price, helps to ensure that officers have a stake similar to that of our shareholders. Stock ownership guidelines also encourage the long-term management of the Company for the benefit of the shareholders.

The Company's Guidelines are based on the officer's position and his or her base salary. The ownership requirements are shown below in respect of the indicated officer position:

Officer	Multiple of Base Salary[1]
Chief Executive Officer	5 times Base Salary
APS President and all Executive and Senior Vice Presidents	2 times Base Salary
All other Vice Presidents and Officers	1 times Base Salary

[1] Each officer is expected to meet his or her ownership requirement within five years following such officer's election (the "Phase-in Period"). In the event of (1) a promotion or a change in the Guidelines that would cause the officer to move into a higher multiple level or (2) a base salary increase of more than 20% over the officer's previous base salary, an officer will have an additional three-years to meet his or her applicable ownership requirement. If the officer does not attain compliance with his or her ownership requirement by the end of the Phase-in Period, any subsequent grants of equity compensation to such officer will be payable solely in shares of stock until the ownership requirement is met. Under the Guidelines, the CEO may grant exceptions for hardship and other special circumstances. The types of ownership arrangements counted toward the Guidelines are: common stock, whether held individually, jointly, or in trust with or for the benefit of an immediate family member; shares issued upon the vesting of RSUs or the payout of performance shares; and unvested RSUs to the extent they will result in the issuance of common stock to the officer.

Officers may not sell or otherwise transfer ("Dispose") any shares of Company stock received by them pursuant to any of the Company's compensation or benefit programs (net of shares sold or surrendered to meet tax withholding or exercise requirements) until his or her ownership requirement has been met. All NEOs are in compliance with the Guidelines.

Prohibition on Hedging and Pledging

Directors, officers, and employees of the Company may not engage in any speculative trading, hedging, or derivative security transaction (including any financial instrument such as a prepaid variable forward contract, equity swap, collar, short-sales, or exchange fund) that involves or references Company securities. In addition, Directors and officers may not pledge, margin or otherwise grant an economic interest in any shares of Company stock.

Clawback Policy

Pinnacle West has a clawback policy that applies to specified current or former executive officers, including our NEOs. Under the policy, in the event of any material restatement of the consolidated financial statements of the Company and its subsidiaries within three years of the first public release or filing with the SEC, the Committee may, within 12 months after the material restatement, require forfeiture and/or return to the Company of all or a portion of the compensation vested, awarded or received under any bonus award, short-term incentive award, equity award (including any award of restricted stock, performance shares, phantom stock, deferred stock units or RSUs) or other award during the period subject to restatement and the 12-month period following the first public issuance or filing with the SEC of the financial statements that were restated, by any executive that the Committee determines has personally engaged in intentional misconduct that caused or partially caused the need for such restatement. Any forfeiture and/or return of compensation by an executive under the policy will be limited to the portion that the executive would not have received if the consolidated financial statements had been reported properly at the time of first public release or filing with the SEC. By accepting any award as to which this policy applies, each executive agrees to forfeit and/or return compensation to the Company as provided by the policy. The policy does not limit the ability of the Company to pursue forfeiture or reclaim payments under other legal rights.

Taxation Considerations Regarding Executive Compensation

Pursuant to Section 162(m) of the Internal Revenue Code (the "Code"), for federal income tax purposes, publicly traded corporations generally are not permitted to deduct annual compensation in excess of $1 million paid to any of certain top executives. The Committee and the Board may weigh the tax consequences of the total compensation program when setting the total compensation package for an officer. However, the Committee and the Board do not routinely apply the tax-deductibility rules to limit what they determine otherwise to be necessary and appropriate compensation awards or as a justification for awarding compensation below $1 million.

As a result of changes made by the 2017 Tax Cuts and Jobs Act, certain "performance-based" compensation, which was excludible from the scope of Section 162(m) under prior law, must now be included in determining the $1 million limitation unless it qualifies under a transition rule applicable to certain compensation arrangements in place as of November 2, 2017. In December 2020, the Internal Revenue Service released final regulations which provide additional guidance related to this transition rule. The Company continues to believe that performance-based awards granted to our executive officers, and in place as of November 2, 2017, are deductible under this transition rule. Further, the Committee reserves the right to modify compensation that was initially intended to be exempt from Section 162(m) if it determines that such modifications are consistent with the Company's business needs.

NEO Pay Summaries

The charts below illustrate the strong emphasis that we place on performance-based, shareholder-aligned incentive compensation:

Jeffrey B. Guldner

Chairman of the Board, President and Chief Executive Officer of PNW and Chairman of the Board and Chief Executive Officer of APS

2020 COMPENSATION ($ MILLIONS)


$1.1
Base Salary
$3.3
Long-Term Incentive
82%
at risk
$1.6[1]
Annual Cash Incentive

James R. Hatfield

Executive Vice President and Chief Administrative Officer of PNW and APS

2020 COMPENSATION ($ MILLIONS)


$0.7
Base Salary
$1.2
Long-Term Incentive
73%
at risk
$0.7
Annual Cash Incentive

Theodore N. Geisler

Senior Vice President and Chief Financial Officer of PNW and APS

2020 COMPENSATION ($ MILLIONS)


$0.4
Base Salary
$0.5
Long-Term Incentive
67%
at risk
$0.3
Annual Cash Incentive

Daniel T. Froetscher

President and Chief Operating Officer of APS

2020 COMPENSATION ($ MILLIONS)


$0.5
Base Salary
$1.2
Long-Term Incentive
78%
at risk
$0.6[1]
Annual Cash Incentive

Maria L. Lacal

Executive Vice President and Chief Nuclear Officer of Palo Verde Generating Station, APS

2020 COMPENSATION ($ MILLIONS)


$0.6
Base Salary
$0.7
Long-Term Incentive
68%
at risk
$0.6
Annual Cash Incentive

Robert E. Smith

Senior Vice President and General Counsel of PNW and APS

2020 COMPENSATION ($ MILLIONS)


$0.6
Base Salary
$0.7
Long-Term Incentive
67%
at risk
$0.5
Annual Cash Incentive

(1) The Committee did not award any incentive payout for Messrs. Guldner and Froetscher for the Customer Service business unit under the APS Incentive Plan in connection with APS's settlement with the Arizona Attorney General related in part to APS's Customer Education and Outreach Plan (see Note 11 of the Notes to Consolidated Financial Statements in the Pinnacle West/APS Annual Report on Form 10-K for the fiscal year ended December 31, 2020 for additional information). The amount in this chart reflects a zero payout for this business unit.

Executive Compensation Tables

Summary Compensation Table

The following table provides information concerning the total compensation earned or paid to the Company's NEOs:

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Jeffrey B. Guldner, Chairman of the Board, President and Chief Executive Officer of PNW and Chairman of the Board and Chief Executive Officer of APS	2020	1,100,000	0	3,316,740	1,551,946	856,971	23,798	6,849,455
	2019	777,644	0	1,821,229	716,247	551,217	26,711	3,893,048
	2018	575,000	0	695,598	546,977	385,331	26,618	2,229,524
James R. Hatfield,[6] Executive Vice President and Chief Administrative Officer of PNW and APS	2020	700,000	0	1,224,562	699,090	835,020	23,210	3,481,882
	2019	686,000	0	1,012,038	534,128	814,347	27,718	3,074,231
	2018	665,000	0	993,403	678,799	602,445	34,934	2,974,581
Theodore N. Geisler, Senior Vice President and Chief Financial Officer of PNW and APS	2020	380,109	0	512,791	318,840	78,194	23,388	1,313,322
Daniel T. Froetscher, President and Chief Operating Officer of APS	2020	540,000	0	1,224,562	559,848	1,425,797	32,560	3,782,767
	2019	540,000	0	708,683	397,771	1,576,177	23,700	3,246,331
	2018	494,534	0	695,598	443,885	418,855	31,642	2,084,514
Maria L. Lacal, Executive Vice President, Chief Nuclear Officer Palo Verde Generating Station, APS	2020	570,710	0	714,708	563,394	479,883	23,210	2,351,905
Robert E. Smith, Senior Vice President and General Counsel of PNW and APS	2020	610,000	0	717,454	528,812	194,742	115,813	2,166,821
	2019	600,000	150,000	656,982	408,330	129,434	205,241	2,149,987

[1] Mr. Geisler's base salary increased to $360,000 effective January 1, 2020 and then from $360,000 to $400,000 on July 1, 2020. Ms. Lacal's base salary increased from $410,000 to $580,000 on January 21, 2020.

[2] The amounts in this column reflect the aggregate grant date fair value of performance shares and RSUs computed in accordance with FASB ASC Topic 718. For performance shares, 50% of the value reported is based on the probable outcome of the performance conditions as of the grant date using a Monte Carlo simulation model: ($107.73 for Messrs. Guldner, Hatfield, Froetscher, and Ms. Lacal; and $110.15 for Messrs. Geisler and Smith) and 50% is based on the closing price on the date of grant ($101.81). The amounts in the column are allocated between the various equity grants as follows:

Name	RSUs ($)	Performance Shares ($)
Mr. Guldner	975,340	2,341,400
Mr. Hatfield	360,000	864,562
Mr. Geisler	200,362	312,429
Mr. Froetscher	360,000	864,562
Mrs. Lacal	210,136	504,572
Mr. Smith	280,181	437,273

The aggregate grant date fair value of the performance shares granted in 2020 assuming the highest level of performance is achieved is as follows: Mr. Guldner — $4,682,800; Mr. Hatfield — $1,729,124; Mr. Geisler — $624,858; Mr. Froetscher — $1,729,124; Ms. Lacal — $1,009,145; and Mr. Smith — $874,547. There were no forfeitures in 2020.

[3] These amounts represent the payments described under "Executive Compensation Components — Annual Cash Incentives" in the CD&A.

[4] The amounts in this column for 2020 consist of: (i) the estimated aggregate change in the actuarial present value from December 31, 2019 to December 31, 2020 of each of the NEO's accumulated benefits payable under all defined benefit and actuarial pension plans (including supplemental plans and employment agreements) as follows: Mr. Guldner — $782,970; Mr. Hatfield — $814,144; Mr. Geisler — $66,793; Mr. Froetscher — $1,394,935 (Mr. Froetscher is currently eligible for retirement at a reduced benefit; however the amount represents the amount he would be entitled to receive at age 60, at which time he would receive the full retirement benefit); Ms. Lacal — $398,437 and Mr. Smith — $183,473; and (ii) the above-market portion of interest accrued under the deferred compensation plan as follows: Mr. Guldner — $74,001; Mr. Hatfield — $20,876; Mr. Geisler — $11,401; Mr. Froetscher — $30,862; Ms. Lacal — $81,446 and Mr. Smith — $11,269. The actuarial present value provided in this footnote is driven by certain assumptions, including the discount rate and the mortality assumption.

[5] The amounts in this column include the following amounts for each of the NEOs for 2020:

Mr. Guldner:	
• Company's contribution under the 401(k) plan	12,825
• Perquisites and personal benefits consisting of a car allowance, executive physical and gift basket (valued at $213)	10,973
Mr. Hatfield:	
• Company's contribution under the 401(k) plan	12,825
• Perquisites and personal benefits consisting of a car allowance	10,385
Mr. Geisler:	
• Company's contribution under the 401(k) plan	12,803
• Perquisites and personal benefits consisting of a car allowance and executive physical	10,585
Mr. Froetscher:	
• Company's contribution under the 401(k) plan	12,825
• Perquisites and personal benefits consisting of a car allowance, executive physical and financial planning	19,735
Ms. Lacal:	
• Company's contribution under the 401(k) plan	12,825
• Perquisites and personal benefits consisting of a car allowance	10,385
Mr. Smith:	
• Company's contribution under the 401(k) plan	12,541
• Perquisites and personal benefits consisting of a car allowance, executive physical, financial planning and gift basket (valued at $213)	23,271
• Incremental cost of relocation expenses in connection with Mr. Smith's relocation to Phoenix, Arizona	80,000

[6] Mr. Hatfield served as the Chief Financial Officer of PNW and APS from July 2008 to January 2020.

Grants of Plan-Based Awards

Name	Grant Date[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[3] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Jeffrey B. Guldner		6,050	1,210,000	2,420,000					
	02/18/2020[4] (PS)				11,174	22,348	44,696		2,341,400
	02/18/2020[5] (RSU)							9,580	975,340
James R. Hatfield		2,625	525,000	1,050,000					
	02/18/2020[4] (PS)				4,126	8,252	16,504		864,562
	02/18/2020[5] (RSU)							3,536	360,000
Theodore N. Geisler		1,200	240,000	480,000					
	02/18/2020[4] (PS)				1,474	2,948	5,896		312,429
	02/18/2020[5] (RSU)							1,968	200,362
Daniel T. Froetscher		2,430	486,000	972,000					
	02/18/2020[4] (PS)				4,126	8,252	16,504		864,562
	02/18/2020[5] (RSU)							3,536	360,000
Maria L. Lacal		1,885	377,000	754,000					
	02/18/2020[4] (PS)				2,408	4,816	9,632		504,572
	02/18/2020[5] (RSU)							2,064	210,136
Robert E. Smith		1,983	396,500	793,000					
	02/18/2020[4] (PS)				2,062	4,126	8,252		437,273
	02/18/2020[5] (RSU)							2,752	280,181

[1] In this column the abbreviation "PS" means performance share awards and "RSU" means restricted stock unit awards.

[2] As required by SEC rules, the "Estimated Possible Payouts" represent the "threshold," "target," and "maximum" payouts the NEOs were eligible to receive under the 2020 Incentive Plans. The actual awards paid to the NEOs under the 2020 Incentive Plans are disclosed in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. With respect to Messrs. Guldner, Hatfield, Geisler, Froetscher and Smith, the minimum amount each officer would have been eligible to receive was calculated based on earnings achieving 1% and no achievement of the business unit performance metrics. The minimum amount Ms. Lacal would have been eligible to receive was calculated based on the business unit performance metrics achieving 1% and no achievement of the APS earnings goals under the Palo Verde Incentive Plan.

[3] The amounts in this column reflect the aggregate grant date fair value of performance shares and RSUs computed in accordance with FASB ASC Topic 718.

(4) This amount represents the 2020 Performance Shares described under "Executive Compensation Components — Long-Term Incentives — Performance Shares" in the CD&A. In accordance with FASB ASC Topic 718, 50% of the value is based on the probable outcome of the performance conditions as of the grant date using a Monte Carlo simulation model ($107.73 for Messrs. Guldner, Hatfield, Froetscher and Ms. Lacal; $110.15 for Messrs. Geisler and Smith), while the other 50% is based on the closing stock price on the date of grant ($101.81). There were no forfeitures in 2020.

(5) This amount represents the 2020 RSU awards described under "Executive Compensation Components — Long-Term Incentives — RSUs" in the CD&A. In accordance with FASB ASC Topic 718, we valued the RSUs using the number of RSUs awarded multiplied by the closing stock price on the date of the grant ($101.81). There were no forfeitures in 2020.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

See the CD&A for further information regarding the terms of awards reported in the Summary Compensation Table and the Grants of Plan-Based Awards table, and for discussions regarding the formulas or criteria to be applied in determining the amounts payable, vesting schedules, and the treatment of dividends.

The Company does not have formal employment agreements with its NEOs; however, we typically enter into offer letters with new executive officers. Deferred compensation credits granted to Mr. Geisler and Ms. Lacal are discussed under the heading "Discussion of Nonqualified Deferred Compensation" on page 104 and a Medical Retention Agreement entered into with Ms. Lacal is discussed under the heading "Potential Payments upon Termination or Change of Control" on page 105.

Pinnacle West and Mr. Smith executed an offer letter dated July 19, 2018. The offer letter provided for a guaranteed base salary increase of $50,000 effective January 1, 2019 and a second year hiring incentive of $150,000 that was payable within two weeks of the first anniversary of his employment date. Pursuant to the offer letter, Mr. Smith was to be awarded 3,750 performance shares and 5,625 RSUs, based on $80 per share, and were subject to change based on the stock price on the date of hire. Accordingly, the shares actually awarded to Mr. Smith were 1,232 performance shares to be released, only if the performance criteria were met in 2020; 2,464 performance shares to be released, only if the performance criteria are met in 2021; 1,232 RSUs that vested on February 20, 2019; 1,846 RSUs that vested on February 20, 2020; and 2,464 that vested on February 19, 2021. Additionally, the offer letter provided that Mr. Smith was to receive a long-term stock base award grant in February 2019 with a grant date value of $550,000. The offer letter also provided for participation in the Supplemental Executive Retirement Plan and the Deferred Compensation Plan; a Change-in-Control Agreement similar to those provided to other officers and standard executive relocation benefits.

Effective October 17, 2018, Pinnacle West and Mr. Smith entered into a Supplemental Agreement to his offer letter which provided that Mr. Smith was to receive an additional long-term stock base award grant in February 2019 with a grant date value of $100,000.

Outstanding Equity Awards at Fiscal Year-End

Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Stock Awards	
			Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Jeffrey B. Guldner	9,580[2] (RSUs)	765,921	23,027[7] (PS at target)	1,841,009
	4,470[3] (RSUs)	357,377	14,884[8] (PS at target)	1,189,976
	1,362[4] (RSUs)	108,892	7,051[9] (PS at target)	563,728
	627[5] (RSUs)	50,129		
James R. Hatfield	3,536[2] (RSUs)	282,703	8,503[7] (PS at target)	679,814
	2,484[3] (RSUs)	198,596	8,271[8] (PS at target)	661,267
	1,944[4] (RSUs)	155,423	10,073[9] (PS at target)	805,337
	1,214[5] (RSUs)	97,060		
Theodore N. Geisler	2,028[2] (RSUs)	162,139	3,038[7] (PS at target)	242,889
	623[3] (RSUs)	49,809	1,242[8] (PS at target)	99,298
	504[4] (RSUs)	40,295	1,513[9] (PS at target)	120,964
	109[5] (RSUs)	8,714		
Daniel T. Froetscher	3,536[2] (RSUs)	282,703	8,503[7] (PS at target)	679,814
	1,740[3] (RSUs)	139,113	5,791[8] (PS at target)	462,991
	1,362[4] (RSUs)	108,892	7,051[9] (PS at target)	563,728
	439[5] (RSUs)	35,098		
Maria L. Lacal	2,111[2] (RSUs)	168,775	4,962[7] (PS at target)	396,712
	1,063[3] (RSUs)	84,987	2,127[8] (PS at target)	170,054
	864[4] (RSUs)	69,077	2,590[9] (PS at target)	207,070
	434[5] (RSUs)	34,698		

Name	Stock Awards			
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Robert E. Smith[10]	2,794[2] (RSUs)	223,380	4,251[7] (PS at target)	339,868
	2,306[3] (RSUs)	184,364	4,609[8] (PS at target)	368,490
	2,576[6] (RSUs)	205,951	2,689[9] (PS at target)	214,986

[1] The amount in this column is calculated by multiplying the closing market price of our common stock at the end of 2020 ($79.95 per share as of December 31, 2020) by the number of RSUs, performance shares and corresponding dividend rights (and interest thereon) that will be paid in stock to the extent the underlying RSU's and performance shares actually vest, listed for the specified officer.

[2] This amount represents the RSUs awarded in 2020 that are described, with their vesting and release schedule, under "Executive Compensation Components — Long-Term Incentives — RSUs" in the CD&A.

[3] This amount represents (i) the remaining RSUs awarded in 2019 as follows: Mr. Guldner — 4,470; Mr. Hatfield — 2,484; Mr. Geisler — 582; Mr. Froetscher — 1,740; Ms. Lacal — 993; and Mr. Smith — 2,154; and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying RSU's actually vest, as follows: Mr. Geisler — 41; Ms. Lacal — 70; and Mr. Smith — 152. The 2019 RSUs vest and are released in 25% increments beginning on February 20, 2020, so they will be fully vested on February 20, 2023.

[4] This amount represents (i) the remaining RSUs awarded in 2018 as follows: Mr. Guldner — 1,362; Mr. Hatfield — 1,944; Mr. Geisler — 454; Mr. Froetscher — 1,362; and Ms. Lacal — 778; and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying RSU's actually vest, as follows: Mr. Geisler — 50; and Ms. Lacal — 86. The 2018 RSUs vest and are released in 25% increments beginning on February 20, 2019, so they will be fully vested on February 18, 2022.

[5] This amount represents (i) the remaining RSUs awarded in 2017 as follows: Mr. Guldner — 627; Mr. Hatfield — 1,129; Mr. Geisler — 95; Mr. Froetscher — 439; and Ms. Lacal — 377; and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying RSU's actually vest, as follows: Mr. Hatfield — 85; Mr. Geisler — 14; and Ms. Lacal — 57. The 2017 RSUs vest and are released in 25% increments beginning on February 20, 2018, so they were fully vested on February 19, 2021.

[6] This amount represents the remaining RSUs awarded to Mr. Smith in 2018 pursuant to his offer letter as follows: (i) 2,464 and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying RSU's actually vest, as follows: 112. The award will vest in increments as described on page 94.

[7] This amount represents: (i) the 2020 Performance Shares — the SEC rules require us to assume a number of shares equal to the target (100% of Base Grant) payout level of these performance shares, although the actual number of shares awarded, if any, will not be determined until after the end of the performance period, which ends on December 31, 2022; and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying performance shares actually vest and are paid out, as follows: Mr. Guldner — 679; Mr. Hatfield — 251; Mr. Geisler — 90; Mr. Froetscher — 251; Ms. Lacal — 146; and Mr. Smith — 125. The 2020 Performance Shares are described with their vesting schedule under "Executive Compensation Components — Long-Term Incentives — Performance Shares" in the CD&A.

[8] This amount represents: (i) the 2019 performance shares — the SEC rules require us to assume a number of shares equal to the target (100% of the Base Grant) payout level of these performance shares, although the actual number of shares awarded, if any, will not be determined until after the end of the performance period, which ends on December 31, 2021; and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying performance shares actually vest and are paid out, as follows: Mr. Guldner — 984; Mr. Hatfield — 547; Mr. Geisler — 82; Mr. Froetscher — 383; Ms. Lacal — 141; and Mr. Smith — 305.

[9] This amount represents the 2018 performance shares. The performance period for these performance shares ended December 31, 2020; however, the payout was not determined until February 2021 for the portion tied to TSR and the payout, if any, for the portion tied to the five operational performance metrics will not be determined until October 2021, which is when the Company anticipates that we will have the information necessary to determine whether, and to what extent, the five performance metrics were met. SEC rules require us to (i) assume a number of shares equal to the target (100% of Base Grant) payout level for the 2018 performance shares; and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying performance shares actually vest and are paid out, as follows: Mr. Guldner — 703; Mr. Hatfield — 1,005; Mr. Geisler — 151; Mr. Froetscher — 703; Ms. Lacal — 258; and Mr. Smith — 225.

[10] The terms of the grants to Mr. Smith and their vesting dates are described in the narrative disclosure accompanying the Summary Compensation Table and the Grant of Plan Based Awards.

Option Exercises and Stock Vested

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Jeffrey B. Guldner	6,496	614,897
James R. Hatfield	9,812	917,285
Theodore N. Geisler	1,102	105,733
Daniel T. Froetscher	4,460	420,374
Maria L. Lacal	3,493	327,777
Robert E. Smith	3,524	344,472

[1] The amount in this column consists of: (i) RSUs that were granted to NEOs in February 2019 that vested and were released in part on February 20, 2020 as follows: Mr. Guldner — 1,490; Mr. Hatfield — 828; Mr. Geisler — 194; Mr. Froetscher — 580; Ms. Lacal — 331; and Mr. Smith — 718; dividend rights (and interest thereon) payable in stock earned on RSUs granted in February 2019 and released in part on February 20, 2020 as follows: Mr. Geisler — 6; Ms. Lacal — 10; and Mr. Smith — 22; (ii) RSUs that were granted to NEOs (except Mr. Smith) in February 2018, and Mr. Smith in October 2018, that vested and were released in part on February 20, 2020 as follows: Mr. Guldner — 681; Mr. Hatfield — 972; Mr. Geisler — 227; Mr. Froetscher — 681; Ms. Lacal — 389; and Mr. Smith — 1,846; dividend rights (and interest thereon) payable in stock earned on RSUs granted in February 2018 and released in part on February 20, 2020 as follows: Mr. Geisler — 14; Ms. Lacal — 24; and Mr. Smith — 43; (iii) RSUs that were granted to the NEOs (except Mr. Smith) in February 2017 that vested and were released in part on February 20, 2020 as follows: Mr. Guldner — 627; Mr. Hatfield — 1,129; Mr. Geisler — 95; Mr. Froetscher 439; and Ms. Lacal — 377; and dividend rights (and interest thereon) payable in stock earned on RSUs granted in February 2017 and released in part on February 20, 2020 as follows: Mr. Hatfield — 51; Mr. Geisler — 9; and Ms. Lacal — 34; (iv) RSUs that were granted to the NEOs (except Mr. Smith) in February 2016 that vested and were released in part on February 20, 2020 as follows: Mr. Guldner — 595; Mr. Hatfield — 1,264; Mr. Geisler — 112; Mr. Froetscher — 521; and Ms. Lacal — 447; dividend rights (and interest thereon) payable in stock earned on RSUs granted in February 2016 and released in part on February 20, 2020 as follows Mr. Guldner — 36; Mr. Hatfield — 76; Mr. Geisler — 14; Mr. Froetscher — 31; and Ms. Lacal — 27; (v) additional RSUs resulting from notional dividends on the one-time award of supplemental grants of RSUs that were granted in February 2011 for performance prior to 2011 and further described below (the "Supplemental RSUs"), that vested, but were not released, on the following dates in 2020:

Name	March 2	June 1	September 1	December 1
Jeffrey B. Guldner	41	51	56	52
James R. Hatfield	68	84	92	87
Daniel T. Froetscher	41	51	56	52
Maria L. Lacal	28	33	37	35

(The Supplemental RSUs vested 50% on February 15, 2013, 25% on February 14, 2014, and 25% on February 13, 2015. The Supplemental RSUs are not released to the recipient until the recipient's retirement, death, disability or separation of employment from the Company).

(vii) performance shares that were granted to the NEOs in February 2017 and Mr. Smith in October 2018, which were based on a performance period of January 1, 2017 to December 31, 2019, and which were released in 2020 when the Company had the information needed to determine whether, and to what extent, the applicable performance criteria were met, as follows: performance shares related to TSR did not meet performance criteria so there was no payout of shares for this portion of the award; and performance shares related to the five operational performance metrics were released on November 9, 2020 as follows: Mr. Guldner — 2,546; Mr. Hatfield — 4,583; Mr. Geisler — 383; Mr. Froetscher — 1,783; Ms. Lacal — 1,528; and Mr. Smith — 834; and dividend rights (and interest thereon) payable in stock on the performance shares released on November 9, 2020 as follows: Mr. Guldner — 321; Mr. Hatfield — 578; Mr. Geisler — 48; Mr. Froetscher — 225; Ms. Lacal — 193; and Mr. Smith — 61.

[2] The values realized for the RSUs, Supplemental RSUs and the performance shares are calculated by multiplying the number of shares of stock or units released or vested by the market value of the common stock on the release or vesting date, which: (i) for the RSUs released on February 20, 2020 was $101.09; (ii) for the Supplemental RSUs vested on March 2, 2020 was $94.91; (iii) for the Supplemental RSUs vested on June 1, 2020 was $77.58; (iv) for the Supplemental RSUs vested on September 1, 2020 was $71.54; (v) for the Supplemental RSUs vested on December 1, 2020 was $82.35; and (vi) for the performance shares released on November 9, 2020 was $87.94.

Pension Benefits

The Pension Benefits table below includes estimates of the potential future pension benefits for each NEO based on the actuarial assumptions used for financial reporting purposes, such as the life expectancy of each NEO and their spouse and "discount rates."

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefits ($)[1]	Payments During Last Fiscal Year ($)
Jeffrey B. Guldner[2]	Retirement Plan	16	333,674	0
	Supplemental Plan	16	3,001,490	0
James R. Hatfield[3]	Retirement Plan	13	313,018	0
	Supplemental Plan	13	5,354,176	0
Theodore N. Geisler[4]	Retirement Plan	11	130,130	0
	Supplemental Plan	11	85,217	0
Daniel T. Froetscher[5]	Retirement Plan	40	2,463,941	0
	Supplemental Plan	40	5,490,367	0
Maria L. Lacal[6]	Retirement Plan	14	302,498	0
	Supplemental Plan	14	2,099,571	0
Robert E. Smith[7]	Retirement Plan	3	45,913	0
	Supplemental Plan	3	289,488	0

[1] See Note 8 of the Notes to Consolidated Financial Statements in the Pinnacle West/APS Annual Report on Form 10-K for the fiscal year ended December 31, 2020 for additional information about the assumptions used by the Company in calculating pension obligations.

[2] The amounts shown are the present values of Mr. Guldner's accumulated benefits for the Retirement Plan to be paid as an annuity and lump sum and for the Supplemental Plan to be paid as a five-year certain payment (payable in 60 monthly installments).

[3] The amounts shown are the present values of Mr. Hatfield's accumulated benefits for the Retirement Plan to be paid as an annuity and lump sum and for the Supplemental Plan to be paid as a five-year certain payment (payable in 60 monthly installments).

[4] The amounts shown are the present values of Mr. Geisler's accumulated benefits for the Retirement Plan to be paid as an annuity and lump sum and for the Supplemental Plan to be paid as an annuity.

[5] The amounts shown are the present values of Mr. Froetscher's accumulated benefits for the Retirement Plan to be paid as an annuity and lump sum and for the Supplemental Plan to be paid as a five-year certain payment (payable in 60 monthly installments), both at age 60, which is the earliest Mr. Froetscher could retire with no reduction in benefits. See the following "Discussion of Pension Benefits."

[6] The amounts shown are the present values of Ms. Lacal's accumulated benefits for the Retirement Plan to be paid as an annuity and lump sum and for the Supplemental Plan to be paid as an annuity.

[7] The amounts shown are the present values of Mr. Smith's accumulated benefits for the Retirement Plan to be paid as an annuity and lump sum and for the Supplemental Plan to be paid as a five-year certain payment (payable in 60 monthly installments).

Discussion of Pension Benefits

Retirement Plan and Supplemental Plan

The Company's Retirement Plan is a tax-qualified, noncontributory retirement plan for salaried and hourly employees. The Supplemental Plan provides additional retirement benefits for key salaried employees but does not duplicate benefits provided under the Retirement Plan. The total benefit is calculated and then benefits payable under the Retirement Plan are paid from a tax-exempt trust and any remaining benefits due under the Supplemental Plan are paid from the general assets of the Company.

Prior to April 1, 2003, benefits under the Retirement Plan and the Supplemental Plan (the "Traditional Formula Benefit") accrued in accordance with a traditional retirement plan formula based on average annual compensation and years of service (the "Traditional Formula").

A participant's Traditional Formula Benefit under the Retirement Plan is a monthly benefit for life beginning at normal retirement age (age 65 with 5 years of service or age 60 with 33 years of service) and is equal to the participant's average monthly compensation (the average of the highest 36 consecutive months of compensation in the final 10 years of employment) multiplied by 1.65% for the first 33 years of service, plus 1% of average monthly compensation for each year of service credited in excess of 33 years.

Under the Traditional Formula of the Supplemental Plan, a participant's monthly benefit for life beginning at normal retirement age (age 65 or age 60 with 20 years of service) is equal to the following:

- 3% of the participant's average monthly compensation (highest 36 consecutive months of compensation during employment) multiplied by the participant's first 10 years of service, plus
- 2% of the participant's average monthly compensation multiplied by the participant's next 15 years of service, minus
- benefits payable under the Retirement Plan.

The total monthly Traditional Formula Benefit is capped at 60% of the participant's average monthly compensation. A participant may elect to begin receiving a reduced Traditional Formula Benefit after attaining early retirement age (age 55 with 10 years of service). An actuarial reduction is applied to the Retirement Plan unless the participant has at least 20 years of service, in which case the reduction is 3% per year (prorated monthly) for each year prior to normal retirement. The reduction on the Supplemental Plan is 3% per year (prorated monthly).

Messrs. Guldner, Hatfield and Froetscher and Ms. Lacal currently qualify for early retirement, but not normal retirement, under the Retirement Plan and the Supplemental Plan. Messrs. Geisler and Smith do not currently qualify for early or normal retirement under either the Retirement Plan or the Supplemental Plan.

Effective April 1, 2003, the Company changed the benefit accrual formula for both the Retirement Plan and the Supplemental Plan to a retirement account balance formula (the "Account Balance Formula"). Active participants were able to elect to either (1) continue to earn benefits calculated under the Traditional Formula, or (2) earn benefits calculated (a) under the Traditional Formula for service through March 31, 2003, and (b) under the Account Balance Formula for service after that date. Mr. Froetscher's benefits are calculated under the combined Traditional Formula/Account Balance Formula. Messrs. Guldner's, Hatfield's, Geisler's, and Smith's and Ms. Lacal's benefits are calculated under the Account Balance Formula.

Under the Account Balance Formula, a notional account is established for each eligible participant and benefits are generally payable at termination of employment. The Company credits monthly amounts (based on the participant's current monthly compensation) to a participant's account.

Under the Retirement Plan, Company credits are based on the following formula:

Age Plus Whole Years of Service at End of Plan Year	Percent of Monthly Compensation Contribution Rate (%)
Less than 40	4
40-49	5
50-59	6
60-69	7
70-79	9
80 and over	11

In addition, participants in the Retirement Plan on December 31, 2002 were eligible for up to 10 years of transition credits based on age and years of service (with the maximum transition credit equal to 2.75% of current monthly compensation).

Under the Supplemental Plan, Company credits are based on the following formula:

Age at End of Plan Year	Percent of Monthly Compensation Contribution Rate (%)
Less than 35	12
35-39	14
40-44	16
45-49	20
50-54	24
55 and over	28

Company credits under the Supplemental Plan stop at the end of the year in which a participant attains 25 years of service (the "25-Year Cap").

For purposes of calculating the Traditional Formula Benefit and the Account Balance Formula benefit under the Retirement Plan, compensation consists solely of base salary up to $285,000, including any employee contributions under the Company's 401(k) plan, flexible benefits plan and qualified transportation arrangement under Section 132(f) of the Code. Amounts voluntarily deferred under other deferred compensation plans, bonuses, incentive pay and long-term equity awards are not taken into account under the Retirement Plan. The Supplemental Plan takes these amounts into account (with certain exceptions) plus base salary beyond the $285,000 limit.

Participants typically begin accruing service when hired and are vested after completing three years of service. Under both the Retirement Plan and the Supplemental Plan, Traditional Formula Benefits are usually paid in the form of a level annuity with or without survivorship and generally are not available as a lump sum. Account Balance Formula benefits are eligible to be paid in the form of a level annuity with or without survivorship or as a lump sum. All optional benefit forms available through the Retirement Plan are approximately actuarially equivalent. Under the Supplemental Plan, the 50% joint and survivor benefit is fully subsidized, and the other benefit forms are partially subsidized. The Supplemental Plan offers an additional five-year certain payment option (payable in 60 monthly installments).

Executive Compensation

Effective January 1, 2011, the Supplemental Plan was amended to reduce the Company credits for individuals who became participants on or after January 1, 2011 to the levels listed in the following table:

Age at End of Plan Year	Percent of Monthly Compensation Contribution Rate (%)
Less than 35	8
35-39	9
40-44	10
45-49	12
50-54	15
55 and over	18

Individuals who became participants in the Supplemental Plan on or after January 1, 2011 are not entitled to receive a fully subsidized 50% joint and survivor annuity form of benefit, and the 25-Year Cap has been eliminated. Participants promoted to officer status on or after January 1, 2011 are not retroactively treated as officers for their entire period of employment.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Jeffrey B. Guldner:					
2005 Plan[3]	155,230	0	93,834	0	1,349,072
Supplemental RSUs[4]	0	0	0	0	414,781
James R. Hatfield:					
2005 Plan[3]	36,314	0	26,584	0	387,848
Supplemental RSUs[4]	0	0	0	0	692,447
Theodore N. Geisler:					
2005 Plan[3]	19,585	0	2,610	0	46,710
Geisler DCP Discretionary Credits[6]	0	50,000	11,918	0	165,737
Daniel T. Froetscher:					
DCP & 2005 Plan[3],[5]	67,292	0	39,440	(44,591)	582,339
Supplemental RSUs[4]	0	0	0	0	414,781
Maria L. Lacal:					
2005 Plan[3]	283,713	0	16,932	0	300,645
Lacal DCP Discretionary Credits[6]	0	0	86,631	0	1,202,682
Supplemental RSUs[4]	0	0	0	0	277,267
Robert E. Smith:					
2005 Plan[3]	267,465	0	15,495	0	282,960

[1] The amount of the executive contribution is solely from the voluntary deferral by the executive of the executive's designated compensation and does not include any separate Company contribution. These deferred amounts are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns in the Summary Compensation Table.

[2] A portion of the amounts reported in this column is the above-market portion of interest accrued under the deferred compensation plan (also reported as compensation in the Summary Compensation Table), including: Mr. Guldner — $74,001; Mr. Hatfield — $20,876; Mr. Geisler — $11,401; Mr. Froetscher — $30,862; Ms. Lacal — $81,446; and Mr. Smith — $11,269.

[3] The historical contributions of each NEO to his aggregate balance at December 31, 2020, including "market rate" interest (as defined by the SEC) from the date of each contribution, is as follows: Mr. Guldner — $904,707; Mr. Hatfield — $302,025; Mr. Geisler — $44,082; Mr. Froetscher — $327,187; Ms. Lacal — $288,196; and Mr. Smith — $271,691. Of the totals in this column, the following amounts have been reported in the Summary Compensation Table in this Proxy Statement or in the Company's prior Proxy Statements: Mr. Guldner — $582,121; Mr. Hatfield — $335,758; Mr. Geisler — $30,986; Mr. Froetscher — $238,590; Ms. Lacal — $365,159; and Mr. Smith — $278,734.

[4] Supplemental RSUs were granted to NEOs in 2011 (except Messrs. Geisler and Smith) and vested over a four-year period and earned additional Supplemental RSUs resulting from notional dividends on the vested underlying awards. The amount in the "Aggregate Balance at Last Fiscal Year End" column is calculated by multiplying the closing market price of our common stock at the end of 2020 ($79.95 per share as of December 31, 2020) by the number of vested Supplemental RSUs as follows: Mr. Guldner — 5,188; Mr. Hatfield — 8,661; Mr. Froetscher — 5,188; and Ms. Lacal — 3,468.

[5] On January 15, 2020, Mr. Froetscher received a lump sum payment in the gross amount of $44,591 with regards to an election made under the 2005 Plan to receive a payout in January of the fifth year following the deferral of 2015 compensation. The lump sum payment included accrued interest.

[6] The terms of the Geisler DCP Discretionary Credits and Lacal DCP Discretionary Credits are discussed under "Discussion of the Nonqualified Deferred Compensation – DCP and 2005 Plan" below.

Discussion of Nonqualified Deferred Compensation

DCP and 2005 Plan

Effective January 1, 1992, the Company established The Pinnacle West Capital Corporation, Arizona Public Service Company, SunCor Development Company, and El Dorado Investment Company Deferred Compensation Plan (the "DCP"). Under the DCP, a participant who is an employee is allowed to defer up to 50% of annual base salary and up to 100% of year-end bonus, which would include awards under regular annual incentive plans, but not special incentive payments. A participant who is a member of the Board is allowed to defer up to 100% of the annual cash fees payable to the participant. Amounts deferred by participants are credited with interest at various rates in substantially the same manner as interest is credited pursuant to the 2005 Plan, as described below. Distributions may be made (1) within 60 days after the fifth year an amount was deferred, (2) on account of an unforeseen emergency, (3) on account of retirement after attaining age 65 with five years of service or after attaining age 55 with 10 years of service ("Retirement Benefit"), (4) on account of termination prior to retirement ("Termination Benefit"), (5) on account of disability, or (6) on account of death before termination of employment.

The Retirement Benefit and Termination Benefit are payable in a lump sum or in 5, 10, or 15 equal annual installments, as elected by the participant. Other benefits are generally paid in a lump sum. The method of crediting interest on lump sum and installment payments under the DCP is substantially the same as the method used in the 2005 Plan, as described below.

On December 15, 2004, the Board authorized the adoption of a new nonqualified deferred compensation plan for post-2004 deferrals (the "2005 Plan"). No future deferrals will be permitted under the DCP. The 2005 Plan, effective as of January 1, 2005, is based in large part on the DCP as described above. The 2005 Plan was adopted to comply with the requirements of Section 409A of the Code.

Under the 2005 Plan, a participant who is an employee is allowed to defer up to 50% of the participant's base salary and up to 100% of the participant's bonus, including regular awards under annual incentive plans, but not special awards. A participant who is a member of the Board is allowed to defer up to 100% of the annual cash fees payable to the participant. Amounts deferred by participants are credited with interest at various rates, as described below. Deferral elections of base salary and director's fees must be made prior to the calendar year in which such base salary or director's fees will be paid. A deferral election with respect to a bonus must be made before the first day of the calendar year in which the bonus is earned. When making a deferral election, a participant also makes an election regarding the time and form of the participant's distributions from the 2005 Plan. Distributions from the 2005 Plan must be made in accordance with Section 409A of the Code. Distributions may be made (1) in January of the fifth year following the year in which an amount was deferred, (2) on account of an unforeseeable financial emergency, (3) either (i) termination of employment or (ii) the later of termination of employment or attainment of age 55, or (4) on account of death before termination of employment.

In the event of termination of employment, attainment of age 55 or death, the benefit is payable in a lump sum or in 5, 10 or 15 equal annual installments, as elected by the participant. Benefits in the other circumstances are generally paid in a lump sum.

The 2005 Plan provides for a single rate of interest that will be determined by the plan committee, but which rate shall in no event be less than the rate of interest equal to the 10-year U.S. Treasury Note rate as published on the last business day of the first week of October preceding a plan year. The plan committee set the rate at 7.5% for plan year 2020.

Effective January 1, 2009, the Company amended the 2005 Plan to permit the Company, in its discretion, to award discretionary credits to participants. Discretionary credits generally will be paid at the time and in the form provided in the written award agreement.

The Company made a discretionary credit award to Mr. Geisler in 2019 pursuant to the 2005 Plan consisting of $100,000 as of July 1, 2019 and an additional $50,000 on January 1 of each of the next four years thereafter provided Mr. Geisler remains employed by the Company on each such crediting date (the "Geisler DCP Discretionary Credits"). The Geisler DCP Discretionary Credits earn interest in accordance with the 2005 Plan. The full amount of the Geisler DCP Discretionary Credits vest and become payable if, prior to December 31, 2024, the Company terminates Mr. Geisler's employment without cause, or in the event of his death or disability. If Mr. Geisler terminates employment, for any reason other than those discussed above, prior to December 31, 2024, he forfeits the Geisler DCP Discretionary Credits.

The Company provided credits to Ms. Lacal in 2008 and amended in 2011 consisting of $200,000 on December 17, 2008, $40,000 on January 1, 2010, $50,000 on January 1, 2011 and an additional $50,000 each of the next three years thereafter on January 1 (the "2008 Company Credits"). The 2008 Company Credits vested when Ms. Lacal attained age 55 and will be payable to Ms. Lacal following her termination from the Company.

The Company made a discretionary credit award to Ms. Lacal in 2014 pursuant to the 2005 Plan consisting of $50,000 on January 1, 2015 and $50,000 on January 1, 2016 (the "2014 Lacal DCP Discretionary Credits"). The 2014 Lacal DCP Discretionary Credits earn interest in accordance with the 2005 Plan. The 2014 Lacal DCP Discretionary Credits vested on April 30, 2017 and will be payable to Ms. Lacal following her termination from the Company.

Additionally, the Company made a discretionary credit award to Ms. Lacal in 2016 pursuant to the 2005 Plan consisting of $125,000 on July 1, 2017 and an additional $125,000 on July 1, 2018 (the "2016 Lacal DCP Discretionary Credits" and together with the 2008 Company Credits and 2014 Lacal DCP Discretionary Credits, the "Lacal DCP Discretionary Credits"). The 2016 Lacal DCP Discretionary Credits earn interest in accordance with the 2005 Plan. The 2016 Lacal DCP Discretionary Credits vested on July 1, 2019 and will be payable to Ms. Lacal following her termination from the Company.

Participation in both the DCP and the 2005 Plan is limited to officers, the Company's senior management group and directors of the Company and participating affiliates. The Company's obligations under the DCP and the 2005 Plan are unfunded (except in the limited change of control circumstance discussed below) and unsecured.

Potential Payments upon Termination or Change of Control

This section describes the potential payments that each of the NEOs could receive following termination of employment, including through death, disability, retirement, resignation, involuntary termination (with or without cause) or a change of control of the Company (each, a "Termination Event"). We describe plans, agreements, or arrangements under which each NEO could receive payments following a Termination Event, excluding those that do not discriminate in favor of our executive officers and that are available generally to all salaried employees and awards that are already vested. The description of payments to the NEOs under the various Termination Event scenarios described in this section are not intended to affect the Company's obligations to the NEOs. Those obligations are subject to, and qualified by, the contracts or arrangements giving rise to such obligations. Unless we note otherwise, the discussion below assumes that any Termination Event took place on December 31, 2020 for each NEO.

The Company does not have a severance plan that covers the NEOs. We also do not have traditional severance agreements or arrangements with our NEOs. We do have Change of Control Agreements, which are discussed below.

In addition to the termination payments set forth below, the NEOs would also receive a full distribution under the DCP, the 2005 Plan and pension benefits. Amounts payable to Messrs. Guldner, Hatfield, Geisler, Froetscher, and Smith and Ms. Lacal under the DCP and the 2005 Plan are set forth in the Nonqualified Deferred Compensation table, which also shows which part of the payment is interest paid by the Company and which part is the executive's contribution. The unvested Geisler DCP Discretionary Credits would trigger a payment in connection with certain Termination Events, which are identified below. The agreement is discussed in the Discussion of Nonqualified Deferred Compensation.

In 2014, APS entered into a Medical Retention Agreement with Ms. Lacal. The purpose of this agreement was to award a retention incentive that can be used to obtain medical insurance of Ms. Lacal's choice. Pursuant to this agreement, APS will pay Ms. Lacal $260,000 upon her termination with APS as long as she is not involuntarily terminated by APS for cause. This will be paid in a single lump sum payment.

With respect to pension benefits, the amounts that each of the NEOs would receive under the Supplemental Plan in the event of a Termination Event are set forth in the Pension Benefits table; however, assuming that the NEO had died on December 31, 2020, the amounts payable under the Supplemental Plan, would have been as follows: Mr. Guldner — $2,544,900; Mr. Hatfield — $4,166,602; Mr. Geisler — $80,186; Mr. Froetscher — $6,329,873; Ms. Lacal — $1,900,654 and Mr. Smith — $266,048. These amounts are based on the following assumptions: (1) the Traditional Formula Benefit is paid in the form of a monthly annuity to the NEO's spouse for life following his/her death and benefit payments commence immediately and (2) the Account Balance Formula is paid in the form of an immediate lump sum to his/her spouse. Messrs. Guldner, Hatfield, Geisler, Froetscher, and Smith and Ms. Lacal would have received $3,001,490; $5,354,176; $85,217; $5,514,063; $289,488 and $2,099,571, respectively, in the event of a Termination Event other than death due on December 31, 2020, and these amounts are based on the assumption that the benefit would be payable in five-year installment payments beginning on January 1, 2021.

With respect to the performance share awards, the recipient must remain employed with the Company throughout the performance period, unless the recipient meets any of the following exceptions, which would trigger a payment in connection with those certain Termination Events. In the case of the recipient's retirement while qualifying for Early Retirement or Normal Retirement under the Retirement Plan (the "Retirement Qualified Employee"), the employee is deemed to have been employed through the end of the performance period (with payout based on actual performance results). In the case of the recipient's retirement after reaching age 60 with five years of service, but not otherwise qualifying for Early Retirement or Normal Retirement under the Retirement Plan (a "Late Career Employee"), any performance share payout will vest pro-rata based on the number of days the recipient was employed during the performance period compared to the total number of days in the period. In the event the recipient is terminated for cause (regardless of the recipient's retirement date), the recipient shall not be deemed to have been employed through the end of the performance period and will forfeit the right to receive any payout. In the event of the death or disability of a Retirement Qualified Employee or a Late Career Employee, the employee is deemed to have been employed through the end of the performance period (with payout based on actual performance results). In the event the recipient's employment is terminated without cause during the performance period, the CEO, in his discretion and with the Committee's approval, may determine if, to what extent, and when, any unvested portion of the grant may vest. The performance shares contain confidentiality protections that apply during employment and survive termination, and non-competition and employee solicitation restrictions that survive for a period of one year following termination of employment.

With respect to RSUs, the recipient must remain employed with the Company through the applicable vesting date, unless the recipient meets any of the following exceptions, which would trigger a payment in connection with those certain Termination Events. If a Retirement Qualified Employee retires, the RSUs will fully vest and will be payable on the dates and in the percentages specified in the vesting schedule. If a Late Career Employee retires, the recipient will receive a pro-rata payout of the portion that would have released on the next vesting date based on the number of days the recipient was employed from the last vesting date. If a Retirement Qualified Employee or a Late Career Employee dies or becomes disabled before the end of the vesting period, any outstanding RSUs will fully vest and will be payable no later than March 15 of the year following the year in which the event occurs. In the event a recipient is terminated for cause, any award the recipient would otherwise be entitled to receive following the date of termination is forfeited. In the event a recipient is terminated without cause, the CEO, in his discretion and with the Committee's approval, may determine if, and to what extent, any unvested portion of the grant will vest. The RSUs contain confidentiality protections that apply during employment and survive termination, and non-competition and employee solicitation restrictions that survive for a period of one year following termination of employment.

As described in the next paragraph, if a recipient's rights are adequately protected, a change of control will not result in any acceleration of a recipient's performance shares or RSUs. However, if a change of control occurs and the conditions of the following paragraph are not met, immediately prior to the change of control, the RSUs and performance shares will convert to either cash or stock, at the election of the recipient, and shall immediately vest. In converting the performance shares, the recipient will receive the number of shares of stock or the cash equivalent that would have been earned at the target level of performance, unless the Committee determines that a higher level of attained performance is reasonably ascertainable as of a specified date prior to the closing of the change of control transaction. The dividend equivalent awards will be paid in cash or stock as determined in accordance with the applicable award agreement.

Prior to a change of control, the Board may determine that no change of control shall be deemed to have occurred or that some or all of the enhancements to the rights of the recipient shall not apply to specified awards. The Board may exercise such override authority only if, before or immediately upon the occurrence of the specified event that would otherwise constitute a change of control, the Board reasonably concludes in good faith, that: (1) recipients holding awards affected by action of the Board override will be protected by legally binding obligations of the Company or the surviving entity or the parent thereof because such awards (A) shall remain outstanding following consummation of all transactions involved in or contemplated by such change of control, (B) shall be assumed and adjusted by the surviving entity resulting from such transactions or the parent thereof, or (C) shall be exchanged for new awards issued by the surviving entity resulting from such transaction or the parent thereof; and (2) changes in the terms of the award resulting from such transactions will not materially impair the value of the awards to the participants or their opportunity for future appreciation in respect of such awards.

The Company has entered into identical Change of Control Agreements with each of its executive officers, including each of the NEOs. The Company believes that these agreements provide stability for its key management in the event the Company experiences a change of control. The agreements contain a "double-trigger" that provides for certain payments if, during the two-year period following a change of control of the Company (the "first trigger"), the Company terminates the officer's employment for any reason other than death, disability or cause or the executive terminates his or her own employment following a significant and detrimental change in the executive's employment (the "second trigger"). In case of an officer's retirement, death or disability, no payments are made under the officer's Change of Control Agreement, except for the payment of accrued benefits; however, if the officer dies following the officer's receipt of a second trigger termination notice, the officer's estate will receive the change of control payments the officer would have received if the officer had survived. Pursuant to the Change of Control Agreement, each of the NEOs is obligated to hold in confidence any and all information in his possession as a result of his employment, during and after the NEO's employment with the Company is terminated.

The termination payment, if required, is an amount equal to 2.99 times the sum of the executive's annual salary at the time of the change of control plus the annual bonus (including incentive plan payments), as determined by an average over the last four years preceding termination. In addition, the executive is entitled to continued medical, dental, and group life insurance benefits at a shared cost until the end of the second year following the calendar year of termination. Outplacement services are also provided. If the limitations described in Section 280G of the Code are exceeded, the Company will not be able to deduct a portion of its payments. In addition, if these limitations are exceeded, Section 4999 of the Code imposes an excise tax on all or part of the total payments. In certain of the agreements, an additional gross-up payment equal to the excise tax (plus any penalties and interest) imposed on or with respect to the total payments is provided.

In May 2009, the Company determined that, on a going-forward basis, it would no longer provide excise tax gross-up payments in new and materially amended agreements with its NEOs, but provided for an exception that gave the Company the ability to include a limited excise tax gross-up provision in connection with recruiting a new executive to the Company. In 2018, the Committee removed this exception.

A change of control under the Change of Control Agreement includes: (1) an unrelated third-party's acquisition of 20% or more of the Company's or APS's voting stock; (2) a merger or consolidation where either the Company or APS combines with any other corporation such that the Company's or APS's outstanding voting stock immediately prior to merger or consolidation represents less than 60% of the voting stock of the Company or APS immediately after the merger or consolidation, but excluding a merger or consolidation effected to implement a recapitalization in which no unrelated third-party acquires more than 20% of the voting stock of the Company or APS; (3) a sale, transfer, or other disposition of all or substantially all of the assets of the Company or APS to an unrelated third-party; or (4) the case where the composition of either the Board of the Company or of APS changes such that the members of the Board of the Company (the "Company Incumbent Board") or of APS (the "APS Incumbent Board"), as of July 31, 2007 (and with respect to Messrs. Hatfield and Guldner as of July 31, 2008) no longer comprises at least two-thirds of the Company's or APS's Board of Directors. For purposes of this later provision, a person elected to either Board is treated as a member of the Company Incumbent Board or APS Incumbent Board if his or her nomination or election by shareholders was approved by a two-thirds vote of the members then comprising the Company Incumbent Board or APS Incumbent Board, and it does not include anyone who became a director in an actual or threatened election contest relating to the election of directors.

Each of the agreements terminates on December 31st of each year upon six months advance notice by the Company to the executive officer; if the six months advance notice is not given, the agreements will continue for successive one-year periods until the notice is given. The Company is required to deposit into a trust sufficient funds to pay obligations under the DCP, 2005 Plan and the Supplemental Plan in the case of an actual or potential change of control.

The following tables quantify the amounts that would have been payable to each NEO if the indicated Termination Event had taken place on December 31, 2020. In the tables:

- We assume full vesting of outstanding performance shares (at the target level) and RSUs upon a change of control. The performance shares and RSUs, plus, where applicable, dividend equivalents, for the NEOs vest upon a change of control whether or not there is a subsequent termination of employment (subject however, to the Board's ability to override the vesting).
- Retirement benefits payable to Messrs. Guldner, Hatfield and Froetscher and Ms. Lacal include full vesting of outstanding performance shares (at the target level) and RSUs, plus, in all cases where applicable, dividend equivalents.
- Death or disability benefits payable to Messrs. Guldner, Hatfield and Froetscher and Ms. Lacal include full vesting of outstanding performance shares (at the target level) and RSUs, plus, in all cases where applicable, dividend equivalents and death or disability benefits payable to Mr. Geisler include $150,000 of the Geisler DCP Discretionary Credits plus interest.
- The amounts in the "All Other Termination Events" columns consist of a payment upon termination without cause of $150,000 of the Geisler DCP Discretionary Credits plus interest for Mr. Geisler because all amounts of the Geisler DCP Discretionary Credits previously credited vest and become payable if the Company terminates Mr. Geisler's employment without cause.

Executive Compensation

Subject to the foregoing, the following tables describe the amounts that would have been payable to each NEO if a Termination Event had taken place on December 31, 2020:

JEFFREY B. GULDNER:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)	Death or Disability ($)	Retirement ($)	All Other Termination Events ($)
Performance Shares	3,594,773[1]	3,313,624	3,313,624	0
RSUs	1,350,502[1]	1,350,502	1,436,721	0
Severance Benefits	4,753,876	0	0	0
Present Value of Medical, Dental, and Life Insurance Benefits	46,684	0	0	0
Outplacement Services	10,000	0	0	0
Excise Tax Gross-Up	4,015,891	0	0	0
TOTAL:	13,771,726	4,664,126	4,750,345	0

[1] The performance shares and RSUs are accelerated upon a change of control only if the Board does not exercise its override authority.

JAMES R. HATFIELD:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)	Death or Disability ($)	Retirement ($)	All Other Termination Events ($)
Performance Shares	2,146,380[1]	1,459,933	1,459,933	0
RSUs	780,432[1]	780,432	821,068	0
Severance Benefits	3,900,168	0	0	0
Present Value of Medical, Dental, and Life Insurance Benefits	35,227	0	0	0
Outplacement Services	10,000	0	0	0
TOTAL:	6,872,207	2,240,365	2,281,001	0

[1] The performance shares and RSUs are accelerated upon a change of control only if the Board does not exercise its override authority.

THEODORE N. GEISLER:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)	Death or Disability ($)	All Other Termination Events ($)
Performance Shares	463,123[1]	0	0
RSUs	261,006[1]	0	0
Severance Benefits	695,733	0	0
Present Value of Medical, Dental, and Life Insurance Benefits	2,096	0	0
Outplacement Services	10,000	0	0
Geisler DCP Discretionary Credits	0	165,737	165,737
TOTAL:	1,431,958	165,737	165,737

[1] The performance shares and RSUs are accelerated upon a change of control only if the Board does not exercise its override authority.

DANIEL T. FROETSCHER:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)	Death or Disability ($)	Retirement ($)	All Other Termination Events ($)
Performance Shares	1,706,545[1]	1,248,679	1,248,679	0
RSUs	601,591[1]	601,591	636,468	0
Severance Benefits	2,586,822	0	0	0
Present Value of Medical, Dental, and Life Insurance Benefits	43,598	0	0	0
Outplacement Services	10,000	0	0	0
Excise Tax Gross-Up	1,833,551	0	0	0
TOTAL:	6,782,107	1,850,270	1,885,147	0

[1] The performance shares and RSUs are accelerated upon a change of control only if the Board does not exercise its override authority.

MARIA L LACAL:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)	Death or Disability ($)	Retirement ($)	All Other Termination Events ($)
Performance Shares	773,868[1]	622,010	622,010	0
RSUs	358,810[1]	358,810	379,126	0
Severance Benefits	2,247,785	0	0	0
Present Value of Medical, Dental, and Life Insurance Benefits	30,857	0	0	0
Outplacement Services	10,000	0	0	0
TOTAL:	3,421,320	980,820	1,001,136	0

[1] The performance shares and RSUs are accelerated upon a change of control only if the Board does not exercise its override authority.

ROBERT E. SMITH:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)	All Other Termination Events ($)
Performance Shares	923,325[1]	0
RSUs	626,074[1]	0
Severance Benefits	1,626,304	0
Present Value of Medical, Dental, and Life Insurance Benefits	43,998	0
Outplacement Services	10,000	0
TOTAL:	3,229,701	0

[1] The performance shares and RSUs are accelerated upon a change of control only if the Board does not exercise its override authority.

Pay Ratio

As required by Item 402(u) of Regulation S-K, we are providing the annual disclosure of the ratio of the median employee's annual total compensation to the total annual compensation of Mr. Guldner, our current CEO. For 2020 the median of the annual total compensation of all employees of our Company (other than our CEO) was $144,397 and the total annual compensation of our current CEO, as reported in the Summary Compensation Table in this Proxy Statement, was $6,849,455. Based on this information and using the required calculation methodology defined in Item 402(u) of Regulation S–K, for 2020, the ratio of the annual total compensation of our CEO to our median employee's annual total compensation was 47 to 1.

To identify the median employee compensation from our employee population, as well as to determine the annual total compensation of our median employee and our CEO, we took the following steps:

- We determined that, as of December 31, 2020, our employee population consisted of approximately 6,018 individuals, all of which were located in the United States. This population consisted of our full- time, part-time, temporary and seasonal employees.
- To identify the median employee from our employee population, we compared the total amount of salary, wages, overtime and premium pay, and an estimated cash incentive assuming a target payout under the 2020 Incentive Plans of our employees as reflected in our payroll records on December 31, 2020.
- We identified our median employee using this compensation measure, which was consistently applied to all our employees included in the calculation. Since all our employees are located in the United States, as is our CEO, we did not make any cost-of-living adjustments in identifying the median employee.
- Once we identified our median employee, we combined all of the elements of such employee's compensation for 2020 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $144,397. The difference between such employee's salary, wages, overtime and premium pay, and an estimated cash incentive assuming a target payout under the APS Incentive Plan and the employee's annual total compensation includes the amount the Company contributed under the 401(k) plan for the employee, the actual amount paid under the APS Incentive Plan and the estimated aggregate change in the actuarial present value from December 31, 2019 to December 31, 2020 of the employee's accumulated benefits payable under all defined pension plans.
- With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of our 2020 Summary Compensation Table included in this Proxy Statement for Mr. Guldner.

Proposal 3: Approval of the Pinnacle West Capital Corporation 2021 Long-Term Incentive Plan

 The Board of Directors unanimously recommends a vote **FOR** the approval of the Pinnacle West Capital Corporation 2021 Long-Term Incentive Plan

As we describe in the CD&A, equity-based long-term compensation is an important element of our compensation program. Since 2012, we have granted long-term equity compensation awards pursuant to our 2012 Plan. On February 17, 2021, our Board, upon recommendation of the Human Resources Committee (for purposes of this proposal, the "Committee"), approved the 2021 Long-Term Incentive Plan (the "2021 Plan"), which is attached as Appendix A. The 2021 Plan is subject to shareholder approval at the Annual Meeting and, if approved by our shareholders, the 2021 Plan will become effective as of June 1, 2021 (the "Effective Date"). If this Proposal is not approved, the 2021 Plan will be void and the Committee may continue to grant awards pursuant to the 2012 Plan, until it expires.

If approved by the shareholders, the 2021 Plan will supersede and replace the 2012 Plan and any other similar plan adopted by the Company at any point in the past (collectively, the "Prior Plans"), provided that the Prior Plans shall remain in effect until all awards granted pursuant to such Prior Plans have been exercised, forfeited, canceled, expired or otherwise terminated in accordance with the terms of such awards. No awards will be granted under any Prior Plan on or after the Effective Date.

Like the 2012 Plan, the 2021 Plan will allow us to continue to attract, retain, and motivate employees, officers, directors, and consultants (including prospective employees, officers, directors, and consultants) of the Company and its affiliates by aligning their interests and efforts with the long-term interests of the Company and the Company's shareholders. The 2021 Plan differs from the 2012 Plan primarily in that the 2021 Plan modernizes provisions that will allow the Committee to continue to grant awards that vest based on the attainment of performance goals despite the elimination of performance-based compensation exception to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Certain other changes have been made to the 2021 Plan to address current compensation and governance related trends and pay practices.

SHAREHOLDERS ARE NOT BEING ASKED TO:

- **APPROVE ANY ADDITIONAL SHARES FOR ISSUANCE; OR**
- **TO APPROVE ANY INCREASE TO ANY OF THE ANNUAL LIMITS ON AWARDS THAT CURRENTLY EXIST IN THE 2012 PLAN**.

As with the 2012 Plan, the 2021 Plan includes the following features, which we believe reflect emerging trends and strong governance practices with respect to equity compensation plans:

- *No Evergreen Provision*. The 2021 Plan does not include an "evergreen" feature that automatically replenishes the shares available for future grants.
- *No Liberal Share Counting Provisions*. The 2021 Plan does not include liberal share counting provisions.
- *Limitation on Repricing*. The 2021 Plan prohibits the direct and indirect repricing of previously granted options and Stock Appreciation Rights ("SAR") without prior shareholder approval.
- *No Discounted Options or SARs*. The 2021 Plan includes an express requirement that all options and SARs be issued with an exercise price that is not less than the fair market value of a share of Company stock on the grant date.

- *No Payment of Dividend Equivalents for Awards that Vest Based on Performance Goals until Performance Goals are Achieved*. The 2021 Plan precludes the payment of dividend equivalent awards for any restricted stock unit award that vests based on the achievement of performance goals, or with respect to a performance share unit or performance share award, unless and until the participant attains the applicable performance goals.

- *Limitation on Awards with Rapid or No Vesting*. The 2021 Plan provides that no more than five percent (in the aggregate) of the shares of stock available for grant under the 2021 Plan may be subject to the following types of awards: stock grants or stock units other than those awarded to members of the Board of Directors of the Company as part of director compensation; options that become fully vested prior to the third anniversary of the date of grant; SARs that become fully vested prior to the third anniversary of the date of grant; restricted stock or restricted stock unit awards that vest solely based on time-based vesting restrictions and which vest in less than three years from the date of grant; restricted stock or restricted stock unit awards that are subject to performance-based vesting and which vest before the expiration of the one-year period following the date of grant; and performance shares or performance share unit awards that fully vest before the expiration of the one-year period following the date of grant. Awards may vest in increments during the applicable three-year or one-year vesting periods described above. There are limited exceptions to the minimum vesting periods described in Section 13.1 of the 2021 Plan.

- *Forfeiture and Recapture of Awards*. The award agreement for any award granted pursuant to the 2021 Plan will provide for the recapture or clawback of all or any portion of the award to comply with the Company's Clawback Policy and applicable law, including, but not limited to, the Dodd-Frank Wall Street Reform and Consumer Protection Act.

- *Annual Limitation on Director Compensation*. The 2021 Plan imposes a $500,000 limit on the total compensation that may be paid to any one non-employee director during any calendar year.

- *No Liberal Change of Control Definition*. The 2021 Plan contains a definition of change of control whereby potential acceleration of awards will only occur in the event of the closing of an actual change of control transaction.

Summary Description of the 2021 Plan

Set forth below is a summary of the material features of the 2021 Plan. The summary is qualified in its entirety by the full text of the 2021 Plan, which is attached to this Proxy Statement as Appendix A. As of March 11, 2021, the closing price of the Company' stock was $76.78 per share.

Administration

The 2021 Plan will be administered by the Committee. The Committee will consist of at least two directors, each of whom qualifies as a "non-employee director" as defined in Rule 16b-3(b)(3) of the Securities Exchange Act of 1934. The Committee's powers include, but are not limited to, determining eligibility to receive an award, determining the amount and types of awards that may be granted to a participant, determining all other terms and conditions that apply to awards, and deciding all matters that must be determined in connection with an award. Decisions by the Committee will be final, conclusive, and binding.

In some cases, the Committee may delegate the power and authority to grant awards to eligible individuals, provided, however, that the Committee may not delegate to executive officers the power or authority to make, cancel, or suspend awards to executive officers or members of the Board. Such delegation may be revoked or modified by the Committee at any time.

Eligibility

Persons eligible to participate in the 2021 Plan include all employees, officers, and Board members of the Company and its affiliates. In addition, on a case-by-case basis, the Committee may grant awards to consultants, subject to the terms and conditions determined by the Committee. Awards may also be made to prospective employees, officers, Board members, or consultants. Such awards must specifically provide that no portion of the award will vest, become exercisable or be issued prior to the date on which the individual becomes employed or begins providing services to the Company or its affiliates.

Shares Available Under the 2021 Plan

The aggregate number of shares of stock reserved and available for issuance pursuant to the 2021 Plan is the same number of shares of the Company's common stock that was authorized but unissued under the 2012 Plan as of the Effective Date. For reference only, the number of shares authorized but unissued under the 2012 Plan was 1,242,298 as of March 11, 2021. The amount of stock reserved for issuance pursuant to the 2021 Plan is subject to proportionate adjustment by the Committee in the event of any issuance of rights or warrants to purchase securities, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other distribution with respect to the shares of stock, or any similar corporate transaction or event in respect of the stock.

For purposes of calculating the number of shares of stock available for awards under the 2021 Plan, the following share counting rules shall apply:

- Shares of stock that are potentially deliverable under any award granted under the 2021 Plan, or any award outstanding under any Prior Plan on or after the Effective Date, that expires or is canceled, forfeited, or otherwise terminated without delivery of such shares will not be counted against the limit of shares available for issuance under the 2021 Plan and will again be available for grant under the 2021 Plan.
- Shares of stock that could have been issued in connection with an award but are not delivered because such award is settled in cash, will not be counted against the limit of shares available for issuance under the 2021 Plan and will again be available for grant under the 2021 Plan.
- Dividend equivalent awards that are paid in cash will not be counted against the limit of shares available for issuance under the 2021 Plan. However, dividend equivalent awards that are paid in stock will be counted against the limit of shares available for issuance under the 2021 Plan.
- The exercise of a stock-settled SAR or net-cashless exercise of an option (or a portion thereof) will reduce the number of shares of stock available for issuance under the 2021 Plan by the entire number of shares of stock subject to the SAR or option (or applicable portion thereof), even though a smaller number of shares of stock will be issued upon such an exercise.
- Shares of stock tendered to pay the exercise price of an option or tendered or withheld to satisfy a tax withholding obligation arising in connection with an award will not become available for grant or sale under the 2021 Plan.
- Shares of stock purchased on the open market with cash proceeds generated by the exercise of an option will not increase or replenish the number of shares available for grant under the 2021 Plan.

The Committee may adopt such other reasonable rules and procedures as it deems to be appropriate for purposes of determining the number of shares of stock that are available for awards under the 2021 Plan.

Limitation on Incentive Stock Option Awards

The maximum number of shares of stock that may be issued as incentive stock options under the 2021 Plan is 1,000,000.

Limitation on Compensation for Non-Employee Board Members

The 2021 Plan imposes a limit on the value of grants (based on the grant date value of the awards) to any individual non-employee Board member, plus the aggregate amount of all cash fees earned and paid or payable to any one non-employee Board member for the same year, in a total amount of $500,000 per calendar year.

Source of Shares

Any shares of stock delivered pursuant to an award under the 2021 Plan may consist, in whole or in part, of authorized but unissued stock or treasury stock or stock purchased on the open market.

No Fractional Shares

No fractional shares shall be issued pursuant to the 2021 Plan. Unless the Committee specifies otherwise in an award agreement or pursuant to any policy adopted by the Committee, cash will be given in lieu of fractional shares.

Awards

Each of the following types of awards may be granted pursuant to the 2021 Plan:

Restricted Stock. A restricted stock award gives the participant the right to receive a specified number of shares of stock at a purchase price determined by the Committee (including, and typically, zero). Restricted stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose. Except as otherwise provided by the Committee, during the restriction period, participants holding shares of restricted stock may not exercise voting rights with respect to such shares. These restrictions may lapse separately or in combination at such times, in such circumstances, in such installments, or otherwise, as determined by the Committee. As a general rule, if a participant terminates employment (or terminates service in the case of a Board member), when the stock is subject to restrictions, the participant forfeits the unvested restricted stock. The Committee may, in its discretion, waive the restrictions in whole or in part in the event of a termination of employment (or a termination of service in the case of a Board member).

Restricted Stock Units. A restricted stock unit award gives the participant the right to receive stock, or a cash payment equal to the fair market value of the stock (determined as of a specified date), subject to any vesting or other restrictions the Committee deems appropriate. The restrictions will lapse in accordance with a schedule or other conditions as determined by the Committee. As a general rule, if a participant terminates employment (or terminates service in the case of a Board member) when the restricted stock units are subject to restrictions, the participant forfeits the unvested restricted stock units. The Committee may, in its discretion, waive the restrictions in whole or in part in the event of a termination of employment (or a termination of service in the case of a Board member).

Stock Grant Awards. A stock grant award gives the participant the right to receive, or the right to purchase at a predetermined price, shares of stock free from vesting restrictions. The purchase price, if any, for a stock grant award shall be payable in cash or other form of consideration acceptable to the Committee. A stock grant award may be granted or sold as consideration for past services, other valid consideration, or in lieu of cash compensation due to any participant.

Stock Unit Awards. A stock unit award gives the participant the right to receive a designated number of shares of stock, or a cash payment equal to the fair market value (determined as of a specified date) of a designated number of shares of stock, in the future, free of any vesting restrictions. A stock unit award may be granted in respect of past services, other valid consideration, or in lieu of cash compensation due to any participant.

Dividend Equivalent Awards. A dividend equivalent award gives the participant the right to receive a payment based on the dividends declared on the shares of stock that are subject to any restricted stock unit, stock unit, performance share unit or performance share award, and will be credited as of the dividend payment dates during the period between the date of grant and the date the award is exercised, vests or expires, as determined by the Committee. In no event may a dividend equivalent award made with respect to a restricted stock unit award that vests based on the achievement of performance goals, or with respect to a performance share unit or performance share award, be paid unless and until such award vests or is earned by satisfaction of the applicable performance goals. A dividend equivalent award shall initially be expressed in terms of cash or shares of stock, depending on the way in which the dividends to which it relates are declared. The Committee will specify when the dividend equivalents will be converted to cash or stock, the formula for conversion, and any restrictions or limitations on the conversion. Dividend equivalents will not be granted with respect to options, SARs, or performance cash awards.

Performance Share Awards. A performance share award gives the participant the right to receive a specified number of shares of stock if one or more performance goals specified by the Committee are satisfied. Performance may be measured over one or more performance periods (not shorter than 12 months in duration) as determined by the Committee.

Performance Share Units. A performance share unit award gives the participant the right to receive a specified number of shares of stock or cash in an amount equal to the fair market value of the stock (determined as of a specified date) if one or more performance goals specified by the Committee are satisfied. Performance may be measured over one or more performance periods (not shorter than 12 months in duration) as determined by the Committee.

Performance Cash. A performance cash award gives the participant the right to receive a cash payment if certain performance goals specified by the Committee are satisfied. Performance may be measured over one or more performance periods (not shorter than 12 months in duration) as determined by the Committee.

Stock Options. An option entitles the participant to purchase shares of stock in the future at a specified price. The Committee may grant both incentive stock options and nonqualified stock options under the 2021 Plan. Incentive stock options will only be granted to participants who are employees and are intended to comply in all respects with the requirements of Code Section 422 and any applicable regulations. The exercise price of all stock options granted under the 2021 Plan will be at least 100% of the fair market value of the stock on the date that the option is granted (or, in the case of certain incentive stock options, 110% of the fair market value of the stock on the grant date). Stock options may be exercised as determined by the Committee, provided that the term of any option granted under the 2021 Plan shall not exceed ten years from the date of grant (or, in the case of certain incentive stock options, five years from the grant date). The exercise price for any option shall be paid in cash or shares of stock held longer than six months, however, the Committee may prescribe other methods by which the exercise price of an option may be paid and the methods by which shares of stock may be delivered to participants; however, the exercise price may not be paid with a promissory note.

Stock Appreciation Rights. A SAR entitles the participant to share in the appreciation on one share of stock. Appreciation is calculated as the excess of (i) the fair market value on the date of exercise over (ii) the base value of the SAR as determined by the Committee, which shall not be less than the fair market value on the date of grant (or such higher amount determined by the Committee). SARs shall vest and become exercisable in equal installments on anniversaries of the date of grant and shall expire on the earlier of a participant's termination of employment (or termination of service in the case of a Board member) or the tenth anniversary of the date of grant, and payment for SARs shall be made in stock. The Committee will determine the terms and conditions of any SAR at the time of the grant.

Prohibition on Repricing

The 2021 Plan prohibits the Committee from directly or indirectly repricing previously granted options or SARs without shareholder approval. In particular, the Committee may not amend or modify downward, or lower or reprice the exercise price of any previously granted option or SAR after the date of grant or take any action that would be treated as a repricing under applicable listing rules. Moreover, options and SARs may not be surrendered in consideration of or in exchange for cash, other awards, or a new option or SAR, as applicable, having an exercise price below the exercise price of the option or SAR being surrendered or exchanged (except in connection with a change of control or adjustment in capitalization).

Non-Transferability

As a general rule, awards granted pursuant to the 2021 Plan may not be transferred by a participant, except by will or by the laws of descent or distribution. The Committee, in its discretion, may permit the transfer of any award to a family member or family trust. No incentive stock option will be transferable in any way that would violate Code Section 422 or any applicable regulations.

Clawback of Awards

Any portion of the payments and benefits provided in connection with any award granted under the 2021 Plan will be subject to recapture or clawback to the fullest extent called for by the Company's Clawback Policy, as may be in effect from time to time, and to the extent necessary to comply with applicable law, including, but not limited to, the final rules issued by the Securities and Exchange Commission and any national securities exchange on which the stock is then listed pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 or Section 304 of the Sarbanes-Oxley Act of 2002. The Committee also may include other clawback provisions in the applicable award agreements as it determines to be appropriate. By accepting an award, each participant in the 2021 Plan agrees to be bound by, and to comply with, the terms of any such recapture or clawback provisions and with any Company request or demand for recapture or clawback.

Change of Control

Unless the Committee, with the approval of the Board, provides otherwise in an award agreement, if a change of control occurs, immediately prior to the change of control (as defined in the 2021 Plan):

- Any time-based or other restrictions imposed on restricted stock or restricted stock unit awards shall lapse and all restricted stock units and stock units shall become immediately payable and shall be paid in stock or cash, in accordance with the terms of the applicable award agreement.

- Performance shares or performance share unit awards that are payable in stock shall be converted to stock grant awards, which shall be immediately vested. In converting performance shares or performance share units to a stock grant, the participants shall receive the number of shares of stock that would have been earned at the target level of performance, unless the Committee determines that a higher level of attained performance is reasonably ascertainable as of a specified date prior to the closing of the change of control transaction. Whether the attained level of performance exceeds the target level will be determined on a goal-by-goal basis.

- Any performance share unit awards that are payable in cash shall become immediately vested. Participants then shall generally receive a cash payment equal to the fair market value of the specified number of shares of stock payable pursuant to the award at the target level of performance, unless the Committee determines that a higher level of attained performance is reasonably ascertainable as of a specified date prior to the closing of the change of control transaction. Whether the attained level of performance exceeds the target level will be determined on a goal-by-goal basis.

- Performance cash awards shall generally be deemed to be satisfied and earned at the target level of performance, unless the Committee determines that a higher level of attained performance is reasonably ascertainable as of a specified date prior to the closing of the change of control transaction. Whether the attained level of performance exceeds the target level will be determined on a goal-by-goal basis.

- Any and all options and SARs shall become exercisable immediately before the closing of the change of control transaction. If pursuant to the terms of the award agreement, an SAR is to be paid in cash, the SAR will be deemed to be exercised on the closing of the transaction that results in the change of control and a participant will receive the resulting cash payment within ten days following the closing of the change of control transaction.

- Any dividend equivalent awards shall be paid in cash or stock as determined in accordance with the applicable award agreement.

- If an award is subject to Code Section 409A, a change of control may not result in the acceleration of the timing of any payment unless the transaction that results in the change of control also constitutes a "change of control event" as such term is used in the applicable Treasury Regulations. If due to the above provisions the payment of an award may not be accelerated, the Board, prior to the change of control, shall take such action as it in good faith determines to be necessary to assure that there will be no material impairment to either the value of the award to the participant or the participant's opportunity for future appreciation in respect of such award.

Notwithstanding the foregoing change of control provisions, prior to a change of control, the Board may determine that no change of control shall be deemed to have occurred or that some or all of the enhancements to the rights of participants described above shall not apply to specified awards. The Board may exercise such override authority only if, before or immediately upon the occurrence of the specified event that would otherwise constitute a change of control, the Board, as constituted prior to the change of control, reasonably concludes, in good faith, that: (i) participants holding awards affected by action of the Board override shall be protected by legally binding obligations of the Company or the surviving entity or the parent thereof because such awards (A) shall remain outstanding following consummation of all transactions involved in or contemplated by such change of control or (B) shall be assumed and adjusted by the surviving entity resulting from such transactions or the parent thereof, or (C) shall be exchanged for new awards issued by the surviving entity resulting from such transaction or the parent thereof; and (ii) changes in the terms of the award resulting from such transactions will not materially impair the value of the awards to the participants or their opportunity for future appreciation in respect of such awards. The Board may exercise such override authority with respect to an award which the Company concludes is subject to (and not excepted from) the requirements of Code Section 409A only in a manner and to the extent permissible under Code Section 409A.

Amendment and Termination

The Committee, with the Board's approval, may terminate, amend, or modify the 2021 Plan at any time, except where shareholder approval for an amendment is required by applicable law, regulation, or stock exchange rule. No amendment, modification, or termination of the 2021 Plan or any award agreement shall in any material manner adversely affect any award previously granted under the 2021 Plan without the consent of the participant. Notwithstanding the foregoing, the participant's consent is not required if, among other things, the change is required to cause the benefits under the 2021 Plan to comply with the provisions of Code Section 409A.

Expiration Date

Unless terminated sooner, the 2021 Plan will expire on and no award may be granted after, the tenth anniversary of the Effective Date (the "Expiration Date"). Awards outstanding on the Expiration Date will remain in effect according to the terms of the award agreement and the 2021 Plan.

Tax Withholding

The Company has the power to withhold, or to require a participant to remit to the Company, an amount sufficient to satisfy federal, state, and local withholding tax requirements (including the participant's FICA obligation) on any award under the 2021 Plan. The Company has the discretion to determine the withholding amount, or the Company may permit a participant to elect the withholding amount, within permissible limits as it deems appropriate, but in no event will such withholding amount be less than the minimum or more than the maximum amount necessary to satisfy federal, state, and local tax withholding requirements in the applicable jurisdiction on any award. To the extent that alternative methods of withholding are available under applicable tax laws, the Company has the power to choose among such methods.

Federal Income Tax Consequences

The following summary describes the federal income tax treatment that will apply to awards under the 2021 Plan. This summary is based on the law as in effect on January 1, 2021. This summary is not exhaustive and does not describe state, local, or foreign income taxes, which may also be applicable.

As a general rule, with the exception of a stock grant, a participant will not recognize taxable income with respect to any award at the time of grant. A participant will recognize ordinary taxable income on a stock grant award at the time of grant.

Upon exercise of a nonqualified stock option, the lapse of restrictions on restricted stock, or upon the payment of SARs, restricted stock units, stock units, performance shares, performance share units, performance cash, or dividend equivalents, the participant will recognize ordinary taxable income in an amount equal to the difference between the amount paid for the award, if any, and the fair market value of the stock or amount received on the date of exercise, lapse of restriction, or payment. The Company will be entitled to a concurrent deduction equal to the ordinary income recognized by the participant.

A participant who is granted an incentive stock option will not recognize taxable income at the time of exercise. However, the excess of the stock's fair market value over the option price could be subject to the alternative minimum tax in the year of exercise (assuming the stock received is not subject to a risk of forfeiture and is not transferable). If stock acquired upon exercise of an incentive stock option is held for a minimum of two years from the date of grant and one year from the date of exercise, the gain or loss (in an amount equal to the difference between the sales price and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and the Company will not be entitled to any deduction. If the holding period requirements are not met, the incentive stock option will not meet the requirements for this favored tax treatment and the tax consequences described for nonqualified stock options will apply.

Code Section 409A

Code Section 409A imposes restrictions on nonqualified deferred compensation. Failure to satisfy these rules results in accelerated taxation, an additional tax to the holder of the amount equal to 20% of the deferred amount and a possible interest charge. Stock options and SARs granted with an exercise price that is not less than the fair market value of the underlying shares on the date of grant will not give rise to deferred compensation for this purpose unless they involve additional deferral features. The Company intends (but does not and cannot guarantee) that awards granted under the 2021 Plan will comply with the requirements of Code Section 409A or an exception thereto and intends to administer and interpret the 2021 Plan in such a manner.

New Plan Benefits Table

Benefits under the 2021 Plan will depend on the Committee's actions and discretion and the fair market value of the Company's stock at various future dates. Consequently, it is not possible to determine the future benefits that will be received by participants in the 2021 Plan if the 2021 Plan is approved.

Existing Equity Compensation Plans

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2020 with respect to the 2012 Plan and the 2007 Long-Term Incentive Plan ("2007 Plan"), under which our equity securities are outstanding or currently authorized for issuance.

Equity Compensation Plan Information

Name	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants, and Rights[a]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[b]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[c]
Equity compensation plans approved by security holders	1,176,964	—	1,515,366
Equity compensation plans not approved by security holders	—	—	—
Total	1,176,964	—	1,515,366

[a] This amount includes shares subject to outstanding performance share awards, restricted stock unit awards, and stock awards at the maximum amount of shares issuable under such awards. However, payout of the performance share awards is contingent on the Company reaching certain levels of performance during a three-year performance period. If the performance criteria for these awards are not fully satisfied, the award recipient will receive less than the maximum number of shares available under these grants and may receive nothing from these grants.

[b] The weighted-average exercise price in this column does not take performance share awards, or restricted stock unit awards, or stock awards into account, as those awards have no exercise price.

[c] Awards under the 2012 Plan can take the form of options, stock appreciation rights, restricted stock, performance shares, performance share units, performance cash, stock grants, stock units, dividend equivalents, and restricted stock units. Additional shares cannot be awarded under the 2007 Plan. However, if an award under the 2012 Plan is forfeited, terminated or canceled or expires, the shares subject to such award, to the extent of the forfeiture, termination, cancellation or expiration, may be added back to the shares available for issuance under the 2012 Plan.

Equity Compensation Plans Approved By Security Holders. Amounts in column (a) in the table above include shares subject to awards outstanding under two equity compensation plans that were previously approved by our shareholders: (a) the 2007 Plan, which was approved by our shareholders at our 2007 annual meeting of shareholders and under which no new stock awards may be granted; and (b) the 2012 Plan, as amended, which was approved by our shareholders at our 2012 Annual Meeting of Shareholders and the first amendment to the 2012 Plan was approved by our shareholders at our 2017 Annual Meeting of Shareholders. See Note 15 of the Notes to Consolidated Financial Statements in the Pinnacle West/APS Annual Report on Form 10-K for the fiscal year ended December 31, 2020 for additional information regarding these plans.

Equity Compensation Plans Not Approved by Security Holders. The Company does not have any equity compensation plans under which shares can be issued that have not been approved by the shareholders.

Audit Matters

Proposal 4: Ratification of The Appointment of Deloitte & Touche LLP as the Independent Accountant for the Company

 The Board of Directors unanimously recommends a vote **FOR** ratification of the appointment of Deloitte & Touche LLP as the Company's independent accountant for the year ending December 31, 2021

The Audit Committee has appointed Deloitte & Touche LLP ("D&T") as the Company's independent accountant for the year ending December 31, 2021 and, as a matter of good corporate governance, has directed management to submit such appointment for ratification by the shareholders at the Annual Meeting. In the event the shareholders fail to ratify the appointment, the Audit Committee may reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and the shareholders' best interests.

The Independent Accountant

The Audit Committee evaluates the selection of the independent accountant each year, and has appointed D&T, independent accountant, to examine the Company's financial statements for the year ending December 31, 2021, and, pursuant to Proposal 4, has requested shareholder ratification of this appointment. The Audit Committee has discussed the qualifications and performance of D&T and believes that the continued retention of D&T to serve as the Company's independent accountant is in the best interest of the Company and its shareholders.

In making the determination to retain D&T for 2021, the Audit Committee considered, among other things:

- D&T's technical expertise, particularly with respect to the complex area of utility regulatory accounting;
- Management's and D&T's review of D&T's historical and recent performance;
- The quality and candor of D&T's communications with the Audit Committee and management;
- D&T's independence and tenure as our auditor, including the benefits and independence risks of having a long-tenured auditor, and controls and processes that help ensure D&T's independence (see the additional information below);
- How effectively D&T demonstrated its independent judgment, objectivity, and professional skepticism; and
- The fees paid to D&T, which are reviewed and approved by the Audit Committee and then monitored by the Audit Committee throughout the year.

D&T served as the Company's independent accountant for the year ended December 31, 2020. Representatives of that firm are expected to participate in the Annual Meeting. These representatives will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Benefits of a Long-Tenured Independent Accountant

D&T has served as the independent accountant for Pinnacle West since its inception in 1985, and APS since 1932. The Committee carefully considered the tenure of D&T as our independent accountant in making its decision to select D&T as the independent accountant for 2021, including the following benefits that come with long tenure:

- Through more than 80 years of experience with the Company and APS, D&T has gained institutional knowledge of and deep expertise regarding our business operations, including the complexities of a business that is highly regulated at both the state and federal level, our accounting policies and practices and our internal controls over financial reporting; and
- Bringing on a new auditor requires a significant time commitment that could result in additional costs to the Company as well as distract management's focus on financial reporting and internal controls.

Accountant's Independence Controls

In further making its selection of D&T as the independent accountant for 2021, the Committee took into account the following controls over D&T:

- The Audit Committee's oversight of D&T, which included meeting with D&T multiple times in 2020, private meetings from time to time as requested by the Audit Committee members, and a committee-directed process for selecting the lead partner;
- Pre-approval policies of all services performed by D&T for the Company, and allowing the engagement of D&T only when the Audit Committee or its Chair believes D&T is best suited for the job;
- D&T conducts periodic internal quality reviews of its audit work and rotates lead partners every five years; and
- As an independent public accounting firm, D&T is subject to Public Company Accounting Oversight Board ("PCAOB") inspections, independent peer reviews, and PCAOB and SEC oversight.

Pre-Approval Policies

As part of its oversight responsibility with respect to the independent accountant and in order to assure that the services provided by the independent accountant do not impair the independent accountant's independence, the Audit Committee has established pre-approval policies with respect to work performed by D&T for the Company. Under that policy, the Audit Committee pre-approves each audit service and non-audit service to be provided by D&T. The Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve audit and non-audit services to be performed by D&T if the services are not expected to cost more than $100,000. Each audit and non-audit service presented to the Chair for pre-approval must be described in sufficient detail so that the Chair knows precisely what services the Chair is being asked to pre-approve so that he can make a well-reasoned assessment of the impact of the service on the independent accountant's independence. The Chair must report any pre-approval decisions to the Audit Committee at its next scheduled meeting. All of the services performed by D&T in 2020 for the Company were pre-approved by the Audit Committee or the Chair of the Audit Committee consistent with the pre-approval policy.

Audit Fees

The following fees were paid to D&T for the last two fiscal years:

Types of service	2019 ($)	2020 ($)
Audit Fees[1]	2,861,956	3,068,097
Audit-Related Fees[2]	403,173	403,360
Tax Fees	0	0
All Other Fees	0	0

[1] The aggregate fees billed for services rendered for the audit of annual financial statements and for review of financial statements included in Reports on Form 10-Q.

[2] The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not included in Audit Fees reported above, which primarily consist of fees for employee benefit plan audits performed in 2019 and 2020.

Report of the Audit Committee

The Audit Committee is comprised solely of independent directors. Each member meets the NYSE financial literacy requirements, and Messrs. Fox and Nordstrom are "audit committee financial experts" under the SEC rules.

In accordance with its written charter adopted by the Board, the primary function of the Audit Committee is to assist Board oversight of: (a) the integrity of the Company's financial statements; (b) the independent accountant's qualifications and independence; (c) the performance of the Company's internal audit function and independent accountant; and (d) compliance by the Company with legal and regulatory requirements.

The Audit Committee reports as follows:

1. The Audit Committee has discussed and reviewed the audited financial statements of the Company as of and for the fiscal year ended December 31, 2020, with the Company's management and the independent accountant, D&T. The Audit Committee is directly responsible for the oversight of the Company's independent accountant. Management is responsible for the Company's financial reporting process, including the Company's system of internal controls and for the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. The independent accountant is responsible for auditing and rendering an opinion on those financial statements, as well as auditing certain aspects of the Company's internal controls. The Audit Committee's responsibility is to monitor these processes.

2. The Audit Committee has discussed with D&T the matters required to be discussed by the Statement on Auditing Standards No.1301, Communications with Audit Committees, as amended, and as adopted by the PCAOB.

Audit Matters

3. The Audit Committee has obtained from D&T and reviewed the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence. The Committee discussed with D&T any relationships that may impact D&T's objectivity and independence and satisfied itself as to the accountant's independence.

4. Based on the foregoing, the Audit Committee has recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, for filing with the SEC.

AUDIT COMMITTEE CHAIR

Bruce J. Nordstrom

AUDIT COMMITTEE MEMBERS

Glynis A. Bryan
Denis A. Cortese, M.D.
Richard P. Fox
Dale E. Klein, Ph.D.
Humberto S. Lopez

Stock Matters

Ownership of Pinnacle West Stock

The following table shows the amount of Pinnacle West common stock owned by the Company's Directors, the NEOs, our Directors and executive officers as a group, and those persons who beneficially own more than 5% of the Company's common stock. Unless otherwise indicated, each shareholder listed below has sole voting and investment power with respect to the shares beneficially owned.

The address of each of the listed shareholders not otherwise set forth below is P.O. Box 53999, Mail Station 8602, Phoenix, Arizona 85072-3999. Unless otherwise indicated, all information is as of March 11, 2021, the Record Date for the Annual Meeting.

Name	Number of shares Beneficially Owned[1] (#)	Percent of Class (%)
Directors:		
Glynis A. Bryan	1,374	*
Denis A. Cortese, M.D.	17,125	*
Richard P. Fox	9,692	*
Jeffrey B. Guldner	27,941	*
Dale E. Klein, Ph.D.	20,771	*
Humberto S. Lopez	56,544	*
Kathryn L. Munro	33,559	*
Bruce J. Nordstrom	31,164	*
Paula J. Sims	7,162	*
William H. Spence	1,206	*
James E. Trevathan Jr.	3,940	*
David P. Wagener	15,052	*
Other NEOs:		
Daniel T. Froetscher	18,121	*
Theodore N. Geisler	3,781	*
James R. Hatfield	33,755	*
Maria L. Lacal	25,993	
Robert E. Smith	3,125	*
All Directors and Executive Officers as a Group (22 Persons):	325,706	*
5% Beneficial Owners:[2]		

Name	Number of shares Beneficially Owned[1] (#)	Percent of Class (%)
BlackRock, Inc. and certain related entities[3] 55 East 52nd Street New York, NY 10055	10,387,249	9.20%
State Street Corporation and certain related entities[4] One Lincoln Street Boston, MA 02111	6,146,134	5.46%
The Vanguard Group Inc.[5] 100 Vanguard Boulevard Malvern, PA 19355	12,790,135	11.36%

* Represents less than 1% of the outstanding common stock.

[1] Includes: vested Supplemental RSUs (as defined on page 97 of this Proxy Statement) for the NEOs; vested RSUs and SUs payable in stock for the Directors; and associated dividends payable in stock; as follows: Mr. Froetscher — 5,248; Mr. Guldner — 5,248; Mr. Hatfield — 8,761; Ms. Lacal — 3,508; Ms. Bryan — 853; Mr. Fox — 4,063; Dr. Klein — 20,671; Ms. Munro — 16,130; Ms. Sims — 3,093; and Mr. Trevathan — 3,063. The following shares are held jointly: Mr. Froetscher — 4,593; Dr. Klein — 100; Mr. Nordstrom — 29,664; Mr. Smith — 3,125; and Mr. Trevathan — 877. The following shares are held in joint trusts: Dr. Cortese — 17,125; Mr. Geisler — 3,775; Mr. Hatfield — 24,965; Mr. Lopez — 56,544; Ms. Munro — 17,429; and Mr. Wagener — 15,052.

[2] The Company makes no representations as to the accuracy or completeness of the information in the filings reported in footnotes 3-5.

[3] BlackRock, Inc. Schedule 13G/A filing, dated January 29, 2021, relating to a parent holding company and certain affiliates, reports beneficial ownership as of December 31, 2020 of 10,387,249 shares, with sole voting power as to 9,314,254 shares and sole dispositive power as to 10,387,249 shares. The Company maintains normal commercial relationships with BlackRock, Inc. and its subsidiaries. The Company does not consider these relationships to be material.

[4] State Street Corporation Schedule 13G filing, filed February 9, 2021, relating to a parent holding company and certain affiliates, reports beneficial ownership as of December 31, 2020 of 6,146,134 shares, with shared voting power as to 5,519,733 and shared dispositive power as to 6,130,358 shares. The Company maintains normal commercial relationships with State Street Corporation and its subsidiaries. The Company does not consider these relationships to be material.

[5] The Vanguard Group, Inc. Schedule 13G/A, dated February 8, 2021, reports beneficial ownership as of December 31, 2020 of 12,790,135 shares with shared voting power as to 275,344 shares, shared dispositive power as to 589,417 shares, and sole dispositive power as to 12,200,718 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10% of the Company's common stock, to file reports of ownership and changes of ownership with the SEC. Andrew D. Cooper was elected Vice President and Treasurer of Pinnacle West and APS effective June 29, 2020, upon which date he received a grant of RSUs, requiring disclosure on Form 4. EDGAR access for Mr. Cooper was applied for immediately upon his start date with the Company, however EDGAR access codes were not made available until after the due date of the Form 4. The Company was informed that an upgrade to the EDGAR system, combined with a coinciding due-date extension due to the COVID-19 pandemic, caused delays in the EDGAR office, preventing receipt of Mr. Cooper's EDGAR access codes in order to timely file his Form 4. Upon receiving his access codes, Mr. Cooper's Form 4 was filed. The Company believes that all other directors, executive officers, and greater than 10% beneficial owners complied with their respective Section 16(a) reporting requirements for fiscal year 2020 on a timely basis.

General Information

Time, Date and Place

The Company's 2021 Annual Meeting of Shareholders ("Annual Meeting") will be held at 1:30 p.m. Eastern Daylight Time, on Wednesday, May 19, 2021. The Annual Meeting will not be held at a physical location, but will instead be held virtually, where shareholders will participate by accessing a website using the Internet. The Annual Meeting will be accessed at www.virtualshareholdermeeting.com/PNW. To participate in the Annual Meeting, you will need the 16-digit control number included on the proxy card, the Internet Notice or the voting instruction form. Online check-in will begin at 1:15 p.m. Eastern Daylight Time, and you should allow ample time for the online check-in proceedings. We will have technicians standing by ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call: 855-449-0991. An audio broadcast of the Annual Meeting will be available by telephone toll-free at 877-328-2502 (domestic) or 412-317-5419 (international). Upon dialing in, you will need to provide your 16-digit control number. Depending on concerns about the Coronavirus or COVID-19, we may need to postpone the meeting. The Company would publicly announce a determination to postpone the meeting in a press release available at www.pinnaclewest.com as soon as practicable before the meeting.

We continue to believe that the virtual-only format is in the best interests of our shareholders, given the time and expense of an in-person meeting compared to the shareholder participation at those meetings. The number of non-employee shareholders actually attending our Annual Meetings of Shareholders had significantly dwindled before we converted to the virtual only format. For the past five in-person meetings, only about 30 shareholders attended each of the meetings. The meetings, on average, lasted less than 45 minutes, including the formal business portion of the meeting, the remarks by the CEO, a video highlighting the Company's performance, and the question and answer period. A virtual meeting allows all of our shareholders, regardless of location, the ability to participate in the Annual Meeting.

Our virtual meeting will be governed by our Rules of Conduct, which we use for both in-person and virtual meetings. Shareholders at the virtual-only meeting will have the same rights as at an in-person meeting, including the rights to vote and ask questions through the virtual meeting platform. In the event we are not able to answer all the questions that are asked during the meeting, a list of all questions asked that comply with the Rules of Conduct that were not responded to during the meeting, and our response, will be posted on our website shortly after the meeting. Given the concerns about Coronavirus, or COVID-19, we may alter the agenda of the 2021 Annual Meeting to accommodate the safety of our employees who work to make the Annual Meeting possible.

Notice of Internet Availability

Unless you elected to receive printed copies of the proxy materials in prior years, you will receive a Notice of Internet Availability of Proxy Materials by mail, or if you so elected, by electronic mail (the "Internet Notice"). The Internet Notice will tell you how to access and review the proxy materials. If you received an Internet Notice by mail and would like to receive a printed copy of the proxy materials, you should follow the instructions included on the Internet Notice.

The Internet Notice is first being sent to shareholders on or about April 1, 2021. The Proxy Statement and the form of proxy relating to the Annual Meeting are first being made available to shareholders on or about April 1, 2021.

Record Date; Shareholders Entitled to Vote

All shareholders at the close of business on March 11, 2021 (the "Record Date") are entitled to vote at the meeting. Each holder of outstanding Company common stock is entitled to one vote per share held as of the Record Date on all matters on which shareholders are entitled to vote, except for the election of directors, in which case "cumulative" voting applies (see "Vote Required — Election of directors"). At the close of business on the Record Date, there were 112,743,312 shares of common stock outstanding.

Voting

 **VOTE PRIOR TO THE ANNUAL MEETING BY INTERNET.** The website address for Internet voting is on the proxy card, the Internet Notice and the voting instruction form. Internet voting is available 24 hours a day.

 **VOTE PRIOR TO THE ANNUAL MEETING BY TELEPHONE.** The toll-free number for telephone voting is on the proxy card, the Internet Notice and the voting instruction form. Telephone voting is available 24 hours a day.

 **VOTE PRIOR TO THE ANNUAL MEETING BY SCANNNG THE QR CODE**. The QR code is on the proxy card, the Internet Notice and the voting instruction form, and is available 24 hours a day.

 **VOTE PRIOR TO THE ANNUAL MEETING BY MAIL.** You may vote by mail by promptly marking, signing, dating, and mailing your proxy card or voting instruction form (a postage-paid envelope is provided for mailing in the United States).

 **VOTE DURING THE ANNUAL MEETING OVER THE INTERNET.** To participate in the Annual Meeting, you will need the 16-digit control number included on the proxy card, the Internet Notice or the voting instruction form.

Shares held in your name or shares for which you are the beneficial owner but not the shareholder of record may be voted electronically during the formal business portion of the Annual Meeting. Shares held in the Pinnacle West 401(k) Plan cannot be voted during the Annual Meeting. If you hold shares in the Pinnacle West 401(k) Plan, you will need to submit your vote to the plan trustee no later than midnight on May 16, 2021 to vote your shares.

You may change your vote by: re-voting by telephone; re-voting by Internet; or re-voting during the formal business portion of the Annual Meeting. For shares held in your name, you may change your vote by re-submitting a signed proxy card. In addition, for shares held in your name, you may also revoke a previously submitted proxy card by filing with our Corporate Secretary a written notice of revocation. For shares for which you are the beneficial owner but not the shareholder of record, you may change your vote by re-submitting a signed voting instruction form to your broker. In addition, for shares for which you are the beneficial owner but not the shareholder of record, you should contact your broker if you would like to revoke your vote.

Your vote is confidential. Only the following persons have access to your vote: election inspectors; individuals who help with the processing and counting of votes; and persons who need access for legal reasons. All votes will be counted by an independent inspector of elections appointed for the Annual Meeting.

Quorum

The presence, in person or by proxy, of a majority of the outstanding shares of our common stock is necessary to constitute a quorum at the Annual Meeting. In counting the votes to determine whether a quorum exists, shares that are entitled to vote but are not voted at the direction of the beneficial owner (called abstentions) and votes withheld by brokers in the absence of instructions from beneficial owners (called broker non-votes) will be counted for purposes of determining whether there is a quorum. Shares owned by the Company are not considered outstanding or present at the meeting.

Vote Required

Election of Directors

Individuals receiving the highest number of votes will be elected. The number of votes that a shareholder may, but is not required to, cast is calculated by multiplying the number of shares of common stock owned by the shareholder, as of the Record Date, by the number of directors to be elected. Any shareholder may cumulate his or her votes by casting them for any one nominee or by distributing them among two or more nominees. Abstentions will not be counted toward a nominee's total and will have no effect on the election of directors. You may not cumulate your votes against a nominee. If you hold shares in your own name and would like to exercise your cumulative voting rights, you must do so by mail. If you hold shares beneficially through a broker, trustee or other nominee and wish to cumulate votes, you should follow the instructions on the voting instruction form.

Say-on-Pay Vote

The votes cast "for" must exceed the votes cast "against" to approve the advisory resolution on the compensation disclosed in this Proxy Statement of our NEOs identified on page 61 — the say-on-pay vote. This resolution is not intended to address any specific item of compensation, but rather the overall compensation of the NEOs and the compensation philosophy, policies and procedures described in this Proxy Statement. Because your vote is advisory, it will not be binding on the Board or the Company. The Board will review the voting results and take them into consideration when making future decisions regarding executive compensation. Abstentions and broker non-votes will have no effect on the outcome of this proposal. We will hold an advisory vote on say-on-pay on an annual basis until we next hold an advisory vote of shareholders on the frequency of such votes as required by law.

Approval of the Pinnacle West Capital Corporation 2021 Long-Term Incentive Plan

The votes cast "for" must exceed the votes cast "against" to approve the Pinnacle West Capital Corporation 2021 Long-Term Incentive Plan. For purposes of these approvals, abstentions have the effect of a vote against the proposal, and broker non-votes are not considered to be votes cast.

Ratification of the Appointment of the Independent Accountant

The votes cast "for" must exceed the votes cast "against" to ratify the appointment of the independent accountant for the year ending December 31, 2021. Abstentions and broker non-votes will have no effect on the outcome of the proposal. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Board will review the voting results and take into consideration our shareholders' views.

Board Recommendations

The Board recommends a vote:

 **FOR** the election of the nominated slate of directors (Proposal 1);

 **FOR** the approval, on an advisory basis, of the resolution approving the compensation of our NEOs, as disclosed in this Proxy Statement (Proposal 2);

 **FOR** the approval of the Pinnacle West Capital Corporation 2021 Long-Term Incentive Plan (Proposal 3); and

 **FOR** the ratification of the appointment of Deloitte & Touche LLP as the Company's independent accountant for the year ending December 31, 2021 (Proposal 4).

The Board is not aware of any other matters that will be brought before the shareholders for a vote. If any other matters properly come before the meeting, the proxy holders will vote on those matters in accordance with the recommendations of the Board or, if no recommendations are given, in accordance with their own judgment.

Delivery of Annual Reports and Proxy Statements to a Shared Address and Obtaining a Copy

If you and one or more shareholders share the same address, it is possible that only one Internet Notice, Annual Report or Proxy Statement was delivered to your address. Registered shareholders at the same address who wish to receive separate copies of the Internet Notice, the Annual Report or Proxy Statement may:

- Call the Company's Shareholder Services Department at 1-602-250-5511;
- Mail a request to Shareholder Services at P.O. Box 53999, Mail Station 8602, Phoenix, Arizona, 85072-3999; or
- E-mail a request to: shareholderdept@pinnaclewest.com.

The Company will promptly deliver to you the information requested. Registered shareholders who share the same address but wish to receive one Internet Notice, Annual Report or Proxy Statement may contact the Company through the same methods listed above. Shareholders who own Company stock through a broker and who wish to receive single or separate copies of the Internet Notice, Annual Report or Proxy Statement should contact their broker.

You may access our Annual Report and Proxy Statement via the Internet. Copies of the Annual Report and Proxy Statement are available on the Company's website (www.pinnaclewest.com) and will be provided to any shareholder promptly upon request. Shareholders may request copies from Shareholder Services at the telephone number or addresses set forth above, or as described on the Internet Notice.

Shareholder Proposals for the 2022 Annual Meeting

To be included in the proxy materials for the 2022 Annual Meeting of Shareholders (the "2022 Annual Meeting"), any shareholder proposal intended to be presented must be received by our Corporate Secretary no later than December 2, 2021 at the following address:

Corporate Secretary
Pinnacle West Capital Corporation
400 North Fifth Street, Mail Station 8602
Phoenix, Arizona 85004

A shareholder who intends to present a proposal at the 2022 Annual Meeting, but does not wish it to be included in the 2022 proxy materials, must submit the proposal no earlier than January 19, 2022 and no later than the close of business on February 18, 2022.

Proxy Solicitation

The Board is soliciting the enclosed proxy. The Company may solicit shareholders over the Internet, by telephone or by mail. The Company has retained D.F. King & Co., Inc. to assist in the distribution of proxy solicitation materials and the solicitation of proxies for $11,000, plus customary expenses. The costs of the solicitation will be paid by the Company. Proxies may also be solicited in person, by telephone or electronically by Company personnel who will not receive additional compensation for such solicitation. As required, the Company will reimburse brokerage houses and others for their out-of-pocket expenses in forwarding documents to beneficial owners of our stock.

Other Matters

Related Party Transactions

The Corporate Governance and Public Policy Committee is responsible for reviewing and approving all transactions with any related party, which consists of any of our directors, director nominees, executive officers, shareholders owning more than 5% of the Company's common stock and, with respect to each of them, their immediate family members and certain entities in which they are an officer or a shareholder, partner, member or other participant who, directly or indirectly, has a substantial ownership interest in or otherwise substantially controls or shares control of such entity (a "Related Party"). This obligation is set forth in writing in our Statement of Policy Regarding Related Party Transactions (the "Policy").

To identify Related Party Transactions, as defined in the Policy, each year the Company requires our directors and officers to complete director and officer questionnaires identifying any transactions with the Company in which a Related Party has an interest. We review Related Party Transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with our interests. The Code of Ethics requires all directors, officers, and employees who may have a potential or apparent conflict of interest to notify the Company's management. In addition, the Policy specifically provides that any Related Party Transaction must be approved or ratified by the Corporate Governance and Public Policy Committee. A "Related Party Transaction" is any transaction or a series of similar transactions in which the Company or any of its subsidiaries is or was a participant, where the amount involved exceeds $120,000 in the aggregate, and in which any Related Party has a direct or indirect material interest, other than:

- Transactions in which rates or charges are fixed in conformity with law or governmental authority (such as APS rates approved by the ACC);
- Transactions in which the rates or charges are determined by competitive bid; or
- The payment of compensation by the Company to the executive officers, directors, or nominees for directors.

The son of Maria L. Lacal, Executive Vice President and Chief Nuclear Officer of PVGS of APS, is employed by the Company in a non-executive officer position and received total compensation of less than $150,000 in 2020. His compensation was established by the Company in accordance with its compensation practices applicable to employees with comparable qualifications and responsibilities and holding similar positions and without the involvement of Maria L. Lacal. Glynis A. Bryan, a Director since February 2020, is the Chief Financial Officer of Insight Enterprises, Inc. ("Insight"). Insight is a technology company and a vendor of APS providing information technology services and computer hardware and software products. For these products and services, APS paid less than $9,600,000 to Insight in 2020, which is less than 1% of each of the Company's and Insight's revenues for 2020. Because the amounts paid to Insight were such a small portion of its total revenues, the Corporate Governance and Public Policy Committee has determined that these payments are not material to Ms. Bryan.

Human Resources Committee Interlocks and Insider Participation

The members of the Human Resources Committee in 2020 were Ms. Munro, Dr. Cortese, and Messrs. Fox, Lopez and Trevathan. None of the members of the Human Resources Committee is or has been an officer or employee of the Company or any of its subsidiaries, and no executive officer of the Company served on the compensation committee or board of any company that employed, or had as an officer, any member of the Human Resources Committee or the Board.

Helpful Resources

Our Company

Pinnacle West Capital Corporation: http://www.pinnaclewest.com

APS: http://www.APS.com

Annual Meeting

Annual meeting online: http://www.virtualshareholdermeeting.com/PNW

Proxy materials: http://www.proxyvote.com

Board of Directors

Pinnacle West Board: http://www.pinnaclewest.com/about-us/corporate-governance/board-of-directors/

Board Committees

Audit Committee Charter: http://www.pinnaclewest.com/about-us/corporate-governance/committee-summary/audit-committee

Corporate Governance and Public Responsibility Committee Charter: http://www.pinnaclewest.com/about-us/corporate-governance/committee-summary/corporate-governance-committee

Finance Committee Charter: http://www.pinnaclewest.com/about-us/corporate-governance/committee-summary/finance-committee

Human Resources Committee Charter: http://www.pinnaclewest.com/about-us/corporate-governance/committee-summary/human-resources-committee/

Nuclear and Operating Committee Charter: http://www.pinnaclewest.com/about-us/corporate-governance/committee-summary/nuclear-and-operating-committee/

Governance Documents

Code of Ethics and Business Practices: http://www.pinnaclewest.com/about-us/corporate-governance/code-of-ethics-and-business-practices/

Code of Ethics for Financial Executives: http://www.pinnaclewest.com/about-us/corporate-governance/code-of-ethics-for-financial-executives/

Corporate Governance Guidelines: http://www.pinnaclewest.com/about-us/corporate-governance/corporate-governance-guidelines/

Other

APS's Clean Energy Commitment: http://www.aps.com/cleanenergy/

Corporate Responsibility Report: http://www.pinnaclewest.com/corporate-responsibility/

Political Participation Policy: http://www.pinnaclewest.com/about-us/corporate-governance/Political-Participation-Policy

Appendix A

2021 Long-Term Incentive Plan

**PINNACLE WEST CAPITAL CORPORATION
2021 LONG-TERM INCENTIVE PLAN**

**EFFECTIVE DATE: June 1, 2021
APPROVED BY SHAREHOLDERS: _____
EXPIRATION DATE: June 1, 2031**

**ARTICLE 1
ESTABLISHMENT; IMPACT ON PRIOR PLANS; PURPOSE; GLOSSARY**

1.1 ESTABLISHMENT; IMPACT ON PRIOR PLANS. Pinnacle West Capital Corporation, an Arizona corporation (the "Company") hereby establishes the Pinnacle West Capital Corporation 2021 Long-Term Incentive Plan (the "Plan"). Provided that the Plan is approved by the Company's shareholders as described in Section 2.1, below, as of June 1, 2021 (the "Effective Date"), the Plan will supersede and replace the Pinnacle West Capital Corporation 2012 Long-Term Incentive Plan (the "2012 Plan") and all other Prior Plans. The 2012 Plan and the Prior Plans shall remain in effect until all awards granted under such plans have been exercised, forfeited or canceled or have otherwise expired or terminated in accordance with the terms of such awards. Except as otherwise provided in Section 2.1, no awards will be made pursuant to the 2012 Plan or the Prior Plans on or after the Effective Date.

1.2 PURPOSE. The purpose of the Plan is to permit the Committee to grant Awards, thereby giving the Participants a stake in the growth and prosperity of the Company and encouraging the continuance of their service with or to the Company or its Affiliates. To further this purpose, the Awards that may be granted pursuant to the Plan are Restricted Stock, Restricted Stock Units, Stock Grants, Stock Units, Dividend Equivalents, Performance Shares, Performance Share Units, Performance Cash, Options, and Stock Appreciation Rights.

1.3 GLOSSARY. Defined terms used in this Plan are set forth in the attached Glossary, which is incorporated into and made part of this Plan.

**ARTICLE 2
EFFECTIVE DATE; EXPIRATION DATE**

2.1 EFFECTIVE DATE. The Plan was approved by the Board on February 17, 2021, subject to approval by the Company's shareholders at the Company's 2021 Annual Meeting of Shareholders. If approved by the shareholders, the Plan will become effective as of the Effective Date. If shareholder approval is not obtained, the Plan shall be void and without effect and awards may continue to be issued pursuant to the terms of the 2012 Plan.

2.2 EXPIRATION DATE. Unless sooner terminated pursuant to Section 15.1, the Plan will expire on, and no Award may be granted under the Plan after, the tenth anniversary of the Effective Date (the "Expiration Date"). Any Awards that are outstanding on the Expiration Date shall remain in force according to the terms of the Plan and the Award Agreement.

ARTICLE 3
ADMINISTRATION

3.1 <u>COMMITTEE</u>. The Plan shall be administered by the Human Resources Committee of the Board, which shall consist of at least two individuals, each of whom qualifies as a "non-employee director" as defined in Rule 16b-3.

3.2 <u>ACTION BY THE COMMITTEE</u>. A majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by all of the members of the Committee in lieu of a meeting, shall be deemed the acts of the Committee.

3.3 <u>AUTHORITY OF COMMITTEE</u>. The Committee has the power and authority to take the following actions:

(a) Designate Participants to receive Awards;

(b) Determine the type or types of Awards and the time or times when Awards are to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d) Determine the terms and conditions of any Award, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of restrictions or limitations, and accelerations or waivers thereof, based in each case on such considerations as the Committee determines;

(e) Determine whether, to what extent, and in what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or whether an Award may be canceled, forfeited, exchanged or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i) Subject to the provisions of <u>Section 3.3(d)</u>, <u>Section 14.1</u> and, <u>Section 15.2</u>, amend or modify any outstanding Award to the extent the terms of such Award are within the power and authority of the Committee as provided under the Plan;

(j) Interpret the terms of, and determine any matter arising pursuant to, the Plan or any Award Agreement, including, without limitation, correcting any defects or supplying any omissions or reconciling any inconsistency in the Plan or in any Award Agreement;

(k) Determine the effect of all matters and questions relating to whether a Participant has experienced a Termination of Employment (or a Termination of Service with respect to a member of the Board); and

(l) Make all other decisions or determinations that may be required pursuant to the Plan or an Award Agreement as the Committee deems necessary or advisable to administer the Plan.

Any action authorized to be taken by the Committee pursuant to the Plan may be taken or not taken by the Committee in the exercise of its discretion as long as such action or decision not to act is not inconsistent with a provision of this Plan.

3.4 DECISIONS BINDING. The Committee's interpretation of the Plan or any Award Agreement and all decisions and determinations by the Committee with respect to the Plan and any Award are final, binding, and conclusive on all parties. All authority of the Board and the Committee with respect to Awards issued pursuant to this Plan, including the authority to amend outstanding Awards, shall continue after the Expiration Date so long as any Award remains outstanding.

3.5 DELEGATION OF AUTHORITY. As permitted by law and the rules of any established securities market on which the Stock is traded, the Committee may delegate any authority granted to it pursuant to this Plan; provided, however, that the Committee may not delegate to the Company's executive officers the power and authority to make, cancel, or suspend Awards to executive officers or members of the Board Any delegation made pursuant to this Section 3.5 shall be subject to such restrictions or limitations as may be imposed by the Committee and may be revoked or modified by the Committee at any time.

ARTICLE 4
SHARES SUBJECT TO THE PLAN

4.1 NUMBER OF SHARES. Subject to the possible increases provided by Section 4.2 with respect to shares of Stock that become available under the 2012 Plan and the other Prior Plans and adjustments as provided in Section 4.4, the aggregate number of shares of Stock reserved and available for grant (or to be used to determine the value of an Award payable in cash) pursuant to the Plan is the same number of shares of Stock that were authorized but unissued under the 2012 Plan as of the Effective Date.

4.2 SHARE COUNTING. For purposes of determining the number of shares of Stock available for Award under the Plan from time-to-time:

(a) The number of shares of Stock available for grant under this Plan shall be reduced by one (1) share of Stock for each share subject to an Award granted under this Plan.

(b) If any Award granted under this Plan, or any award outstanding under the 2012 Plan and any Prior Plan on or after the Effective Date, is forfeited, terminated, canceled or otherwise expires, the number of shares of Stock subject to such Award, 2012 Plan award or Prior Plan award, shall thereafter be available for grant or added to the shares of Stock available for grant under this Plan on a one-for-one basis.

(c) If shares of Stock are not delivered in connection with any Award because the Award is settled in cash, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of Stock available for delivery under the Plan and will again be available for grant.

(d) The exercise of a stock-settled SAR or broker-assisted "cashless" exercise of an Option (or a portion thereof) will reduce the number of shares of Stock available for issuance by the entire number of shares of Stock subject to that SAR or Option (or applicable portion thereof), even though a smaller number of shares of Stock will be issued upon such an exercise.

(e) Dividend Equivalent Awards paid in Stock shall be counted against the shares available for issuance under the Plan by the number of shares of Stock used to satisfy such Dividend Equivalent Award.

(f) Shares of Stock tendered to pay the exercise price of an Option or tendered, withheld or otherwise relinquished by the Participant to satisfy a tax withholding obligation arising in connection with any Award will not become available for grant under the Plan. Moreover, shares of Stock purchased on the open market with cash proceeds generated by the exercise of an Option will not increase or replenish the number of shares available for grant.

(g) If the provisions of this Section 4.2 are inconsistent with the requirements of any regulations promulgated by the Internal Revenue Service pursuant to Section 422 of the Code, the provisions of such regulations shall control over the provisions of this Section 4.2, but only as this Section 4.2 applies to Incentive Stock Options.

(h) The Committee may adopt such other reasonable rules and procedures as it deems to be appropriate for purposes of determining the number of shares of Stock that are available for grant pursuant to Section 4.1.

4.3 STOCK DISTRIBUTED. Any shares of Stock delivered pursuant to an Award may consist, in whole or in part, of authorized but unissued Stock or treasury Stock or Stock purchased on the open market.

4.4 ADJUSTMENTS. In the event of any issuance of rights or warrants to purchase securities, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other distribution with respect to the shares of Stock, or any similar corporate transaction or event in respect of the Stock, then the Committee shall, in the manner and to the extent that it deems appropriate and equitable to the Participants and not inconsistent with the terms of this Plan, cause a proportionate adjustment to be made in (a) the maximum numbers of shares of Stock provided in Section 4.1, (b) the maximum numbers of shares of Stock set forth in Section 11.2(f) and any other similar numeric limit expressed in the Plan, (c) the number of shares of Stock, units, or other rights subject to the then outstanding Awards, (d) the price, if applicable, for each share of Stock or unit or other right subject to then outstanding Awards without change in the aggregate purchase price or value as to which such Awards remain exercisable or subject to restrictions, (e) the performance targets or goals appropriate to any outstanding Awards, or (f) any other terms of an Award that are affected by the event. Moreover, in the event of any such transaction or occurrence, the Committee may provide in substitution for any or all outstanding Awards such alternative consideration (including cash) as it, in good faith, may determine to be equitable under the circumstances and may require in connection therewith the surrender of all Awards so replaced. The foregoing provisions of this Section 4.4 also apply to any merger, consolidation, liquidation, spin-off or split-off of the Company or any Affiliate, but only to the extent that the application of the provisions of this Section 4.4 are consistent with the provisions of Article 14 if such transaction constitutes a Change of Control. Any adjustments made pursuant to this Section 4.4 shall be made in a manner consistent with the requirements of Section 409A of the Code and, in the case of Incentive Stock Options, any such adjustments shall be made in a manner consistent with the requirements of Section 424(a) of the Code.

4.5 NO OTHER RIGHTS. Except as expressly provided in Article 9 or Article 14, no Participant shall have any rights by reason of any merger, consolidation, liquidation, issuance of rights or warrants to purchase securities, recapitalization, reclassification, stock dividend, spin-off, split-off, stock split, reverse stock split or other distribution with respect to the shares of Stock, or any similar corporate transaction or event in respect of the Stock. Except as expressly provided in Article 14, no issuance by the Company of shares of Stock of any class, or securities convertible into shares of Stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to an Award or the exercise price of any Award.

4.6 <u>REPLACEMENT AWARDS</u>. In the event of any corporate transaction in which the Company or an Affiliate acquires a corporate entity which, at the time of such transaction, maintains an equity compensation plan pursuant to which awards of stock options, stock appreciation rights, restricted stock, performance shares, performance share units, stock grants, stock units, dividend equivalents, restricted stock units or any other form of equity based compensation are then outstanding (the "<u>Acquired Plan</u>"), the Committee may make Awards to assume, substitute or convert such outstanding awards in such manner as may be determined to be appropriate and equitable by the Committee; provided, however, that the number of shares of Stock subject to any Award shall always be a whole number by rounding any fractional share to the nearest whole share. Options or SARs issued pursuant to this <u>Section 4.6</u> shall not be subject to the requirement that the exercise price of such Award not be less than the Fair Market Value of Stock on the date the Award is granted. Shares used in connection with an Award granted in substitution for an award outstanding under an Acquired Plan under this <u>Section 4.6</u> shall not be counted against the number of shares of Stock reserved under this Plan under <u>Section 4.1</u>. Any shares of Stock authorized and available for issuance under the Acquired Plan shall, subject to adjustment as described in <u>Section 4.4</u>, be available for use in making Awards under this Plan with respect to persons eligible under such Acquired Plan, by virtue of the Company's assumption of such Acquired Plan, consistent with the rules of any national securities exchange on which the Stock is then listed, as such rules may be amended or replaced from time to time.

4.7 <u>MAXIMUM AWARD PAYABLE TO NON-EMPLOYEE DIRECTORS</u>. Notwithstanding any other provision in the Plan to the contrary, the aggregate grant date fair value (computed as of the Date of Grant in accordance with applicable financial accounting rules) of all Awards granted to any non-employee member of the Board during any single calendar year, plus the aggregate amount of all cash fees earned and paid or payable to such director for services rendered for the same year, shall not exceed $500,000.

ARTICLE 5
ELIGIBILITY AND PARTICIPATION

5.1 <u>ELIGIBILITY</u>. Persons eligible to participate in this Plan include non-employee members of the Board and employees and officers of the Company; members of the board of directors (or other governing board), officers and employees of any Affiliate; and, to the extent permitted by law and the rules of any established securities market on which the Stock is traded, members of the board of directors (or other governing board), officers and employees of any entity of which the Company or an Affiliate, directly or indirectly, owns 20% or more of the voting or economic interest. The Committee may determine on a case-by-case basis to make Awards under the Plan to Consultants on such terms as it may determine, consistent with the provisions of the Plan. Prospective Participants to whom Awards are granted in connection with written offers of an employment or service agreement with the Company or an Affiliate also may be granted Awards. The provisions of any Award granted to a prospective Participant must specifically provide that no portion of the Award will vest, become exercisable or be issued prior to the date on which such individual becomes employed by or begins providing services to the Company or any Affiliate.

5.2 <u>ACTUAL PARTICIPATION</u>. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all eligible Participants those to whom Awards shall be granted and shall determine the nature and amount of each Award.

ARTICLE 6
GENERAL RULES APPLICABLE TO ALL AWARDS

6.1 AWARD AGREEMENTS. All Awards shall be evidenced by an Award Agreement. The Award Agreement shall include such terms and provisions as the Committee determines to be appropriate. The terms of the Award Agreement may vary depending on the type of Award, the employee or classification of the employee to whom the Award is made and such other factors as the Committee determines to be appropriate.

6.2 STAND-ALONE AND TANDEM AWARDS. Awards granted pursuant to the Plan may be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan, the 2012 Plan or any Prior Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

6.3 TERM OF AWARD. The term of each Award shall be for the period determined by the Committee, provided that in no event shall the term of any Option or Stock Appreciation Right exceed a period of ten years from the Date of Grant.

6.4 TERMINATION OF SERVICE. Subject to the provisions of this Plan, the Committee shall determine and set forth in the applicable Award Agreement the extent to which a Participant shall have the right to retain and/or exercise an Award following Termination of Employment (or Termination of Service in the case of a member of the Board). Such provisions need not be uniform among all types of Awards and may reflect distinctions based on the reasons for such terminations, including but not limited to, death, Disability, a Change of Control, a termination for cause or reasons relating to the breach or threatened breach of restrictive covenants.

6.5 FORM OF PAYMENT FOR AWARDS. Subject to the terms of the Plan, the Award Agreement and any applicable law, payments or transfers to be made by the Company or an Affiliate on the grant, exercise or settlement of an Award may be made in such forms as the Committee determines at or after the time of grant, including, without limitation, cash, Stock, other Awards, or other property, or any combination, and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case determined in accordance with rules adopted by the Committee.

ARTICLE 7
RESTRICTED STOCK AND RESTRICTED STOCK UNIT AWARDS

7.1 GRANT OF RESTRICTED STOCK.

(a) **Issuance and Restrictions**. Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to receive dividends or vote the Restricted Stock). These restrictions may lapse separately or in combination at such times, in such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter. Except as otherwise provided in the Award Agreement, Participants holding shares of Restricted Stock may not exercise voting rights with respect to the shares of Restricted Stock during the restriction period.

(b) **Forfeiture**. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon a Termination of Employment (or Termination of Service in the case of a member of the Board) during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited; provided, however, that the Committee may provide in any Restricted Stock Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of a Termination of Employment (or Termination of Service in the case of a member of the Board) resulting from specified causes. The Committee also may waive in whole or in part any other restrictions or forfeiture conditions relating to a Restricted Stock Award.

(c) **Certificates for Restricted Stock**. Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, the certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may retain physical possession of the certificate until such time as all applicable restrictions lapse.

7.2 RESTRICTED STOCK UNIT AWARDS. Restricted Stock Unit Awards will grant the Participant the right to receive a specified number of shares of Stock, or a cash payment equal to the Fair Market Value (determined as of a specified date) of a specified number of shares of Stock, subject to any vesting or other restrictions deemed appropriate by the Committee. These restrictions may lapse separately or in combination at such times, in such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon a Termination of Employment (or Termination of Service in the case of a member of the Board) during the applicable restriction period, Restricted Stock Units that are at that time subject to restrictions shall be forfeited; provided, however, that the Committee may provide in any Restricted Stock Unit Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock Units will be waived in whole or in part in the event of a Termination of Employment (or Termination of Service in the case of a member of the Board) resulting from specified causes. The Committee also may waive in whole or in part any other restrictions or forfeiture conditions relating to a Restricted Stock Unit Award. Payment for Restricted Stock Units shall be made in the manner and at the time designated by the Committee in the Award Agreement. In the Award Agreement, the Committee may provide that payment will be made in cash or Stock, or in a combination thereof.

ARTICLE 8
STOCK GRANT AND STOCK UNIT AWARDS

8.1 STOCK GRANT AWARDS. A Stock Grant Award grants the Participant the right to receive (or purchase at such price as determined by the Committee) a designated number of shares of Stock free of any vesting restrictions. The purchase price, if any, for a Stock Grant Award shall be payable in cash or other form of consideration acceptable to the Committee. A Stock Grant Award may be granted or sold as described in the preceding sentence in respect of past services or other valid consideration, or in lieu of any cash compensation due to such Participant.

8.2 STOCK UNIT AWARDS. A Stock Unit Award grants the Participant the right to receive a designated number of shares of Stock, or a cash payment equal to the Fair Market Value (determined as of a specified date) of a designated number of shares of Stock, in the future free of any vesting restrictions. A Stock Unit Award may be granted as described in the preceding sentence in respect of past services or other valid consideration, or in lieu of any cash compensation due to such Participant.

ARTICLE 9
DIVIDEND EQUIVALENT AWARDS

9.1 <u>DIVIDEND EQUIVALENT AWARDS</u>. A Dividend Equivalent Award will grant the Participant the right to receive a payment based on the dividends declared on the shares of Stock that are subject to any Restricted Stock Unit, Stock Unit, Performance Share Unit or Performance Share Award, to be credited as of dividend payment dates during the period between the Date of Grant and the date the Award is exercised, vests or expires, as determined by the Committee. In no event may a Dividend Equivalent Award made with respect to a Restricted Stock Unit Award that vests based on the achievement of Performance Goals, or with respect to a Performance Share Unit or Performance Share Award, be paid unless and until such Award vests or is earned by satisfaction of the applicable Performance Goals. A Dividend Equivalent Award shall initially be expressed in terms of cash or shares of Stock, depending on the way in which the dividends to which it relates are declared. Such Award shall be converted to cash or additional shares of Stock, as the case may be, by such formula and at such time and subject to such limitations as may be determined by the Committee. A Dividend Equivalent Award may not be made in connection with any Option, SAR or Performance Cash Award. A Dividend Equivalent may be paid with interest if so provided in an Award Agreement.

ARTICLE 10
PERFORMANCE SHARES; PERFORMANCE SHARE UNITS;
AND PERFORMANCE CASH AWARDS

10.1 <u>PERFORMANCE SHARE AWARDS</u>. A Performance Share Award grants the Participant the right to receive a specified number of shares of Stock depending on the satisfaction of any one or more Performance Goals during one or more Performance Periods, as determined by the Committee. Subject to <u>Article 14</u>, payment for vested Performance Shares shall be made in Stock.

10.2 <u>PERFORMANCE SHARE UNIT AWARDS</u>. A Performance Share Unit Award grants the Participant the right to receive a specified number of shares of Stock or a cash payment equal to the Fair Market Value (determined as of a specified date) of a specified number of shares of Stock depending on the satisfaction of any one or more Performance Goals during one or more Performance Periods, as determined by the Committee. Payment for Performance Share Unit Awards shall be made in Stock or cash, or in a combination thereof, as specified in the Award Agreement.

10.3 <u>PERFORMANCE CASH AWARDS</u>. A Performance Cash Award grants the Participant the right to receive an amount of cash depending on the satisfaction of any one or more Performance Goals during one or more Performance Periods, as determined by the Committee.

10.4 <u>PERFORMANCE GOALS; PERFORMANCE PERIODS</u>. The Performance Goals and Performance Periods applicable to any Performance Share, Performance Share Unit or Performance Cash Award shall be based on the Performance Goals and Performance Periods selected by the Committee and designated in the Award Agreement.

ARTICLE 11
STOCK OPTIONS

11.1 <u>GENERAL</u>. Option Awards are subject to the following terms and conditions:

(a) **<u>Exercise Price</u>**. The exercise price per share of Stock pursuant to an Option shall be equal to the Fair Market Value of one share of Stock as of the Date of Grant unless the Committee sets a higher exercise price in the Award Agreement.

       (b) **Time and Conditions of Exercise**. Unless the Committee specifies otherwise in the Award Agreement, the Option shall become exercisable in equal annual installments on the anniversaries of the Date of Grant and shall expire on the earlier of the Participant's Termination of Employment (or Termination of Service in the case of a member of the Board) or the tenth anniversary of the Date of Grant. The Committee also may prescribe performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

       (c) **Payment**. The exercise price for any Option shall be paid in cash or shares of Stock held for longer than six months (through actual tender or by attestation). In the Award Agreement, the Committee also may prescribe other methods by which the exercise price of an Option may be paid and the form of payment (except payment may not be made in the form of a promissory note) including, without limitation, any net-issuance arrangement or other property acceptable to the Committee (including broker-assisted "cashless exercise" arrangements), and the methods by which shares of Stock shall be delivered or deemed to be delivered to Participants.

       (d) **Repricing of Options**. Notwithstanding any other provision in the Plan to the contrary, without approval of the Company's shareholders, the Committee may not amend or modify downward, or lower or reprice the exercise price of any previously granted Option after the Date of Grant or take any action that would be treated as a repricing under applicable listing rules of any national securities exchange on which the Stock is then listed, quoted, or traded. In addition, an Option may not be surrendered in consideration of or exchanged for cash, other Awards or a new Option having an exercise price below the exercise price of the Option being surrendered or exchanged, except in connection with a Change of Control or as otherwise provided in Section 4.4 with respect to an adjustment in capitalization.

   11.2 INCENTIVE STOCK OPTIONS. Incentive Stock Options, which are Options intended to meet the requirements of Section 422 of the Code, shall be granted only to Participants who are employees. The terms of any Incentive Stock Options granted pursuant to the Plan must comply with the requirements of Section 11.1 and the following additional provisions:

       (a) **Exercise**. In no event may any Incentive Stock Option be exercisable for more than ten years from the Date of Grant.

       (b) **Lapse of Option**. An Incentive Stock Option shall lapse in the following circumstances:

          (1) The Incentive Stock Option shall lapse ten years from the Date of Grant, unless an earlier time is specified in the Award Agreement;

          (2) The Incentive Stock Option shall lapse upon a Termination of Employment for any reason other than the Participant's death or Disability, unless otherwise provided in the Award Agreement; and

          (3) If the Participant incurs a Termination of Employment on account of death or Disability before the Option lapses pursuant to paragraph (1) or (2) above, the Incentive Stock Option shall lapse on the earlier of (i) the scheduled expiration date of the Option, or (ii) 12 months after the date of the Participant's Termination of Employment on account of death or Disability. Upon the Participant's death or Disability, any Incentive Stock Options exercisable at the Participant's death or Disability may be exercised by the Participant's legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant's last will and testament in the case of death, or, if the Participant fails to make testamentary disposition of such Incentive Stock Option or dies intestate, by the person or persons entitled to receive the Incentive Stock Option pursuant to the applicable laws of descent and distribution.

(c) **Individual Dollar Limitation**. The aggregate Fair Market Value (determined as of the time an Award is made) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any one calendar year may not exceed $100,000 or such other limitation as may then be imposed by Section 422(d) of the Code or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

(d) **Ten Percent Owners**. An Incentive Stock Option may be granted to any employee who, at the Date of Grant, owns stock possessing more than ten percent of the total combined voting power of all classes of Stock of the Company only if such Option is granted at a price that is not less than 110% of Fair Market Value on the Date of Grant and the Option is exercisable for no more than five years from the Date of Grant.

(e) **Right to Exercise**. Except as provided in Section 11.2(b)(3), during a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

(f) **Limitations on Number of Shares Subject to Awards**. The maximum number of shares that may be issued under the Plan as Incentive Stock Options is 1,000,000.

(g) **Notice of Disqualifying Disposition**. If any Participant shall make any disposition of Stock delivered pursuant to the exercise of an Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions) or any successor provision of the Code, such Participant shall notify the Company of such disposition within ten days of such disposition.

ARTICLE 12
STOCK APPRECIATION RIGHTS

12.1 GENERAL. SAR Awards are subject to the following terms and conditions:

(a) **Time and Conditions of Exercise**. Unless the Committee specifies otherwise in the Award Agreement, the SAR shall become exercisable in equal annual installments on the anniversaries of the Date of Grant and shall expire on the earlier of the Participant's Termination of Employment (or Termination of Service in the case of a member of the Board) or the tenth anniversary of the Date of Grant. The Committee also may prescribe performance or other conditions, if any, that must be satisfied before all or part of a SAR may be exercised.

(b) **Payment of SAR Amount**. Upon exercise of the SAR, the Participant shall be entitled to receive payment of an amount determined by multiplying (a) the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise over the Fair Market Value (or such higher amount determined by the Committee at the Date of Grant) of a share of Stock on the Date of Grant by (b) the number of shares with respect to which the SAR is exercised. Unless the Committee provides otherwise in the Award Agreement, payment for the SAR shall be made in shares of Stock having a Fair Market Value as of the date of exercise equal to the amount of the payment due. The Committee may provide in the Award Agreement that payment for the SARs will be made in cash within 30 days following the date of exercise.

(c) **Repricing of SARs**. Notwithstanding any other provision in the Plan to the contrary, without approval of the Company's shareholders, the Committee may not amend or modify downward, or lower or reprice the exercise price of any previously granted SAR after the Date of Grant or take any action that would be treated as a repricing under applicable listing rules of any national securities exchange on which the Stock is then listed, quoted, or traded. In addition, a SAR may not be surrendered in consideration of or exchanged for cash, other Awards or a new SAR having an exercise price below the exercise price of the SAR being surrendered or exchanged, except in connection with a Change of Control or as otherwise provided in Section 4.4 with respect to an adjustment in capitalization.

ARTICLE 13
OTHER PROVISIONS APPLICABLE TO ALL AWARDS

13.1 LIMITATION ON AWARDS WITH RAPID OR NO VESTING. No more than five percent in the aggregate of the shares of Stock available for grant or reference purposes pursuant to Section 4.1 may be subject to the following types of Awards:

(a) Stock Grants or Stock Units other than those awarded to members of the Board or members of the board of directors of APS pursuant to regular retainer arrangements;

(b) Options that become fully vested prior to the third anniversary of the Date of Grant;

(c) SARs that becomes fully vested prior to the third anniversary of the Date of Grant;

(d) Restricted Stock or Restricted Stock Units with respect to which the restrictions lapse solely based on the passage of time and which vest in less than three years;

(e) Restricted Stock or Restricted Stock Units with respect to which the restrictions lapse based on the satisfaction of Performance Goals and that fully vest before the expiration of the one-year period following the Date of Grant; and

(f) Performance Shares or Performance Share Units that fully vest before the expiration of the one-year period following the Date of Grant.

An Award will not be included in the aggregate Awards subject to the requirements of this Section 13.1 solely because the Award Agreement provides for the immediate vesting of the Award upon a Participant's death or Disability or upon the occurrence of a Change of Control. In addition, replacement Awards granted pursuant to Section 4.6 shall be disregarded in calculating compliance with the limitations of this Section 13.1. In addition, an Award will not be included in the aggregate Awards subject to the requirements of this Section 13.1 solely because the Award Agreement provides that an incremental portion of the Award may become vested proportionally during the vesting periods described above. For example, an Option or SAR that becomes vested in equal monthly, quarterly or annual increments over a period of three years will not be subject to the limitations of this Section 13.1.

13.2 LIMITS ON TRANSFER.

(a) **General**. Except as provided in Section 13.2(b) or Section 13.3, no right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to, or in favor of, any party other than the Company or an Affiliate, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or an Affiliate. Except as provided in Section 13.2(b) or Section 13.3, and except as otherwise provided by the Committee, no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution or pursuant to a domestic relations order (that would otherwise qualify as a qualified domestic relations order as defined in the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, but for the fact that the order pertains to an Award) in favor of a spouse or, if applicable, until the expiration of any period during which any restrictions are applicable or any Performance Period as determined by the Committee. Notwithstanding any provision of the Plan to the contrary, the Incentive Stock

Options granted under the Plan shall not be transferable in any way that would violate Treasury Regulation Section 1.422-(a)(2).

       (b) **Transfers to Family Members**. The Committee shall have the authority to adopt a policy that is applicable to existing Awards, new Awards, or both, which permits a Participant to transfer Awards during his or her lifetime to any Family Member. In the event an Award is transferred as permitted by such policy, such transferred Award may not be subsequently transferred by the transferee (other than another transfer meeting the conditions set forth in the policy) except by will or the laws of descent and distribution. A transferred Award shall continue to be governed by and subject to the terms and limitations of the Plan and relevant Award Agreement, and the transferee shall be entitled to the same rights as the Participant, as if the transfer had not taken place.

       13.3 BENEFICIARIES. Notwithstanding Section 13.2, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death, and, in accordance with Section 11.2(b)(3), upon the Participant's Disability. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is provided to the Company.

       13.4 STOCK CERTIFICATES. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange or quotation system on which the shares of Stock are listed, quoted or traded. All Stock certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Committee may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations, as the Board deems advisable in order to comply with any such laws, regulations, or requirements.

       13.5 DEFERRAL PURSUANT TO DEFERRED COMPENSATION PLAN. The Award Agreement for any Award other than an Option or Restricted Stock Award may allow the Participant to defer receipt of any compensation attributable to the Award pursuant to the terms and provisions of the Deferred Compensation Plan of 2005 for Employees of Pinnacle West Capital Corporation and Affiliates or any successor or other non-qualified deferred compensation plan. Any such Award Agreement shall comply with the requirements of Section 409A of the Code.

13.6 <u>CLAWBACK</u>. Notwithstanding any provision of the Plan to the contrary, any portion of the payments and benefits provided in connection with any Award granted pursuant to the Plan shall be subject to recapture or clawback to the fullest extent called for by the Company's Clawback Policy, as may be in effect from time to time, and to the extent necessary to comply with applicable law, including, but not limited to, the final rules issued by the Securities and Exchange Commission and any national securities exchange on which the Stock is then listed pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified in Section 10D of the Exchange Act, or Section 304 of the Sarbanes-Oxley Act of 2002. The Committee also may include other clawback provisions in the Award Agreement as it determines to be appropriate. By accepting an Award, each Participant agrees to be bound by, and comply with, the terms of any such recapture or clawback provisions and with any Company request or demand for recapture or clawback.


ARTICLE 14
CHANGE OF CONTROL


14.1 <u>GENERAL RULE</u>. Unless the Committee, with the approval of the Board, provides otherwise in an Award Agreement, if a Change of Control occurs, immediately prior to the Change of Control:

(a) Any and all Options and SARs granted hereunder shall become exercisable immediately before the closing of the transaction that will result in the Change of Control and all necessary steps shall be taken to allow the Participants to immediately exercise such Options or SARs so that any Stock issued upon such exercise shall be able to participate in the transaction that results in the Change of Control. If pursuant to the terms of the Award Agreement, a SAR is to be paid in cash, the SAR will be deemed to be exercised on the closing of the transaction that results in the Change of Control. The cash payment then will be made within ten days following the closing of the transaction that results in the Change of Control.

(b) Any time based or other restrictions imposed on Restricted Stock or Restricted Stock Units shall lapse. All Restricted Stock Units and Stock Units shall become immediately payable and shall be paid in Stock or cash, in accordance with the terms of the applicable Award Agreement. All necessary steps shall be taken to allow any Stock issued in payment for the Restricted Stock Units or Stock Units (and any shares of Restricted Stock that become unrestricted) to participate in the transaction that results in the Change of Control. If pursuant to the terms of the Award Agreement, a Restricted Stock Unit is to be paid in cash, the Restricted Stock Unit will be settled as of the closing of the transaction that results in the Change of Control and the cash payment then will be made within ten days following the closing of the transaction that results in the Change of Control.

(c) Any Awards of Performance Shares or Performance Share Units that are payable in Stock shall be converted to Stock Grants, which shall be immediately vested. All Stock payable in connection with the Stock Grant shall be issued immediately before the closing of the transaction that will result in the Change of Control and all necessary steps shall be taken to allow any Stock so issued to participate in the transaction that result in the Change of Control. In converting Performance Shares or Performance Share Units to a Stock Grant, the Participants shall receive the number of shares of Stock that would have been earned at the target level of performance; provided, however, that if, in the judgment of the Committee, the level of performance as of the last day of the month that is at least 30 days prior to the closing of the transaction that results in the Change of Control is reasonably ascertainable and such performance exceeds the target level of performance, the Participants shall receive the number of shares of Stock that would have been earned at such attained level of performance rather than the target level of performance.

Whether the attained level of performance exceeds the target level will be determined on a goal-by-goal basis. For example, if four equally weighted goals are established in connection with a particular Award, and the attained level of performance exceeds the target level for one of such goals, 25% of the Award will be earned at the attained level and the remaining 75% will be earned at the target level.

(d) Any Awards of Performance Share Units that are payable in cash shall become immediately vested. The Participants then shall receive a cash payment equal to the Fair Market Value of the specified number of shares of Stock payable pursuant to the Award at the target level of performance; provided, however, that if, in the judgment of the Committee, the level of performance as of the last day of the month that is at least 30 days prior to the closing of the transaction that results in the Change of Control is reasonably ascertainable and such performance exceeds the target level of performance, such attained level of performance shall be used. Whether the attained level of performance exceeds the target level will be determined on a goal-by-goal basis as further described in Section 14.1(c). The cash payment then will be made within ten days following the closing of the transaction that results in the Change of Control.

(e) Performance Cash Awards shall be deemed to be satisfied and earned at the target level of performance; provided, however, that if, in the judgment of the Committee, the level of performance as of the last day of the month that is at least 30 days prior to the closing of the transaction that results in the Change of Control is reasonably ascertainable and such level and such performance exceeds the target level of performance, such attained level of performance shall be used. Whether the attained level of performance exceeds the target level will be determined on a goal-by-goal basis as further described in Section 14.1(c). Performance Cash Awards then shall be paid within ten days following the closing of the transaction that results in the Change of Control.

(f) Any Dividend Equivalent Awards shall be paid in cash or Stock as determined in accordance with the applicable Award Agreement. All Stock payable in connection with the Dividend Equivalent shall be issued immediately before the closing of the transaction that will result in the Change of Control and all necessary steps shall be taken to allow any Stock so issued to participate in the transaction that result in the Change of Control. Any cash payment shall be made within ten days following the closing of the transaction that results in the Change of Control.

(g) With respect to an Award that the Company concludes is subject to Section 409A of the Code, a Change of Control may not result in the acceleration of the timing of any payment unless the transaction that results in the Change of Control also constitutes a "change of control event" as such term is used in Treasury Regulation Section 1.409A-3(i)(5). Such transaction shall be considered to be a Change of Control for all other purposes of such an Award, however, unless prohibited by regulations issued pursuant to Section 409A. For example, such transaction will result in the lapse of any time based or other restrictions on a Restricted Stock or Restricted Stock Unit Award. If due to the above provisions the payment of an Award may not be accelerated, the Board, prior to the Change of Control, shall take such action as it in good faith determines to be necessary to assure that there will be no material impairment to either the value of the Award to the Participant or the Participant's opportunity for future appreciation in respect of such Award.

14.2 BOARD OVERRIDE. Notwithstanding the foregoing provisions of Section 14.1, the Board, prior to a Change of Control, may determine that no Change of Control shall be deemed to have occurred or that some or all of the enhancements to the rights of Participants under all or a portion of the outstanding Awards upon a Change of Control, as provided under Section 14.1

or the Award Agreement, shall not apply to specified Awards. The Board may exercise such override authority only if, before or immediately upon the occurrence of the specified event that would otherwise constitute a Change of Control, the Board, as constituted prior to the Change of Control, reasonably concludes, in good faith, that: (a) Participants holding Awards affected by action of the Board under this Section 14.2 shall be protected by legally binding obligations of the Company or the surviving entity or the parent thereof because such Awards (A) shall remain outstanding following consummation of all transactions involved in or contemplated by such Change of Control or (B) shall be assumed and adjusted by the surviving entity resulting from such transactions or the parent thereof, or (C) shall be exchanged for new awards issued by the surviving entity resulting from such transaction or the parent thereof; and (b) changes in the terms of the Award resulting from such transactions will not materially impair the value of the Awards to the Participants or their opportunity for future appreciation in respect of such Awards. The Board may exercise such override authority with respect to an Award which the Company concludes is subject to (and not excepted from) the requirements of Section 409A of the Code only in a manner and to the extent permissible under Section 409A.

14.3 PARTICIPANT CONSENT NOT REQUIRED. Nothing in this Article 14 or any other provision of this Plan is intended to provide any Participant with any right to consent to or object to any transaction that might result in a Change of Control and each provision of this Plan shall be interpreted in a manner consistent with this intent. Similarly, nothing in this Article 14 or any other provision of this Plan is intended to provide any Participant with any right to consent to or object to any action taken by the Board pursuant to Section 14.2.


ARTICLE 15
AMENDMENT, MODIFICATION, AND TERMINATION


15.1 AMENDMENT, MODIFICATION, AND TERMINATION OF THE PLAN. With the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; provided, however, that any such action of the Committee shall be subject to the approval of the shareholders to the extent necessary to comply with any applicable law, regulation, or rule of the stock exchange on which the shares of Stock are listed, quoted or traded. Without limiting the forgoing, and except as provided in Section 4.4, neither the Board nor the Committee may, without the approval of shareholders (a) increase the number of shares available for grant under the Plan, (b) permit the Committee to grant Options or SARs with an exercise price that is below Fair Market Value on the Date of Grant, (c) permit the Committee to extend the exercise period for an Option or SAR beyond ten years from the Date of Grant, (d) reprice or reduce the exercise price or base value of any previously granted Options or SARs (or take any action that would be treated as a repricing under applicable listing rules of the stock exchange on which the Stock is then listed, quoted or traded, and (e) amend any provision of the Plan (including but not limited to Section 11.1(d) and Section 12.1(c)) to permit the repricing of any previously granted Options or SARs.

15.2 AWARDS PREVIOUSLY GRANTED. Except as provided in the next sentence, no termination, amendment, or modification of the Plan or any Award Agreement shall adversely affect in any material way the rights of the holder under any Award previously granted pursuant to the Plan without the prior written consent of the holder of the Award. The consent of the holder of an Award is not needed if the change (a) is required by law or regulation, (b) does not adversely affect in any material way the rights of the holder, or (c) is required to comply with the provisions of Section 409A of the Code and applicable regulations or other interpretive authority. Additional rules relating to amendments to the Plan or any Award Agreement to assure compliance with Section 409A of the Code are set forth in Section 16.16.

ARTICLE 16
GENERAL PROVISIONS

16.1 NO RIGHTS TO AWARDS. No Participant, employee, or other person shall have any right to be selected to receive an Award, or having been so selected, to be selected to receive a future Award, except as otherwise provided by an agreement, the relevant provisions of which have been approved by the Committee. Neither the Company nor the Committee is obligated to treat Participants, employees, and other persons uniformly.

16.2 NO SHAREHOLDERS RIGHTS. No Award gives the Participant any of the rights of a shareholder of the Company unless and until unrestricted shares of Stock are issued to the Participant or the restrictions on any shares previously issued lapse, except as specifically otherwise provided in the Plan or the Award Agreement.

16.3 WITHHOLDING. The Company or any Affiliate shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. With the Committee's consent as expressed in an Award Agreement or in any policy adopted by the Committee, the Company may permit the Participant to satisfy a tax withholding requirement by (a) directing the Company to withhold shares of Stock to which the Participant is entitled pursuant to the Award in an amount necessary to satisfy the Company's applicable federal, state, local or foreign income and employment tax withholding obligations with respect to such Participant, (b) tendering previously-owned shares of Stock held by the Participant for six months or longer to satisfy the Company's applicable federal, state, local, or foreign income and employment tax withholding obligations with respect to the Participant, (c) a broker-assisted "cashless" transaction, or (d) personal check or other cash equivalent acceptable to the Company. To the extent alternative methods of withholding are available under applicable tax laws, the Company shall have the power to choose among such methods. Notwithstanding the foregoing or the provision of any Award Agreement, a Participant may not pay the amount of taxes required by law to be withheld using Stock if, in the opinion of counsel to the Company, there is a substantial likelihood that the use of such form of payment or the timing of such form of payment would subject the Participant to a substantial risk of liability under Section 16 of the Exchange Act, or there is a substantial likelihood that the use of such form of payment would result in adverse accounting treatment to the Company.

16.4 NO RIGHT TO CONTINUED EMPLOYMENT OR SERVICE. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Affiliate to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Affiliate.

16.5 UNFUNDED STATUS OF AWARDS. The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Affiliate. Although bookkeeping accounts may be established with respect to Participants under this Plan, any such accounts shall be used merely as a bookkeeping convenience. Neither the Participant nor any other persons shall have any interest in any fund or in any specific asset or assets of the Company or any other entity by reason of any Award, except to the extent provided hereunder.

16.6 RELATIONSHIP TO OTHER BENEFITS. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Affiliate, except as otherwise provided in such plan.

16.7 EXPENSES. The expenses of administering the Plan shall be borne by the Company.

16.8 TITLES AND HEADINGS. The titles and headings of the sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

16.9 FRACTIONAL SHARES. No fractional shares of Stock shall be issued pursuant to the Plan. Unless the Committee specifies otherwise in the Award Agreement or pursuant to any policy adopted by the Committee, cash will be given in lieu of fractional Shares.

16.10 SECURITIES LAW COMPLIANCE. With respect to any person who is, on the relevant date, obligated to file reports pursuant to Section 16 of the Exchange Act, transactions pursuant to this Plan are intended to comply with all applicable conditions of Rule 16b-3. Notwithstanding any other provision of the Plan, the Committee may impose such conditions on the exercise of any Award as may be required to satisfy the requirements of Rule 16b-3. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be void to the extent permitted by law and voidable as deemed advisable by the Committee.

16.11 GOVERNMENT AND OTHER REGULATIONS. The obligation of the Company to make payment of awards in Stock or otherwise shall be subject to all applicable laws, rules and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register pursuant to the Securities Act of 1933, as amended, any of the shares of Stock paid pursuant to the Plan. If the shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act of 1933, as amended, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption. The Committee shall impose such restrictions on any Award as it may deem advisable, including without limitation, restrictions under applicable federal securities law, under the requirements of any national securities exchange on which the Stock is then listed and under any blue sky or state securities laws applicable to such Award.

16.12 GOVERNING LAW. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the jurisdiction of incorporation of the Company.

16.13 SEVERABILITY. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed as deemed stricken as to such jurisdiction, person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

16.14 SUCCESSORS. All obligations of the Company under the Plan with respect to Awards shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect merger, consolidation, purchase of all or substantially all of the business and/or assets of the Company or otherwise.

16.15 SURVIVAL OF PROVISIONS. The rights, remedies, agreements, obligations and covenants contained in or made pursuant to this Plan, any Award Agreements and any notices or agreements made in connection with this Plan shall survive the execution and delivery of such notices and agreements and the delivery and receipt of such shares of Stock.

16.16 COMPLIANCE WITH SECTION 409A.

(a) **General Compliance**. Some of the types of Awards that may be granted pursuant to the Plan (including, but not necessarily limited to, Restricted Stock Unit Awards, Performance Share Awards, Performance Share Unit Awards, Performance Cash Awards and Stock Unit Awards) may be considered to be "non-qualified deferred compensation" subject to the requirements of Section 409A of the Code. If an Award is subject to the requirements of Section 409A of the Code, the Company intends (but cannot and does not guarantee) that the Award Agreement and this Plan comply fully with and meet all of the requirements of Section 409A of the Code or an exception thereto and the Award Agreement shall include such provisions, in addition to the provisions of this Plan, as may be necessary to assure compliance with Section 409A of the Code or an exception thereto. An Award subject to Section 409A of the Code also shall be administered in good faith compliance with the provisions of Section 409A of the Code as well as applicable guidance issued by the Internal Revenue Service and the Department of Treasury. To the extent necessary to comply with Section 409A of the Code, any Award that is subject to Section 409A of the Code may be modified, replaced or terminated by the Committee. Notwithstanding any provision of this Plan or any Award Agreement to the contrary, in the event that the Committee determines that any Award is or may become subject to Section 409A of the Code, the Company may adopt such amendments to the Plan and the related Award Agreements, without the consent of the Participant, or adopt other policies and procedures (including amendments, policies and procedures with retroactive effective dates), or take any other action that the Committee determines to be necessary or appropriate to either comply with Section 409A of the Code or to exclude or exempt the Plan or any Award from the requirements of Section 409A of the Code.

(b) **Delay for Specified Employees**. If, at the time of a Participant's Separation from Service, the Company has any Stock which is publicly traded on an established securities market or otherwise, and if the Participant is considered to be a Specified Employee, to the extent any payment for any Award is subject to the requirements of Section 409A of the Code and is payable upon the Participant's Separation from Service, such payment shall not commence prior to the first business day following the date which is six months after the Participant's Separation from Service (or if earlier than the end of the six-month period, the date of the Participant's death). Any amounts that would have been distributed during such six-month period will be distributed on the day following the expiration of the six-month period.

(c) **Prohibition on Acceleration or Deferral**. Under no circumstances may the time or schedule of any payment for any Award that is subject to the requirements of Section 409A of the Code be accelerated or subject to further deferral except as otherwise permitted or required pursuant to regulations and other guidance issued pursuant to Section 409A of the Code. If the Company fails to make any payment pursuant to the payment provisions applicable to an Award that is subject to Section 409A of the Code, either intentionally or unintentionally, within the time period specified in such provisions, but the payment is made within the same calendar year, such payment will be treated as made within the specified time period. In addition, in the event of a dispute with respect to any payment, such payment may be delayed in accordance with the regulations and other guidance issued pursuant to Section 409A of the Code.

GLOSSARY

(a) "2012 Plan" means the Pinnacle West Capital Corporation 2012 Long-Term Incentive Plan.

(b) "Acquired Plan" means an equity compensation plan described by Section 4.6.

(c) "Affiliate" means any subsidiary or parent of the Company that is: (i) a member of a "controlled group of corporations" (within the meaning of Section 414(b) of the Code as modified by Section 415(h) of the Code) that includes the Company as a member of the group; or (ii) a member of a group of trades or businesses under common control (within the meaning of Section 414(c) of the Code as modified by Section 415(h) of the Code) that includes the Company as a member of the group. In applying Section 1563(a)(1), (2) and (3) of the Code for purposes of determining the members of a controlled group of corporations under Section 414(b) of the Code, the language "at least 50%" shall be used instead of "at least 80%" each place it appears in Section 1563(a)(1), (2) and (3) and in applying Treasury Regulation Section 1.414(c)-2 for purposes of determining the members of a group of trades or businesses (whether or not incorporated) that are under common control for purposes of Section 414(c) of the Code, the language "at least 50%" shall be used instead of "at least 80%" each place it appears in Treasury Regulation Section 1.414(c)-2. For purposes of determining whether an event constitutes a Change of Control as defined below, "Affiliate" status shall be determined on the day immediately preceding the date of the transaction or event.

(d) "APS" shall mean Arizona Public Service Company, an Affiliate of the Company and (except for purposes of determining whether a Change of Control has occurred) any successor corporation.

(e) "Award" means any Restricted Stock, Restricted Stock Unit, Stock Grant, Stock Unit, Dividend Equivalent, Performance Share, Performance Share Unit, Performance Cash, Option, or Stock Appreciation Right granted to a Participant under the Plan.

(f) "Award Agreement" means any written agreement, contract, or other instrument or document, including an electronic agreement or document, evidencing an Award.

(g) "Beneficial Owner" shall have the same meaning as given to that term in Rule 13d-3 of the Exchange Act, provided that any pledgee of the voting securities of the Company or APS shall not be deemed to be the Beneficial Owner thereof prior to its disposition of, or acquisition of voting rights with respect to, such securities.

(h) "Board" means the Board of Directors of the Company.

(i) "Change of Control" means and shall be deemed to have occurred as of the date of the occurrence of any of the following events:

(1) Any person, other than an Affiliate, through a transaction or series of transactions, is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company or APS representing 20% or more of the combined voting power of the then outstanding securities of the Company or APS, as the case may be; provided, however, that, for purposes of this clause (1), any acquisition directly from the Company of (A) securities of the Company or (B) securities of APS representing 40% or less of the voting power of the then outstanding securities of APS, shall not constitute a Change of Control;

(2) The closing of a merger or consolidation of (A) the Company with any other corporation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding

or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or an Affiliate, less than 60% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) APS with any other corporation which would result in the voting securities of APS outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or an Affiliate, less than 60% of the combined voting power of the securities of APS or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation; provided that, for purposes of this subparagraph (2), a merger or consolidation effected to implement a recapitalization of the Company or of APS (or similar transaction) in which no person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company or of APS representing 20% or more of the combined voting power of the then outstanding securities of the Company or of APS (excluding any securities acquired by that person directly from the Company or an Affiliate) shall not result in a Change of Control;

       (3) The sale, transfer or other disposition of all or substantially all of the assets of either the Company or APS to a person other than the Company or an Affiliate; or

       (4) Individuals who, as of the Effective Date, constitute the board of directors of the Company (the "Company Incumbent Board") or of APS (the "APS Incumbent Board") cease for any reason to constitute at least two-thirds of the members of the Company or APS board of directors, as the case may be; provided, however, that for purposes of this subparagraph (4), (A)(1) any person becoming a member of the Company board of directors after the Effective Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least two-thirds of the members then comprising the Company Incumbent Board will be considered as though such person were a member of the Company Incumbent Board and (2) the Company Incumbent Board shall not include a director whose initial assumption of office as a director was in connection with an actual or threatened election contest relating to the election of directors, and (B)(1) any person becoming a member of the APS board of directors after the Effective Date whose election, or nomination for election by APS' shareholder(s), was approved by a vote of at least two-thirds of the members then comprising the APS Incumbent Board or by the Company, as a majority shareholder of APS, considered as though such person were a member of the APS Incumbent Board and (2) the APS Incumbent Board shall not include a director whose initial assumption of office as a director was in connection with an actual or threatened election contest relating to the election of directors.

Notwithstanding the foregoing, a Change of Control will not be deemed to have occurred until (i) any required regulatory approval has been obtained, and (ii) the transaction that would otherwise be considered a Change of Control closes.

(j) "Code" means the Internal Revenue Code of 1986, as amended.

(k) "Committee" means the committee of the Board designated to administer the Plan pursuant to Section 3.1.

(l) "Company" means Pinnacle West Capital Corporation, an Arizona corporation and (except for purposes of determining whether a Change of Control has occurred) any successor corporation.

(m) "Consultant" means any consultant, adviser, or independent contractor who provides services to the Company or an Affiliate as an independent contractor and not as an employee; provided that the Consultant may become a Participant in this Plan only if he or she (i) is a natural person; (ii) provides bona fide services to the Company or an Affiliate; and (iii) provides services that are not in connection with the offer or sale of the Company's securities in a capital-raising transaction and do not promote or maintain a market for the Company's securities.

(n) "Date of Grant" means, as determined by the Committee, the latest to occur of (i) the date as of which the Committee approves an Award, (ii) the date on which an Award to a prospective employee, officer, or non-employee member of the Board first becomes effective, or (iii) such other date as may be specified by the Committee in the Award Agreement.

(o) "Disability" means "disability" as that term is defined in Section 22(e)(3) of the Code unless a different definition is provided in the Award Agreement.

(p) "Dividend Equivalent" means a right granted to a Participant pursuant to Article 9.

(q) "Effective Date" means the date set out in Section 2.1.

(r) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(s) "Expiration Date" means the date set out in Section 2.2.

(t) "Fair Market Value" means the closing price for the Stock as reported on the national securities exchange on which the Stock is then listed for that date or, if no such prices are reported for that date, the closing price on the next preceding date for which such prices were reported.

(u) "Family Member" means a Participant's spouse and any parent, stepparent, grandparent, child, stepchild, or grandchild, including adoptive relationships or a trust or any other entity in which these persons (or the Participant) have more than 50% of the beneficial interest.

(v) "Incentive Stock Option" means an Option granted pursuant to and in compliance with Section 11.2.

(w) "Non-Qualified Stock Option" means an Option granted pursuant to Section 11.1 that is not intended to be an Incentive Stock Option.

(x) "Option" means a right granted to a Participant pursuant to Article 11. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

(y) "Participant" means a person who has been granted an Award.

(z) "Performance Cash" means a right granted to a Participant pursuant to Section 10.3.

(aa) "Performance Goals" means the one or more goals established by the Committee for a Performance Period based upon business criteria or other performance measures determined by the Committee in its discretion.

(bb) "Performance Period" means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured, provided that no Performance Period may be shorter than 12 months in duration.

(cc) "Performance Share" means a right granted to a Participant pursuant to Section 10.1.

(dd) "Performance Share Unit" means a right granted to a Participant pursuant to Section 10.2.

(ee) "Plan" means this Pinnacle West Capital Corporation 2021 Long-Term Incentive Plan, as it may be amended from time to time.

(ff) "Prior Plans" means the Pinnacle West Capital Corporation 2002 Long-Term Incentive Plan, the Pinnacle West Capital Corporation 2007 Long-Term Incentive Plan and any other similar plan adopted by the Company at any time in the past, which has not yet lapsed or expired.

(gg) "Restricted Stock" means Stock granted to a Participant pursuant to Section 7.1.

(hh) "Restricted Stock Unit" means a right granted to a Participant pursuant to Section 7.2.

(ii) "Rule 16b-3" means Rule 16b-3 as promulgated and interpreted by the Securities and Exchange Commission under the Exchange Act or any successor rule or regulation thereto as in effect from time to time.

(jj) "Separation from Service" is a term that applies only in the context of an Award that the Company concludes is subject to Section 409A of the Code. In that limited context, the term "Separation from Service" means either: (i) the termination of a Participant's employment with the Company and all Affiliates due to death, retirement or other reasons; or (ii) a permanent reduction in the level of bona fide services the Participant provides to the Company and all Affiliates to an amount that is less than 50% of the average level of bona fide services the Participant provided to the Company and all Affiliates in the immediately preceding 36 months, with the level of bona fide service calculated in accordance with Treasury Regulation Section 1.409A-1(h)(1)(ii).

Solely for purposes of determining whether a Participant has a "Separation from Service," a Participant's employment relationship is treated as continuing while the Participant is on military leave, medical or sick leave, or other bona fide leave of absence (if the period of such leave does not exceed six months, or if longer, so long as the Participant's right to reemployment with the Company or an Affiliate is provided either by statute or contract). If the Participant's period of leave exceeds six months and the Participant's right to reemployment is not provided either by statute or by contract, the employment relationship is deemed to terminate on the first day immediately following the expiration of such six-month period. Whether a Termination of Employment has occurred will be determined based on all of the facts and circumstances and in accordance with regulations issued by the United States Treasury Department pursuant to Section 409A of the Code.

In the case of a non-employee member of the Board, Separation from Service means that such member has ceased to be a member of the Board. Whether an independent contractor Consultant has incurred a Separation from Service will be determined in accordance with Treasury Regulation Section 1.409A-1(h).

(kk) "Specified Employee" means an employee who, as of the date of his or her Separation from Service, is (i) an officer of the Company or any Affiliate having an annual compensation greater than $185,000, (ii) a five-percent owner of the Company or any Affiliate, or (iii) a one-percent owner of the Company or any Affiliate having an annual compensation from the Company and all of Affiliates of more than $150,000. The dollar limitations set forth above shall be adjusted to reflect cost of living increases in accordance with Section 416(i)(1)(A) of the Code. An employee will be treated as a Specified Employee for a particular calendar year if the employee meets any of the above requirements (applied in accordance with regulations issued pursuant to Section 416 of the Code and disregarding Section 416(i)(5)) at any time during the 12-month period ending on December 31 of the prior calendar year. Whether an employee is a Specified Employee will be determined exclusively in accordance with regulations issued pursuant to Section 409A of the Code and the minutes of the October 17, 2007 meeting of the Board, as such minutes may be amended, replaced or superseded from time to time.

(ll) "Stock" means the common stock of the Company or any security that may be substituted for Stock or into which Stock may be changed pursuant to Article 4.

(mm) "Stock Appreciation Right" or "SAR" means a right granted to a Participant pursuant to Article 12.

(nn) "Stock Grant Award" means the grant of Stock to a Participant pursuant to Section 8.1.

(oo) "Stock Unit" means a right granted to a Participant pursuant to Section 8.2.

(pp) "Termination of Employment" or "Termination of Service" means the cessation of performance of services for the Company. For this purpose, transfer of a Participant among the Company and any Affiliate, or transfer from a position as a member of the Board to Employee, shall not be considered a Termination of Service or a Termination of Employment with the Company. In the context of an Award that is subject to the requirements of Section 409A of the Code, the terms "Termination of Service" and "Termination of Employment" mean a Separation from Service.

The information contained in these documents and websites are not incorporated by reference.

This Proxy Statement contains forward-looking statements based on current expectations. These forward-looking statements are often identified by words such as "estimate," "predict," "may," "believe," "plan," "expect," "require," "intend," "assume" and similar words. Because actual results may differ materially from expectations, we caution you not to place undue reliance on these statements. A number of factors could cause future results to differ materially from historical results, or from outcomes currently expected or sought by us. A discussion of some of these risks and uncertainties is contained in our Annual Report on Form 10-K and is available on our website at pinnaclewest.com, which you should review carefully before placing any reliance on our forward-looking statements or disclosures. We assume no obligation to update any forward-looking statements, even if our internal estimates change, except as may be required by applicable law.

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ADVANCING OUR CLEAN ENERGY COMMITMENT

IN JANUARY 2020, ARIZONA PUBLIC SERVICE ANNOUNCED OUR CLEAN ENERGY COMMITMENT:

 Provide 100% clean, carbon-free electricity to customers by 2050.

 Achieve a resource mix that is 65% clean energy, with 45% of our generation portfolio coming from renewable energy, by 2030.

 End all coal-fired generation by 2031.

SINCE THE ANNOUNCEMENT, WE'VE MADE STEADY PROGRESS – LAYING THE FOUNDATION FOR OUR CLEAN ENERGY FUTURE.

CLEAN RESOURCES

Purchased more clean wind generation and issued an RFP requesting 300-400 megawatts of renewable energy resources per year.

PEAKING CAPACITY

Seeking 200-300 megawatts per year to address peak capacity needs and maintain reliable service during times of highest energy usage.

BATTERY ENERGY STORAGE

Adding energy storage at large-scale solar plants – delivering "solar after sunset" when customers' summer energy needs peak.

COAL TRANSITION

Proposed financial support and economic development resources to assist communities transitioning away from a coal-based economy.

